Exhibit 99.1

COMBINATION AGREEMENT

BY AND BETWEEN

INTELSAT S.A.

AND

WORLDVU SATELLITES LIMITED

DATED AS OF FEBRUARY 28, 2017

i

EXHIBITS AND SCHEDULES

Schedule A – Knowledge of Company

Schedule B – Knowledge of Absorbing Company

Schedule C – Executive Officers of Surviving Entity

Schedule D – Board of Directors of Surviving Entity

Schedule E – Absorbing Company Pro Forma Debt for Borrowed Money

Exhibit A - Form of Registration Rights Agreement

Exhibit B – Absorbing Company Articles

Exhibit C - Form of Amended Articles of Association

Exhibit D – Form of Exchange Offer Press Release

Exhibit E – Form of Merger Press Release

Exhibit F – Post-Closing Arrangements

Company Disclosure Letter

Absorbing Company Disclosure Letter

COMBINATION AGREEMENT

This COMBINATION AGREEMENT, dated as of February 28, 2017 (this “Agreement”), is by and among Intelsat S.A., a public limited company (société anonyme) incorporated and existing the laws of the Grand Duchy of Luxembourg, with a registered office at 4 rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg registre de commerce et des sociétés under number B162.135 (“Absorbing Company”), and Company (as defined below). Each of Absorbing Company and Company is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1. “Company” shall refer to, (i) as of the date hereof until the completion of the Company Redomiciliation by Share Exchange, WorldVu Satellites Limited, a private limited company registered under the laws of Jersey, Channel Islands (the “Jersey Company”), and (ii) from and after the completion of the Company Redomiciliation by Share Exchange, OneWeb Luxembourg S.A. or OneWeb Luxembourg S.a.r.l., a newly formed Luxembourg société à responsabilité limitée or société anonyme (the “Luxembourg Company”).

WHEREAS, the Parties hereto wish to effect the following transactions, in each case upon the terms and subject to the conditions set forth in this Agreement: (a) a share-for-share exchange pursuant to which shareholders of the Jersey Company shall transfer all of the shares of the Jersey Company to the Luxembourg Company in exchange for shares in the capital of the Luxembourg Company (such exchange, the “Company Redomiciliation by Share Exchange”) and, upon the completion of the Company Redomiciliation by Share Exchange, pursuant to Section 10.9 the Luxembourg Company shall become the assignee to this Agreement and all rights, interests and obligations hereunder, (b) following completion of the Company Redomiciliation by Share Exchange, a restructuring, pursuant to which Company shall effect the Company Restructuring Steps, and (c) following completion of the Company Restructuring Steps, a business combination through a merger (fusion par absorption) of Company with and into Absorbing Company (such merger transaction, the “Merger”), with Absorbing Company being the surviving company (société absorbante) (the “Surviving Entity”) and Company being the absorbed company (société absorbée) in the Merger, pursuant to the Merger Plan and in accordance with the Luxembourg Company Law, whereby each Company Ordinary Share and Company Preferred Share issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the applicable portion of the Merger Consideration in accordance with Section 3.1 hereof;

WHEREAS, the board of directors of Company (the “Company Board”) has passed a resolution that, in the opinion of the directors of Company voting for such resolution, the entry into this Agreement, the Company Redomiciliation by Share Exchange, the Company Restructuring Steps and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its shareholders;

WHEREAS, the Company Board has (a) passed a resolution that, in the opinion of the directors of Company voting for such resolution, the entry into the Merger Plan, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of

Company and its shareholders, (b) approved the Merger Plan, the Merger and the other transactions contemplated by this Agreement, (c) resolved to submit the Merger Plan, the Merger and the other transactions contemplated by this Agreement for approval by special resolution of Company at an extraordinary general meeting of the Company shareholders, and (d) recommended the adoption and approval of the Merger Plan, the Merger and the other transactions contemplated by this Agreement by the Company shareholders;

WHEREAS, the board of directors of Absorbing Company (the “Absorbing Company Board”) has (a) determined that the Merger Plan, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Absorbing Company and its shareholders, (b) approved the Merger Plan, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger Plan, the Merger and the other transactions contemplated by this Agreement be submitted for consideration at an extraordinary general meeting of Absorbing Company shareholders, (d) recommended the adoption and approval of the Merger Plan, the Merger and the other transactions contemplated by this Agreement by the Absorbing Company shareholders, and (e) determined that any preemptive subscription rights in favor of the shareholders of Absorbing Company in connection with the Merger and the other transactions contemplated by this Agreement shall be suppressed;

WHEREAS, concurrently with the execution and delivery of this Agreement, Absorbing Company and SoftBank Group Corp., a Japan corporation (“SoftBank”), are entering into a Share Purchase Agreement (the “Share Purchase Agreement”) providing for, among other things, the investment in, and subscription for, certain securities of Absorbing Company by SoftBank, to be consummated substantially concurrently with the Closing (the “SoftBank Investment”), all upon the terms and subject to the conditions set forth in such Share Purchase Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Company’s willingness to enter into this Agreement, certain shareholders of Absorbing Company are each entering into agreements with Company and SoftBank (the “Absorbing Company Shareholder Voting Agreements”) pursuant to which such shareholders, on the terms and subject to the conditions set forth therein, shall vote the Absorbing Company Common Shares held by them in favor of the adoption and approval of the Merger Plan, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Absorbing Company’s willingness to enter into this Agreement, certain shareholders of Company are each entering into agreements with Absorbing Company (the “Company Shareholder Voting Agreements”) pursuant to which such shareholders, on the terms and subject to the conditions set forth therein, shall vote the shares of Company held by them in favor of the adoption and approval of the Merger Plan, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Absorbing Company Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than this Agreement), or any public announcement of the intention to enter into any such agreement or of any offer, proposal or indication of interest, with respect to: (i) any acquisition or purchase by a Person other than Company or a wholly owned Company Subsidiary and other than the shareholders of Company in their capacities as such (and, in the case of SoftBank pursuant to the Share Purchase Agreement) of 15% or more of the outstanding equity interests of Absorbing Company or any securities convertible into or exercisable or exchangeable for 15% or more of the outstanding equity interests of Absorbing Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, partnership, or similar transaction involving Absorbing Company or any of the Absorbing Company Subsidiaries, in each case, as a result of which the holders of Absorbing Company Common Shares immediately prior to such transaction do not, in the aggregate, own at least 85% of the outstanding voting power of Absorbing Company (or, if Absorbing Company is not the ultimate parent entity resulting from such transaction, such ultimate parent entity) immediately after the consummation thereof; (iii) any acquisition or purchase by a Person other than Company or a wholly owned Company Subsidiary of 15% or more of the assets (including equity interests of, or securities convertible into or exercisable or exchangeable for, equity interests of Absorbing Company Subsidiaries) of Absorbing Company and the Absorbing Company Subsidiaries taken as a whole, in any single transaction or series of related transactions; or (iv) any liquidation or dissolution of Absorbing Company or any Absorbing Company Subsidiary representing 15% or more of the assets (including equity interests of, or securities convertible into or exercisable or exchangeable for, equity interests of Absorbing Company Subsidiaries) of Absorbing Company and the Absorbing Company Subsidiaries taken as a whole.

“Absorbing Company Articles” means the consolidated articles of association (statuts coordonnés) of Absorbing Company, dated as of June 16, 2016, in effect as of the date hereof and as attached to this Agreement as Exhibit B.

“Absorbing Company Common Shares” means the common shares, US$0.01 nominal value per share, of Absorbing Company.

“Absorbing Company Governance Agreement” means the Governance Agreement, dated as of April 23, 2013, by and among Absorbing Company and certain shareholders of Absorbing Company, as it may be amended from time to time.

“Absorbing Company Material Adverse Effect” means any event, circumstance, change, effect, condition or occurrence that (i) would have a material adverse effect on the business, assets, financial condition or results of operations of Absorbing Company and the Absorbing Company Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Absorbing Company to consummate the Merger before the Outside Date; provided that, for purposes of clauses (i) and (ii), “Absorbing Company Material Adverse Effect” shall not include any event, circumstance, change, effect, condition or occurrence, to the extent arising out of or resulting from any of the following: (A) any failure of Absorbing Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period, or any change in the market price or trading volume of the securities of Absorbing Company or the Absorbing Company Subsidiaries, or any change in the credit rating or credit rating outlook of Absorbing Company or the Absorbing Company Subsidiaries (provided that the exception in this clause (A) shall not prevent any event, circumstance, change, effect, condition or occurrence giving rise to such failure from being taken into account in determining whether there has been an Absorbing Company Material Adverse Effect), (B) any changes that affect the industries in which Absorbing Company and the Absorbing Company Subsidiaries currently conduct their businesses generally, (C) any changes in the global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in any country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated hereby, or the taking of any action expressly required by this Agreement, (G) the taking of any action at the written request or with the prior written consent of Company, (H) earthquakes, hurricanes, floods or other natural disasters, or (I) changes in Law or GAAP (or the authoritative interpretation thereof), except in the case of each of clauses (B), (C), (D), (E), (H) and (I), to the extent disproportionately affecting Absorbing Company and the Absorbing Company Subsidiaries, taken as a whole, relative to others in the industries in which Absorbing Company and the Absorbing Company Subsidiaries currently conduct their businesses.

“Absorbing Company Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien that is disclosed on the most recent consolidated balance sheet of Absorbing Company or notes thereto (or securing liabilities reflected on such balance sheet); (v) Liens arising under any Absorbing Company Material Contracts made available to Company prior to execution of this Agreement; (vi) Liens that are recorded in a public record or disclosed on existing title policies or surveys made available to Company prior to the date hereof; (vii) Lien, title defect, covenant or reservation of interests in title that does not interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property; (viii) preferential Liens imposed by operation of the Laws of Luxembourg in favor of Luxembourg tax authorities, social security institutions or employees in respect of any of their claims against Absorbing Company; or (ix) Liens securing the Existing Absorbing Company Credit Facility and Intelsat Jackson’s 8% Senior Secured Notes due 2024 and 9.5% Senior Secured Notes due 2022.

“Absorbing Company Pro Forma Debt for Borrowed Money” means all indebtedness, notes payable, bonds, debentures and other obligations, in each case for borrowed money, whether secured or unsecured, of Absorbing Company and its Subsidiaries set forth on Schedule E to this Agreement on a pro forma basis giving effect to the Debt Exchanges assuming the consummation of the transactions contemplated by this Agreement and the mandatory exchange or conversion of any indebtedness, notes payable, bonds, debentures and other obligations for borrowed money, whether secured or unsecured, of Absorbing Company and its Subsidiaries incurred pursuant to the Debt Exchanges in accordance with their terms.

“Absorbing Company Pro Forma Interest Expense” means, at any date of calculation, an amount equal to:

(i) the sum of the products obtained by multiplying:

(a) the principal amount of each separate tranche of Absorbing Company Pro Forma Debt for Borrowed Money outstanding;

by

(b) the annual nominal interest rate (whether such interest is payable in cash or in kind, but excluding OID, up-front fees, undrawn commitment fees, other fees and expenses and amortization of fees and expenses) (the “Applicable Annual Rate”) of such tranche of Absorbing Company Pro Forma Debt for Borrowed Money;

minus the product of

(ii) (a) the amount, if any, by which (I) US$1,730,000,000 exceeds (II) the amount of cash consideration payable to holders of Intelsat Notes pursuant to the Debt Exchanges (excluding, for the avoidance of doubt, all accrued and unpaid interest payable on any Intelsat Notes tendered into the Debt Exchanges or on any Absorbing Company Pro Forma Debt for Borrowed Money);

multiplied by

(b) 7.0%;

provided that (x) Applicable Annual Rate with respect to the Existing Absorbing Company Credit Facility shall be assumed for the purposes of this definition to be 3.75%.

“Absorbing Company Properties” means each real property owned or leased (as lessee or sublessee) by Absorbing Company or any Absorbing Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Absorbing Company Shareholders Agreements” means each of (i) the Shareholders Agreement, dated as of February 4, 2008, by and among Intelsat Global Ltd. and the shareholders of Absorbing Company party thereto, as it may be amended from time to time, (ii) the Shareholders Agreement, dated as of February 4, 2008, by and among Intelsat Global Ltd. and the “Bridge Investors” party thereto, as it may be amended from time to time, (iii) the Management Shareholders Agreement of Intelsat Global Ltd., dated as of May 6, 2009 and effective as of February 4, 2008, by and among Intelsat Global Ltd. and the shareholders party thereto, as it may be amended from time to time, (iv) the Letter Agreement, dated as of May 6, 2009, by and between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholders Agreement, as amended by the Letter Amendment, dated as of December 7, 2009, by and between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholder’s Agreement, as it may be amended from time to time, (v) the Acknowledgment Agreement, dated as of December 7, 2009, by and among certain shareholders of Intelsat Global, Ltd., regarding the Amendment to Management Shareholders Agreement of Intelsat Global, Ltd., as it may be amended from time to time, and (vi) Letter Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A., David McGlade and the other parties thereto regarding the Management Shareholders Agreement, as it may be amended from time to time.

“Absorbing Company Shareholder Meeting” means the extraordinary general meeting of Absorbing Company’s shareholders called for the purpose of seeking the Absorbing Company Shareholder Approval, as such meeting may be postponed or adjourned.

“Absorbing Company Subsidiary” means any Subsidiary of Absorbing Company.

“Action” means any (i) claim, action, suit, litigation, arbitration, mediation, hearing or other proceeding, or (ii) any investigation of which Company or Absorbing Company, as applicable, has Knowledge, in each case ((i) and (ii)) whether sounding in contract, tort or otherwise, and whether civil or criminal, that is brought, conducted, tried or heard by or before any Governmental Authority.

“Affiliate” means, with respect to a specified Person, any other Person who, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Anti-Corruption Law” means each of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and any other applicable anti-corruption or bribery Law of similar effect, in each case as such Law may be amended from time to time.

“Antitrust Laws” mean any antitrust, merger control, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

“Breach” means a loss, damage, unauthorized access, unauthorized use, unauthorized modification or other material breach of security of Personal Data.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York, Jersey, Channel Islands or Luxembourg, Grand Duchy of Luxembourg are authorized or required to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States, which, as the context may require, includes any member agency or governmental subdivision of the United States government that is a CFIUS member as specified under Section 721 and any agency, branch or division of the United States government participating in the Section 721 review or investigation.

“CFIUS Clearance” means (i) the receipt of a written notification issued by CFIUS that it has determined that the transactions contemplated by this Agreement and the Share Purchase Agreement are not a “covered transaction” or “covered transactions” under Section 721, or (ii) the receipt of a written notification from CFIUS that it has completed its review (or, if applicable, investigation) of the Merger and the other transactions contemplated by this Agreement and the Share Purchase Agreement under Section 721 and determined that there are no unresolved national security concerns with respect to the Merger and the other transactions contemplated by this Agreement and the Share Purchase Agreement, or (iii) that, following an investigation, CFIUS has reported the Merger and the other transactions contemplated by this Agreement and the Share Purchase Agreement to the President of the United States and the President of the United States has declined to exercise his authorities under Section 721 to suspend or prohibit the transactions contemplated by this Agreement and the Share Purchase Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company-Absorbing Company Capacity Purchase Agreement” means an agreement between Company (or a Company Subsidiary) and Absorbing Company (or an Absorbing Company Subsidiary) providing for, among other things, the purchase by Company and its Affiliates of satellite capacity produced by Absorbing Company and its Affiliates.

“Company-Absorbing Company Operating Services Agreement” means an agreement between Company (or a Company Subsidiary) and Absorbing Company (or an Absorbing Company Subsidiary) providing for, among other things, the provision of administrative and operating services by each of the parties to one another.

“Company Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than this Agreement), or any public announcement of the intention to enter into any such agreement or of any offer, proposal or indication of interest, with respect to: (i) any acquisition or purchase by a Person other than Absorbing Company or a wholly owned Absorbing Company Subsidiary of 15% or more of the outstanding equity interests of Company or any securities convertible into or exercisable or exchangeable for 15% or more of the outstanding equity interests of Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, partnership, or similar transaction involving Company or any of the Company Subsidiaries, in each case, as a result of which the holders of Company Ordinary Shares immediately prior to such transaction do not, in the aggregate, own at least 85% of the outstanding voting power of Company (or, if Company is not the ultimate parent entity resulting from such transaction, such ultimate parent entity) immediately after the consummation thereof; (iii) any acquisition or purchase by a Person other than Absorbing Company or a wholly owned Absorbing Company Subsidiary of 15% or more of the assets (including equity interests of, or securities convertible into or exercisable or exchangeable for, equity interests of Company Subsidiaries) of Company and the Company Subsidiaries taken as a whole, in any single transaction or series of related transactions; or (iv) any liquidation or dissolution of Company or any Company Subsidiary representing 15% or more of the assets (including equity interests of, or securities convertible into or exercisable or exchangeable for, equity interests of Company Subsidiaries) of Company and the Company Subsidiaries taken as a whole. Notwithstanding the foregoing, in no event shall the Company Redomiciliation by Share Exchange constitute a “Company Acquisition Proposal.”

“Company Articles” means the Articles of Association of Company, as amended and in effect on the date hereof, and following the Company Redomiciliation by Share Exchange the articles of association (statuts coordonnes) of Luxembourg Company.

“Company Material Adverse Effect” means any event, circumstance, change, effect, condition or occurrence that (i) would have a material adverse effect on the business, assets, financial condition or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Company to consummate the Merger before the Outside Date; provided that, for purposes of clauses (i) and (ii), “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, condition or occurrence, to the extent arising out of or resulting from any of the following: (A) any failure of Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that the exception in this clause (A) shall not prevent any event, circumstance, change, effect, condition or occurrence giving rise to such failure from being taken into account in determining whether there has been a Company Material Adverse Effect), (B) any changes that affect the industries in which Company and the Company Subsidiaries currently conduct their businesses generally, (C) any changes in the global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in any country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated hereby, or the taking of any action expressly required by this Agreement, (G) the taking of any action at the written request or with the prior written consent of Absorbing Company, (H) earthquakes, hurricanes, floods or other natural disasters, or (I) changes in Law or GAAP (or the authoritative interpretation thereof), except in the case of each of clauses (B), (C), (D), (E), (H) and (I), to the extent disproportionately affecting Company and the Company Subsidiaries, taken as a whole, relative to others in the industries in which Company and the Company Subsidiaries currently conduct their businesses.

“Company Ordinary Shares” means each outstanding ordinary share of the Jersey Company prior to completion of the Company Redomiciliation by Share Exchange and each outstanding ordinary or common share of the Luxembourg Company from and after completion of the Company Redomiciliation by Share Exchange.

“Company Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien that is disclosed on the most recent consolidated balance sheet of Company or notes thereto (or securing liabilities reflected on such balance sheet); (v) Liens arising under any Company Material Contracts made available to Absorbing Company prior to execution of this Agreement; (vi) Liens that are recorded in a public record or disclosed on existing title policies or surveys made available to the Absorbing Company prior to the date hereof; (vii) Lien, title defect, covenant or reservation of interests in title that does not interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property; or (viii) preferential Liens imposed by operation of the Laws of Luxembourg in favor of Luxembourg tax authorities, social security institutions or employees in respect of any of their claims against Company.

“Company Preferred Share” means a preferred share, par value £0.000001 per share, of the Jersey Company prior to completion of the Company Redomiciliation by Share Exchange and each preferred share of the Luxembourg Company from and after completion of the Company Redomiciliation by Share Exchange.

“Company Properties” means each real property owned or leased (as lessee or sublessee), by Company or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Registration Rights Agreement” means the Registration Rights Agreement, dated as of June 24, 2015, by and among Company and certain shareholders of Company, as it may be amended from time to time.

“Company Restricted Stock Unit Award” means a restricted stock unit award granted pursuant to a Company Equity Incentive Plan.

“Company Shareholder Meeting” means the extraordinary general meeting of the holders of shares of Company for the purpose of seeking the Company Shareholder Approval, as such meeting may be postponed or adjourned.

“Company Share Purchase Agreement” means that certain Share Purchase Agreement, dated as of November 1, 2016, by and among Company, SoftBank and the other buyers named therein, as amended by that certain Amendment to Share Purchase Agreement, dated as of the date hereof.

“Company Subsidiary” means any Subsidiary of Company.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of January 22, 2017, among Company, SoftBank and Absorbing Company.

“Consent Solicitations” means the consent solicitations of the holders of each series of Intelsat Notes to receive the requisite consents necessary to amend, eliminate or waive certain provisions of the Intelsat Indentures on the terms described in the Exchange Offer Press Release or on such other amended terms as are consented to in writing by Company, such consent not to be unreasonably withheld, conditioned or delayed.

“Control” means, with respect to an entity, the ability to direct the management or policies of such entity, directly or indirectly, whether through the ownership of shares or other securities, by contract or otherwise, provided that in all events, an entity which has, direct or indirect, ownership of or the power to direct the vote of more than fifty percent (50%) of the voting share capital of another entity or the power to control the composition of the board of directors or other governing bodies of such other entity, shall be deemed to be in Control of that other entity.

“Debt Exchanges” means the exchange offers for the Intelsat Notes on the terms described in the Exchange Offer Press Release and Schedule 1.1, or on such other terms as (x) subject to the restrictions set forth in the proviso in the first sentence of Section 7.11(f) of this Agreement, would satisfy the Exchange Offer Condition or (y) are consented to in writing by Company, such consent not to be unreasonably withheld, conditioned or delayed.

“Draft 20-F” means the last draft annual report on Form 20-F of Absorbing Company for the fiscal year ended December 31, 2016 that was provided to Company prior to 11:59 p.m. on the date immediately prior to the date hereof.

“DSS” means the U.S. Defense Security Service.

“DSS Approval” means that the DSS shall have agreed to and implemented a final or interim plan to mitigate FOCI consistent with the requirements of the NISPOM to enable Absorbing Company as the surviving entity to maintain all relevant security clearances material to the conduct of its business.

“EAR” means the Export Administration Regulations, 15 C.F.R. §§ 730-774, as amended.

“Environmental Law” means any Law (including common law) that (i) relates to protection of the environment, natural resources, or human health or safety, or (ii) imposes liability for, or standards of conduct concerning, the manufacture, processing, generation, distribution, sale, installation, use, treatment, storage, Release, threatened Release, cleanup, remediation, transport, handling of or exposure to Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq., Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., Clean Water Act, 33 U.S.C. §§ 1251 et seq., Clean Air Act, 42 U.S.C. §§ 7401, and Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., all as amended.

“Environmental Permit” means any permit, approval, license, certificate, exemption or other authorization or approval required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity, any other entity, which, together with the first entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Offer Condition” means the closing condition set forth in Section 8.1(i).

“Exchange Offers” means, collectively, the Debt Exchanges and the Consent Solicitations.

“Existing Absorbing Company Credit Facility” means that certain Credit Agreement, dated as of January 12, 2011, by and among Intelsat Jackson, Holdings S.A., Absorbing Company, various lenders from time to time parties thereto, Bank of America, N.A., acting as the administrative agent for such lenders, and various other financial institutions acting as syndication agents, documentation agents, joint lead arrangers and managers, as such agreement may be amended, supplemented, waived or otherwise modified or refinanced from time to time in accordance with the terms of this Agreement.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of all SEC and other regulatory filing fees incurred in connection with the Merger and the other transactions contemplated by this Agreement, engaging the services of the Exchange Agent and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“FOCI” means foreign ownership, control or influence.

“Foreign Communication Laws” means any statutes, laws, rules, regulations or policies of any non-U.S. Governmental Authority related to the regulation of electronic communications by wire or radio, including satellite communications.

“GAAP” means the United States generally accepted accounting principles.

“Government Bid” means any offer, quotation, bid or proposal made by a Party or its subsidiary prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means, with respect to any Person, any contract, including any prime contract, subcontract, facility contract, license agreement, strategic alliance agreement, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, change order, undefinitized contract action or other contractual arrangement of any kind, between such Person and (i) any Governmental Authority, (ii) any prime contractor of any Governmental Authority, or (iii) any subcontractor at any tier with respect to any contract of a type described in clauses (i) or (ii) above, in all events including any closed contract or subcontract as to which the right of the Governmental Authority or a higher-tier contractor to review, audit or investigate has not expired. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.

“Governmental Authority” means any multinational, international, national, state, local or municipal government, governmental organization or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof.

“Hazardous Substances” means any chemical or biological substances, materials, radiation, or wastes that are listed, defined, regulated or that form the basis for liability under Environmental Laws.

“ICF” means Intelsat Connect Finance S.A.

“ICF Notes” means ICF’s 12.50% Senior Notes due 2022 issued pursuant to that certain Indenture dated as of December 22, 2016 among ICF as issuer, Intelsat Luxembourg as parent guarantor, and U.S. Bank National Association, as Trustee.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, bonds, debentures, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or otherwise incurred as financing, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (other than ordinary course trade payables), (iv) all obligations under capital leases or “synthetic lease” arrangements, (v) all direct or contingent obligations in respect of bankers acceptances, letters of credit (whether standby or commercial), bank guaranties, surety bonds and similar instruments, (vi) all obligations under or in respect of any hedging, swap or similar arrangement, including any currency or interest rate cap, swap, collar or similar transaction (valued at the termination value thereof), (vii) all indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person, whether or not such indebtedness shall have been assumed by such Person or is limited in recourse, (viii) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any capital stock or equity rights or interests in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, and (x) any agreement to provide any of the foregoing.

“Intellectual Property” means any Software, content, information, designs, formulas, recipes, menus, compositions, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, subroutines, tools, materials, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not), invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form.

“Intellectual Property Rights” means any or all of the following, in any jurisdiction in the world: (i) patents, patent applications, patent disclosures, industrial designs and industrial design applications (whether or not patentable and whether or not reduced to practice); (ii) all trademarks, design marks, logos, service marks, certification marks, trade names, business names, corporate names, trade dress, slogans, and other indicia of source or origin, whether or not registered, and all related goodwill; (iii) all copyrights (registered or unregistered) and other rights in copyrightable works of authorship, and all moral rights in any of the foregoing; (iv) all rights associated with mask works, whether or not registered or the subject of an application for registration and whether or not registrable; (v) rights in trade secrets and other confidential information; (vi) all rights with respect to Web addresses, websites and domain names and numbers; (vii) rights in or relating to applications for, and registrations, renewals, extensions, combinations, divisions, continuations and reissues of, any of the rights referred to in clauses (i) through (vi) above; (viii) any and all similar or equivalent rights to any of the foregoing anywhere in the world, including any application, registration or renewal therefor; and (ix) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation.

“Intelsat Indentures” means the indentures relating to the Intelsat Notes.

“Intelsat Jackson” means Intelsat Jackson Holdings S.A.

“Intelsat Jackson Notes” means:

(i) Intelsat Jackson’s 7.250% Senior Notes due 2020 issued pursuant to that certain Indenture dated as of September 30, 2010, as supplemented, among Intelsat Jackson as issuer, Absorbing Company and Intelsat Luxembourg as parent guarantors, the other guarantors named therein, and Wells Fargo Bank, National Association, as Trustee;

(ii) Intelsat Jackson’s 7.250% Senior Notes due 2019 and Intelsat Jackson’s 7.500% Senior Notes due 2021 issued pursuant to that certain Indenture dated as of April 5, 2011, as supplemented, among Intelsat Jackson as issuer, Absorbing Company and Intelsat Luxembourg as parent guarantors, the other guarantors named therein, and Wells Fargo Bank, National Association, as Trustee; and

(iii) Intelsat Jackson 5.500% Senior Notes due 2023 issued pursuant to that certain Indenture dated as of June 5, 2013, as supplemented, among Intelsat Jackson as issuer, Absorbing Company and Intelsat Luxembourg as parent guarantors, the other guarantors named therein, and Wells Fargo Bank, National Association, as Trustee.

“Intelsat Luxembourg” means Intelsat (Luxembourg) S.A.

“Intelsat Luxembourg Notes” means (i) Intelsat Luxembourg’s 7.750% Senior Notes due 2021 and (ii) Intelsat Luxembourg 8.125% Senior Notes due 2023, each issued pursuant to that certain Indenture dated as of April 5, 2013, as supplemented, among Intelsat Luxembourg as issuer and Absorbing Company as parent guarantors, the other guarantors named therein, and Wells Fargo Bank, National Association, as Trustee.

“Intelsat Notes” means the Intelsat Jackson Notes, the Intelsat Luxembourg Notes, and the ICF Notes.

“Intercompany Agreements” means the Company-Absorbing Company Operating Services Agreement and the Company-Absorbing Company Capacity Purchase Agreement.

“International Trade Laws and Regulations” means United States, United Kingdom, United Nations, Jersey, the Grand Duchy of Luxembourg, European Union and other relevant Laws concerning international transactions, including the importation of merchandise, the export or re-export of products, services or technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including the following Laws: (i) United States Code, Title 13, Chapter 9 Collection and Publication of Foreign Commerce and Trade Statistics administered by the United States Census Bureau, (ii) the Tariff Act of 1930, as amended, and other laws administered by the United States Customs and Border Protection, regulations issued or enforced by the United States Customs and Border Protection, (iii) the Export Administration Act of 1979, as amended, (iv) EAR, (v) the International Emergency Economic Powers Act, (vi) the Arms Export Control Act, (vii) ITAR, (viii) any other export controls administered by an agency of the U.S. Government, (ix) Executive Orders of the President of the United States regarding embargoes and restrictions on trade with designated countries and Persons, (x) the embargoes and restrictions administered by the United States Department of Treasury Office of Foreign Assets Control, (xi) the anti-boycott regulations administered by the United States Department of Commerce, (xii) the anti-boycott regulations administered by the United States Department of the Treasury, (xiii) legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, (xiv) antidumping and countervailing duty laws and regulations, laws and regulations by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, (xv) the Trading with the Enemy Act, (xvi) restrictions by other countries on holding foreign currency and repatriating funds, and (xvii) other Laws adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“ITAR” means the International Traffic in Arms Regulations, 22 C.F.R. §§ 120-130, as amended.

“Jersey Company Law” means the Companies (Jersey) Law 1991, as amended.

“Knowledge” means (i) with respect to Company, the actual knowledge of the persons named in Schedule A, and (ii) with respect to Absorbing Company, the actual knowledge of the persons named in Schedule B.

“Law” means any and all United States, Jersey, Channel Islands, Grand Duchy of Luxembourg or foreign federal, state, provincial or local statutes, laws, ordinances, common law, rules, codes, regulations, Orders and any other binding requirement or determination promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Luxembourg Company Law” means Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Merger Consideration” means the aggregate consideration received by the holders of Company Ordinary Shares, as determined pursuant to Section 3.1.

“NISPOM” means the National Industrial Security Program Operating Manual issued by the United States Department of Defense as it may be amended or supplemented from time to time.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order, writ, injunction, award, treaty or decree of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, the articles of association, certificate of incorporation, bylaws, limited liability company agreement or similar organizational documents of such Person.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Data” means any information that relates to an identified or identifiable individual or device, including name, address, telephone number, e-mail address, user name and password, photograph, government-issued identifier (including Social Security number, tax identification number, driver’s license number and passport number), credit card number, bank information, customer or account number and biometric identifier. “Personal Data” also means information collected by or on behalf of Company or Absorbing Company, as applicable, from any Company or Absorbing Company, as applicable, website, mobile application, product or service, including: (i) any data regarding an individual’s activities (e.g., searches conducted and web pages, video or other content visited or viewed); and (ii) Internet Protocol addresses and other persistent identifiers.

“Privacy Law” means any Law relating to privacy, data protection or data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfer), disclosure, use, retention or disposal of Personal Data (including Personal Data of customers, customers’ end users, employees, contractors and third parties).

“Regulatory Conditions” means the closing conditions set forth in Section 8.1(a) (solely to the extent relating to an Order arising under or with respect to the HSR Act or the Antitrust Laws of the United States, Germany or Mexico, Section 721, NISPOM or ITAR), Section 8.1(d), Section 8.1(e), Section 8.1(f) and Section 8.1(g).

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the environment.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“RESA” means the Luxembourg recueil électronique des sociétiés et associations.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Satellite Financing” means senior and subordinated secured debt facilities required for the financing of Company Satellites, Company Earth Stations and related hardware and services of at least US$1,900,000,000 from one or more financial institutions, investors or export credit agencies (in each case other than any Company Related Party) and any related guaranties and other credit support.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565) and the regulations promulgated thereunder at 31 C.F.R. Part 800.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SoftBank-Company Capacity Purchase Agreement” means the capacity purchase agreement, dated as of the date hereof, between Company and SoftBank, to be assigned by Company to OneWeb Lux Sub as promptly as practicable after the date hereof in accordance with Section 7.12(a).

“Software” means any (i) computer programs, including all software implementations of algorithms, public and proprietary application programming interfaces (APIs), models and methodologies, whether in source code or object code, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, business trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or Controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) such Person and/or any Person that is a Subsidiary of such Person by reason of the application of clause (i) or clause (iii) of this definition of “Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) such Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, windfall or other profits, net worth, net wealth, recording, stamp, transfer, sales, use, value added, franchise, employment, payroll, excise, environmental and any other taxes, levies, duties or similar governmental assessments or charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by a Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“U.S. Tax Form(s)” means, in the case of a shareholder of Company that is a “United States person” for U.S. federal income tax purposes, a properly completed and validly executed IRS Form W-9, and, in the case of a shareholder of Company that is not a “United States person” for U.S. federal income tax purposes, a properly completed and validly executed applicable IRS

Form(s) W-8; provided that in the case of any shareholder of Company that is an entity disregarded as separate from its owner for U.S. federal income tax purposes, such IRS Forms W-9 and W-8, as appropriate, shall be properly completed and validly executed by the Person treated as the sole owner of such shareholder for U.S. federal income tax purposes.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
2015 Lux Tax Return	Section 5.12(d)
Absorbing Company	Preamble
Absorbing Company 2008 Plan	Section 5.3(a)
Absorbing Company 2013 Plan	Section 5.3(a)
Absorbing Company Benefit Plans	Section 5.13(a)
Absorbing Company Board	Recitals
Absorbing Company Creators	Section 5.14(e)
Absorbing Company Customer Contract	Section 5.17(b)
Absorbing Company Disclosure Letter	Article 5
Absorbing Company Earth Stations	Section 5.27(c)
Absorbing Company Equity Awards	Section 5.3(d)
Absorbing Company Equity Plans	Section 5.3(a)
Absorbing Company Government Bid	Section 5.20(a)
Absorbing Company Government Contract	Section 5.20(a)
Absorbing Company Insurance Policies	Section 5.21
Absorbing Company License-In Agreements	Section 5.14(c)
Absorbing Company Material Contract	Section 5.17(b)
Absorbing Company Meeting Documents	Section 7.1(b)(i)
Absorbing Company Permits	Section 5.6(a)
Absorbing Company Related Parties	Section 5.26
Absorbing Company Restricted Stock Unit Award	Section 3.5(a)
Absorbing Company Restricted Stock Unit Award Payment	Section 3.5(a)
Absorbing Company Satellite	Section 5.27(a)
Absorbing Company SEC Documents	Section 5.7(a)
Absorbing Company Shareholder Approval	Section 5.22
Absorbing Company Shareholders Voting Agreement	Recitals
Absorbing Company Terminating Breach	Section 9.1(d)
Agreement	Preamble
Airbus JV	Section 4.1(d)
Amended Absorbing Company Articles	Section 2.4
Articles Effective Time	Section 2.4
Audited Company Financial Statements	Section 4.7(a)
Burdensome Condition	Section 7.5(i)

Claim	Section 7.4(a)
Claim Expenses	Section 7.4(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.13(a)
Company Board	Recitals
Company CIP	Section 4.3(a)
Company Creators	Section 4.14(e)
Company Customer Contract	Section 4.17(b)
Company Disclosure Letter	Article 4
Company Earth Stations	Section 4.27(c)
Company EIP	Section 4.3(a)
Company Equity Incentive Plans	Section 4.3(a)
Company Financial Statements	Section 4.7(a)
Company Government Bid	Section 4.20(a)
Company Government Contract	Section 4.20(a)
Company Health Status Reports	Section 4.27(b)
Company Insurance Policies	Section 4.21
Company License-In Agreements	Section 4.14(c)
Company Material Contract	Section 4.17(b)
Company Meeting Documents	Section 7.1(a)(ii)
Company Permits	Section 4.6(a)
Company Redomiciliation by Share Exchange	Recitals
Company Related Parties	Section 4.26
Company Restructuring Steps	Section 7.12(b)
Company Satellite	Section 4.27(a)
Company Shareholders Voting Agreement	Recitals
Company Shareholder Approval	Section 4.22
Company Terminating Breach	Section 9.1(c)
Company Unvested Restricted Stock Unit Award	Section 3.5(a)
DDTC	Section 4.5(b)
Early Outside Date	Section 9.1(e)
Effective Time	Section 2.3
Exchange Agent	Section 3.2(a)
Exchange Agent Agreement	Section 3.2(a)
Exchange Fund	Section 3.2(b)
Exchange Offer Documents	Section 7.11(b)
Exchange Offer Press Release	Section 7.11(a)
Exchange Ratio	Section 3.1(a)
FAR Ethics Rules	Section 4.20(d)
FCC	Section 4.5(b)
Fractional Share Consideration	Section 3.1(a)
Holdings	Section 7.12(c)
Holdings Contribution	Section 7.12(d)

HSR Act	Section 4.5(b)
Indemnified Parties	Section 7.4
Interim Period	Section 6.1(a)
internal controls	Section 5.7
Jersey Company	Preamble
Letter of Transmittal	Section 3.2(d)
Listing	Section 7.7
Lux Ruling	Section 7.12(c)
Luxembourg Company	Preamble
Luxembourg Deed of Acknowledgement	Section 2.3
Merger	Recitals
Merger Plan	Section 7.1(e)
Merger Press Release	Section 7.3
OFAC	Section 4.18(d)
OneWeb Holdco	Section 7.12(b)
OneWeb Lux Sub	Section 7.12(a)
Organizational Documents	Section 7.4(a)
Outside Date	Section 9.1(b)
Party(ies)	Preamble
Permit	Section 4.18(a)
Pdf	Section 10.4
Registration Rights Agreement	Section 2.7
Required Information	Section 7.11(b)
Security Practices	Section 4.25(b)
Share Purchase Agreement	Recitals
SoftBank	Recitals
SoftBank Investment	Recitals
Surviving Entity	Recitals
Transfer Taxes	Section 9.5
Unaudited Company Financial Statements	Section 4.7(a)
Waivers	Section 7.13(a)
Written Noteholder Communications	Section 7.11(a)

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) references to a Person are also to its successors and permitted assigns;

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise and, except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”; and

(j) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated.

ARTICLE 2

THE MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the Luxembourg Company Law, after completion of the Company Redomiciliation by Share Exchange and the Company Restructuring Steps, and at the Effective Time, Company shall be merged with and into Absorbing Company pursuant to the Merger Plan, whereupon Company shall cease to be incorporated and exist as a separate company in Luxembourg, and Absorbing Company shall continue under the name “INTELSAT S.A.” as the surviving entity (société absorbante) in the Merger and shall be governed by the laws of the Grand Duchy of Luxembourg. The Merger shall be effected pursuant to the Merger Plan and the Luxembourg Company Law and have the effects provided in the Merger Plan and this Agreement and as specified in the Luxembourg Company Law.

(b) Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Company and Absorbing Company, and all of the claims, obligations, liabilities, debts and duties of Company and Absorbing Company shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity. At the time of Closing, neither Company nor Absorbing Company will directly own any real estate property or Intellectual Property Rights that, in each case, would be subject to additional transfer formalities in connection with the Merger.

(c) As of the Closing Date, each former shareholder of Company that has received Absorbing Company Common Shares in accordance with Article 3 hereof shall participate in the benefits of Absorbing Company and shall have all rights attaching to such Absorbing Company Common Shares as set forth in the Amended Absorbing Company Articles.

Section 2.2 Closing. The closing (the “Closing”) of the Merger will take place (a) at the offices of Morrison & Foerster LLP, 2000 Pennsylvania Avenue, NW, Washington, DC 20006 at 8:00 a.m. local time on the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) at such time, date and place as otherwise mutually agreed by the Parties (the “Closing Date”).

Section 2.3 Effective Time.

(a) Company and Absorbing Company shall cause the Merger to be consummated as soon as practicable on the Closing Date. Prior to the Closing, Absorbing Company and Company shall prepare and, on the Closing Date, Absorbing Company and Company shall (i) cause a deed of acknowledgment with respect to the Merger (the “Luxembourg Deed of Acknowledgment”) to be duly executed and filed with an appropriate notary in Luxembourg, and (ii) make any other filings, recordings or publications required to be made by Company or Absorbing Company under the Luxembourg Company Law in connection with the Merger. The Merger shall become effective upon such time as the Luxembourg Deed of Acknowledgment has been passed before the applicable notary (the “Effective Time”).

(b) Upon effectiveness of the Merger in accordance with this Section 2.3, all existing assets of Company (including the equity interests in the Company Subsidiaries that it owns) shall be the assets of the Surviving Entity, and all outstanding liabilities of Company, existing, contingent or otherwise, shall be the liabilities of the Surviving Entity.

Section 2.4 Governing Documents. Subject to the Absorbing Company Shareholder Approval, the form of articles of association, substantially in the form attached hereto as Exhibit C with the changes thereto required pursuant to Exhibit F (the “Amended Absorbing Company Articles”), shall be the articles of association of the Surviving Entity upon the earlier of immediately prior to the closing of the SoftBank Investment and immediately prior to the Effective Time (the “Articles Effective Time”), until thereafter amended in accordance with the provisions thereof, in accordance with applicable Law.

Section 2.5 Executive Officers of Surviving Entity. Subject to applicable Law, from and after the Effective Time, the executive officers of the Surviving Entity shall include the Persons specified on Schedule C attached hereto (each to hold office in accordance with, and subject to, the Amended Absorbing Company Articles and the Luxembourg Company Law until his or her successor is duly elected or appointed or his or her earlier death, resignation, end of term or removal in accordance with the Amended Absorbing Company Articles and the Luxembourg Company Law).

Section 2.6 Board of Directors of Surviving Entity. Subject to applicable Law and to the Absorbing Company Shareholder Approval, from and after the Articles Effective Time, the directors of the Surviving Entity shall be Persons selected in accordance with Schedule D attached hereto (each to hold office in accordance with, and subject to, the Amended Absorbing Company Articles and the Luxembourg Company Act until his or her successor is duly elected or appointed or his or her earlier death, resignation, end of term or removal in accordance with the Amended Absorbing Company Articles and the Luxembourg Company Law).

Section 2.7 Registration Rights Agreement. At Closing, Absorbing Company shall execute and deliver to each of the holders of Company Ordinary Shares who are contemplated as signatories thereto, Absorbing Company’s signature counterpart to the Registration Rights Agreement, substantially in the form of Exhibit A attached hereto (the “Registration Rights Agreement”).

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1 Effects on Company Ordinary Shares and Company Preferred Shares.

(a) At the Effective Time and by virtue of the Merger and without any further action on the part of Company or Absorbing Company or the holders of any securities of Company or Absorbing Company, subject to Section 3.6, each Company Ordinary Share and each Company Preferred Share then outstanding will be cancelled and retired and automatically converted into the right to receive sixty-six (66) Absorbing Company Common Shares (the “Exchange Ratio”), plus the right to receive, pursuant to Section 3.4, cash in lieu of fractional Absorbing Company Common Shares, if any, into which such Company Ordinary Shares or such Company Preferred Shares would have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”).

(b) The share register (registre des actions nominatives) of Absorbing Company and the branch register of Absorbing Company held for the of Absorbing Company by the American Stock Transfer Company, as transfer agent of Absorbing Company, shall remain open from and after the Effective Time as the share register and the branch register of the Surviving Entity and thereafter transfers of Absorbing Company Common Shares (as the common shares of the Surviving Entity) shall continue to be recorded in the share register or branch register, as required under applicable Law. From and after the Effective Time, the share register (registre des actions nominatives) of Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares or Company Preferred Shares.

(c) From and after the Effective Time, Persons who held Company Ordinary Shares or Company Preferred Shares immediately prior to the Effective Time shall cease to have rights with respect to such shares, except for the right to receive the applicable portion of the Merger Consideration as provided for in this Agreement.

Section 3.2 Exchange Fund; Exchange Agent.

(a) Prior to the Closing, Company and Absorbing Company will designate American Stock Transfer Company, the transfer agent of Absorbing Company, to act as a paying and exchange agent in the Merger (the “Exchange Agent”), and the Exchange Agent will administer the transactions described in Section 3.1. Prior to the Effective Time, Absorbing Company will enter into an exchange and paying agent agreement with the Exchange Agent, in a form mutually acceptable to Absorbing Company and Company (the “Exchange Agent Agreement”), setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.2.

(b) At or before the Effective Time, Absorbing Company shall provide to the Exchange Agent (i) authorization to register the Absorbing Company Common Shares being issued as Merger Consideration in the share register and the branch register of Absorbing Company, as required under applicable Law, or in book-entry form in the books of the Exchange Agent, each in accordance with the Amended Absorbing Company Articles, and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration (the cash amount, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Ordinary Shares and Company Preferred Shares. The Surviving Entity shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration (through inclusion of the applicable shareholder’s name in the share register or branch register of Absorbing Company, as required under applicable Law, or in the book-entry ledgers of the Exchange Agent, as applicable) and shall make payment of the Fractional Share Consideration out of the Exchange Fund in accordance with this Agreement.

(c) The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity, as the Surviving Entity directs. No investment of the Exchange Fund shall relieve the Surviving Entity or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the Surviving Entity’s obligations hereunder for the benefit of the holders of Company Ordinary Shares and Company Preferred Shares, which additional funds will be deemed to be part of the Exchange Fund.

(d) As soon as reasonably practicable after the Effective Time (but in any event within five (5) Business Days after the Effective Time), the Surviving Entity shall cause the Exchange Agent to mail or otherwise make available to each shareholder of Company, a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Absorbing Company and reasonably acceptable to Company (which shall specify, among other things, representations and warranties by the signing holder with respect to the unregistered nature of the Absorbing Company Common Shares being delivered in exchange for such holder’s Company Ordinary Shares, similar to those contained in Section 4.5 of the Share Purchase Agreement).

(e) Upon submission of a properly completed and validly executed Letter of Transmittal, applicable U.S. Tax Form(s) and such other documents as may reasonably be required by the Exchange Agent, the former shareholder of Company shall be entitled to receive in exchange therefor the portion of the Merger Consideration for each Company Ordinary Share and each Company Preferred Share formerly held by such Person pursuant to the provisions of this Article 3, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.4. No interest shall be paid or accrued for the benefit of any former shareholder of Company on the Merger Consideration or the Fractional Share Consideration payable upon the delivery of the Letter of Transmittal, applicable U.S. Tax Form(s) and other applicable documentation.

(f) None of Absorbing Company, Company, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent, other Representative or Affiliate thereof, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any Company Ordinary Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3 RESERVED.

Section 3.4 Fractional Shares. No certificate or scrip representing fractional Absorbing Company Common Shares shall be issued upon the surrender for exchange of Company Ordinary Shares and Company Preferred Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of the Surviving Entity. Notwithstanding any other provision of this Agreement, each holder of Company Ordinary Shares and Company Preferred Shares converted pursuant to Section 3.1(a) who would otherwise have been entitled to receive a fraction of an Absorbing Company Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (a) US$5.00, multiplied by (b) such fraction of an Absorbing Company Common Share.

Section 3.5 Effect on Company Restricted Stock Unit Awards. All of the provisions of this Section 3.5 shall be effectuated without any action on the part of the holder of any Company Restricted Stock Unit Award.

(a) At the Effective Time, (A) the portion of each Company Restricted Stock Unit Award outstanding immediately prior to the Effective Time that is vested under the terms thereof and not settled as of immediately prior to the Effective Time, shall be cancelled and shall no longer be outstanding in exchange for the payment by Absorbing Company to the holder thereof of an amount in cash equal to (x) the number of Company Ordinary Shares underlying such vested and not settled portion (rounded up to the nearest whole number of shares), multiplied by (y) $330 (such amount, less any applicable Tax withholdings, the “Absorbing Company Restricted Stock Unit Award Payment”), and (B) the portion of each Company Restricted Stock Unit Award outstanding immediately prior to the Effective Time that is unvested under the terms thereof as of immediately prior to the Effective Time (each, a

“Company Unvested Restricted Stock Unit Award”) shall be cancelled as of immediately prior to the Effective Time in exchange for the issuance by Absorbing Company to the holder thereof of a restricted stock unit award pursuant to an equity award under the terms of the Absorbing Company 2013 Plan covering a number of Absorbing Company Common Shares equal to (i) the number of Company Ordinary Shares underlying such Company Unvested Restricted Stock Unit Award (rounded down to the nearest whole number of shares), multiplied by (ii) the Exchange Ratio (the resulting amount, the “Absorbing Company Restricted Stock Unit Award”). The vesting schedule of each Absorbing Company Restricted Stock Unit Award will provide for a vesting schedule consistent with the vesting schedule that applied to the corresponding Company Unvested Restricted Stock Unit Award; provided that each Absorbing Company Restricted Stock Unit Award shall, to the extent that it becomes vested, be settled only on an annual basis; and provided further that settlement of each vested installment of an Absorbing Company Restricted Stock Unit Award shall occur not later than one (1) month following the end of the year in which vesting occurs and shall not be subject to the occurrence of a change in control, initial public offering, or similar transaction, with respect to Company or Absorbing Company or any of their Affiliates. As of the Effective Time, each holder of Company Restricted Stock Unit Awards shall cease to have any rights with respect thereto, except the right to receive the Absorbing Company Restricted Stock Unit Award Payment or the Absorbing Company Restricted Stock Unit Award, as applicable.

(b) Prior to the Effective Time, the Absorbing Company shall adopt any resolutions necessary to effectuate the provisions of this Section 3.5.

(c) Absorbing Company shall use commercially reasonable efforts to cause, prior to or as promptly as practicable following the Effective Time, but, in any event, within twenty (20) Business Days following the Effective Time, Absorbing Company Common Shares issuable with respect to Absorbing Company Restricted Stock Unit Awards to be covered by a registration statement filed with the SEC, including the effective registration statement on Form S-8 on file with the SEC with respect to the Absorbing Company 2013 Plan. If such registration statement is not automatically effective, Absorbing Company shall use commercially reasonable efforts to have such registration statement declared effective prior to, or as soon as practicable following, the Effective Time and Absorbing Company shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Absorbing Company Restricted Stock Unit Awards remain outstanding. Absorbing Company shall otherwise take such actions as are necessary for making the Absorbing Company Restricted Stock Unit Awards as contemplated in this Section 3.5, including the reservation, issuance and listing of the corresponding Absorbing Company Common Shares. As soon as practicable after the Effective Time, Absorbing Company shall deliver to each holder of a Company Unvested Restricted Stock Unit Award a notice memorializing the grant of a corresponding Absorbing Company Restricted Stock Unit Award as contemplated by this Section 3.5.

Section 3.6 Adjustments to Prevent Dilution. In the event that Company changes the number of Company Ordinary Shares or Company Preferred Shares or securities convertible or exchangeable into or exercisable for any such Company Ordinary Shares, or Absorbing Company changes the number of Absorbing Company Common Shares, in each case issued and outstanding prior to the Effective Time, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

Section 3.7 Withholding. Each of Absorbing Company, Company, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts or other consideration otherwise payable or issuable pursuant to this Article 3, such amounts as may be required to be deducted or withheld with respect to the making of such payment or issuance under any applicable Tax Law; provided that Absorbing Company, to the extent it has Knowledge that it or the Surviving Entity is required to deduct or withhold an amount from the Merger Consideration by reason of a change in applicable Tax Law after the date of this Agreement, shall use reasonable efforts to notify the Company of such requirement to deduct or withhold reasonably in advance thereof. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the section of the disclosure letter prepared by Company with numbering corresponding to the numbering of this Article 4 delivered by Company to Absorbing Company prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of Article 4 of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of Article 4 of this Agreement to the extent the applicability of such disclosure is reasonably apparent (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of Company made herein), Company hereby represents and warrants to Absorbing Company that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) As of the date hereof, Company is a private limited company incorporated under the Jersey Company Law and validly existing under the laws of Jersey. As of Closing, Company will be a private limited company organized under the Luxembourg Company Law and validly existing under the laws of the Grand Duchy of Luxembourg. Company has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business, and is in good standing (except where such concept is not recognized under applicable Law), in each jurisdiction where the character of the properties or assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (except where such concept is not recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and to carry on its business as it is now being conducted, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a correct and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary in existence on the date hereof, (ii) the type of and percentage of interest held, directly or indirectly, by Company in each such Company Subsidiary, and (iii) the names of and the type of and percentage of interest held by any Person other than Company or a Company Subsidiary in each such Company Subsidiary.

(d) Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any equity interest or securities (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities). Company indirectly owns a 50% membership interests in Airbus OneWeb Satellites LLC (the “Airbus JV”). No Company Subsidiary owns any Company Ordinary Shares or Company Preferred Shares.

Section 4.2 Organizational Documents.

(a) Company has made available to Absorbing Company correct and complete copies of the Company Articles and the other Organizational Documents of Company as in effect on the date hereof.

(b) Company has made available to Absorbing Company correct and complete copies of the Organizational Documents of each Company Subsidiary and the Airbus JV as in effect on the date hereof.

Section 4.3 Capital Structure.

(a) As of the date hereof, the authorized capital of Company consists of 12,000,000 Company Ordinary Shares. As of Closing, the authorized capital of Company will consist of 16,000,000 Company Ordinary Shares and 4,000,000 Company Preferred Shares. At the close of business on February 27, 2017, (i) 4,125,986 Company Ordinary Shares were issued and outstanding, (ii) no Company Preferred Shares were issued or outstanding, (iii) 147,000 Company Ordinary Shares were reserved for issuance under the Company 2015 Equity Incentive Plan (the “Company EIP”), including 110,476 Company Ordinary Shares reserved for issuance pursuant to the terms of outstanding Company Restricted Stock Unit Awards granted pursuant to the Company EIP, (iii) 20,000 Company Ordinary Shares were reserved for issuance under the Company Consultant Equity Incentive Plan (the “Company CIP” and, together with the Company EIP, the “Company Equity Incentive Plans”), including 7,360 Company Ordinary Shares reserved for issuance pursuant to the terms of outstanding Company Restricted Stock Unit Awards granted pursuant to the Company CIP, and (iv) no other shares of Company were issued and outstanding as of such date.

(b) All issued and outstanding Company Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and, except as set forth on Section 4.3(b) of the Company Disclosure Letter, no Company Ordinary Shares are entitled to preemptive rights. All Company Ordinary Shares reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable, and, except as set forth on Section 4.3(b) of the Company Disclosure Letter, free of preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Company Ordinary Shares may vote or other holders of any equity securities of any Company Subsidiary may vote.

(c) All of the outstanding equity interests of each of the Company Subsidiaries and the Airbus JV are duly authorized, validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). All equity interests of each of the Company Subsidiaries and the Airbus JV which may be issued pursuant to subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind are, except as set forth on Section 4.3(d) of the Company Disclosure Letter, duly authorized and, upon issuance, will be validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). Except as set forth on Section 4.3(c) of the Company Disclosure Letter, Company owns, directly or indirectly, all of the issued and outstanding share capital and other ownership interests of each of the Company Subsidiaries and the Airbus JV, free and clear of all Liens, other than any restrictions under applicable securities Laws and the Organizational Documents of Company or any Company Subsidiary or the Airbus JV.

(d) Other than (w) pursuant to the Company Restricted Stock Unit Awards listed in Section 4.13(i) of the Company Disclosure Letter or granted after the date hereof to the extent permitted by this Agreement (including in connection with the satisfaction of withholding Tax obligations pursuant to such Company Restricted Stock Unit Awards), (x) obligations of wholly owned Company Subsidiaries to issue additional equity interests of such Company Subsidiaries to their parent entities pursuant to the Organizational Documents of such Company Subsidiaries, (y) pursuant to the Company Share Purchase Agreement, or (z) as set forth on Section 4.3(d)(i) of the Company Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests. Company has provided to Absorbing Company prior to the date hereof a correct and complete copy of the Company Share Purchase Agreement, including all schedules, exhibits, appendices and attachments thereto.

(e) Other than (x) pursuant to the Company Articles or the articles of association of Company in effect at the time of Closing, or (y) as set forth on Section 4.3(e) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is a party to or, to the Knowledge of Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of, or equity interests in, Company or any of the Company Subsidiaries.

(f) Company does not have a “poison pill” or similar shareholder rights plan.

(g) Except as set forth on Section 4.3(g) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is under any contractual obligation, contingent or otherwise, to register the offer and sale or resale of any of its equity securities under the Securities Act.

(h) All dividends or other distributions on the Company Ordinary Shares and any dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full.

(i) None of Company or any Company Subsidiary owns any Absorbing Company Common Shares.

Section 4.4 Authority.

(a) Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Company is a party, including the Merger (subject, in the case of the consummation of the transactions contemplated by this Agreement that require Company Shareholder Approval, to receipt of the Company Shareholder Approval). The execution and delivery of this Agreement by Company and, subject to receipt of the Company Shareholder Approval, the consummation by Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary company action, and, subject to receipt of the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to completion of the Company Redomiciliation by Share Exchange as required hereby and in accordance with Luxembourg Company Law, the filing of the Merger Plan with the Luxembourg trade and companies’ register, the publication of the Merger Plan with the RESA, the preparation of the board reports on the Merger and the appointment of the experts for the delivery of the expert reports on the

Merger, the passing of the Luxembourg Deed of Acknowledgement before the applicable notary, the registration thereof and the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, the registration with the relevant Luxembourg tax authorities, the filings and publications of the convening notices of the Company Shareholder Meeting and the Absorbing Company Shareholder Meeting and the registration, filing and publication of the minutes thereof and the matters contemplated by Section 3.4 of the Share Purchase Agreement. This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Absorbing Company, constitutes a legally valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board has (i) passed resolutions that, in the opinion of the directors voting for the resolution, the entry into this Agreement, the Company Redomiciliation by Share Exchange, the Company Restructuring Steps and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its shareholders, (ii) passed a resolution that, in the opinion of the directors of Company voting for such resolution, the entry into the Merger Plan, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its shareholders, (iii) approved the Merger Plan, the Merger and the other transactions contemplated by this Agreement, (iv) resolved to submit the Merger Plan, the Merger and the other transactions contemplated by this Agreement for approval by special resolution of Company at an extraordinary general meeting of the Company shareholders, and (v) recommended the adoption and approval of the Merger Plan, the Merger and the other transactions contemplated by this Agreement by the Company shareholders.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Company and the Company Subsidiaries will not, (i) conflict with or violate any provision of (A) the Company Articles or the articles of association (statuts coordonnés) of Company in effect immediately prior to the Closing, or (B) any Organizational Documents of any Company Subsidiary, (ii) assuming the matters contemplated by Section 4.5(b), conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b) or as set forth on Section 4.5(a) of the Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any Company Material Contract or

Company Permit, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Company and the Company Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the registration of the Merger Plan with the relevant Luxembourg authorities, the filing of the Merger Plan with the Luxembourg trade and companies’ register and the publication thereof in the RESA, (ii) the registration with the relevant Luxembourg tax authorities, the filing and publication of the convening notices of the Company Shareholder Meeting and the Absorbing Company Shareholder Meeting, (iii) the registration with the relevant Luxembourg tax authorities, the filing with the Luxembourg trade and companies’ register and the publication with the RESA of the minutes of the Company Shareholder Meeting and the Absorbing Company Shareholder Meeting by way of notarial deed and notarial verifications provided under article 271(2) of the Luxembourg Company Law, (iv) the passing of the Luxembourg Deed of Acknowledgement before the applicable notary, the registration thereof with the relevant Luxembourg tax authorities, the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, (v) such other registrations, filings or publications pursuant to Luxembourg Company Law as may be required in connection with this Agreement, the Merger Plan, the Merger, the Company Redomiciliation by Share Exchange and the other transactions contemplated hereby, including in connection with Section 2.5, Section 2.6 and Section 7.12, (vi) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vii) the CFIUS Clearance, (viii) the DSS Approval, (ix) notices to the U.S. State Department Directorate of Defense Trade Controls (“DDTC”) pursuant to ITAR, (x) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (xi) such notices and filings and clearances as may be required under any other applicable Antitrust Laws, (xii) such filings, notifications and consents of the Federal Communications Commission (“FCC”) and any equivalent non-U.S. Governmental Authority as may be required (including any applicable approval for foreign ownership), (xiii) such filings as may be required in connection with state and local Transfer Taxes, (xiv) such matters as contemplated by Section 3.5 of the Share Purchase Agreement, and (xv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.15 and Section 4.16, which are addressed solely in those sections, Company and each Company Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including material permits and certificates necessary for Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as they are being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. All applications required to have been filed for the renewal of Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither Company nor any Company Subsidiary has since January 1, 2015 received any written notice from the applicable Governmental Authority that Company or any Company Subsidiary currently is not in compliance with the terms of any Company Permits, except for any such noncompliance that has been cured prior to the date hereof or that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither Company nor any Company Subsidiary is or has been since January 1, 2015 in conflict with, or in default or violation of (i) any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (ii) any Company Permits (except for Company Permits addressed in Section 4.15 or Section 4.16 which are addressed solely in those sections), except, in each case ((i) and (ii)) for any such conflicts, defaults or violations that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the Knowledge of Company, there are no existing applications, petitions to deny or other Actions pending or threatened before the FCC or any other Governmental Authority that, individually or in the aggregate, have had, or reasonably would be expected to have, a Company Material Adverse Effect.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof and to the Company’s Knowledge, Company or the Company Subsidiaries have Ka-band filings sufficient to permit Company and the Company Subsidiaries to operate their businesses substantially as contemplated by Company’s current business plan and strategies.

Section 4.7 Financial Statements.

(a) Section 4.7(a) of the Company Disclosure Letter sets forth a correct and complete copy of (i) the unaudited consolidated balance sheet of Company and the Company Subsidiaries at December 31, 2016 and the related consolidated profit and loss statement and statement of cash flows of Company and the Company Subsidiaries for the year ended December 31, 2016 (the “Unaudited Company Financial Statements”) and (ii) the audited consolidated balance sheet of Company and the Company Subsidiaries at December 31, 2015 and the related consolidated profit and loss statement and statement of cash flows of Company and the Company Subsidiaries for the years ended December 31, 2015 and December 31, 2014 (the “Audited

Company Financial Statements” and, together with the Unaudited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (A) have been prepared from the books and records of the Company, (B) have been prepared in accordance with GAAP, consistently applied throughout the periods presented, and (C) fairly present in all material respects the consolidated financial position, results of operations and cash flows of Company and the Company Subsidiaries as, at and for the applicable dates or periods presented.

(b) Company and the Company Subsidiaries maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting and record-keeping systems and controls that provide reasonable assurance that: (i) Company and each of the Company Subsidiaries maintains no off-the-book accounts and Company’s and the Company Subsidiaries’ assets and properties are used only in accordance with management directives; (ii) transactions are executed in accordance with management’s authorizations; (iii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable accounting principles and to maintain asset accountability; (iv) access to assets is permitted only in accordance with management’s authorization; (v) the recorded accounting for assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (vi) accounts, notes and other receivables are recorded accurately and do not include any amounts for which there is no written contractual commitment to pay.

(c) Neither Company nor any Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

Section 4.8 Absence of Certain Changes or Events. From December 31, 2016 through the date of this Agreement and except as set forth on Section 4.8 of the Company Disclosure Letter, Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2016 through the date hereof, there has not been any Company Material Adverse Effect or any event, circumstance, change, effect, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, conditions or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.9 No Undisclosed Material Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there are no material liabilities of Company or any of the Company Subsidiaries of any nature, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Company and the Company Subsidiaries dated as of December 31, 2016 included as part of the Unaudited Company Financial Statements, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016.

Section 4.10 Information Supplied. The information relating to Company and the Company Subsidiaries and their respective Affiliates and shareholders (other than SoftBank, Absorbing Company or any Absorbing Company Subsidiary) that was supplied by or on behalf of Company to be included in (a) the Company Meeting Documents, at the time first made available to Company shareholders and at the time of the Company Shareholder Meeting, (b) the Absorbing Company Meeting Documents, at the time first made available to Absorbing Company shareholders and at the time of the Absorbing Company Shareholder Meeting, (c) the Exchange Offer Documents, at such time they are first made available to holders of the Intelsat Notes and at completion of the Exchange Offers, and (d) any documents filed or furnished by Absorbing Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of filing or amendment or supplement thereof, shall not contain any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to information relating to Absorbing Company and the Absorbing Company Subsidiaries and their respective Affiliates and shareholders to be included in such documents or any other information not supplied by or on behalf of Company to Absorbing Company or its Representatives.

Section 4.11 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth on Section 4.11 of the Company Disclosure Letter, as of the date hereof, (a) there is no Action pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary, and (b) neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.12 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were prepared in compliance with applicable Law and were true, correct and complete. Company and each Company Subsidiary has duly paid (or there has been paid on its behalf) all Taxes required to be paid by it, whether or not shown on any Tax Return, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(ii) (A) There are no audits, investigations by any Governmental Authority or other proceedings pending, threatened in writing, or, to the Knowledge of Company, otherwise threatened, with regard to any Taxes or Tax Returns of Company or any Company Subsidiary; (B) no deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and (C) neither Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(iii) Company and each Company Subsidiary has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(iv) There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(v) There are no Tax allocation, indemnification or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary Tax indemnification or gross up provisions in commercial contracts (such as, for example, credit agreements, supply agreements or employment agreements) entered into in the ordinary course of business and not primarily relating to Taxes), and after the Closing Date neither Company nor any Company Subsidiary shall be bound by any such Tax allocation, indemnification or sharing agreements or similar arrangements or have any liability thereunder.

(vi) In the case of each written ruling or written agreement that has been received by Company or a Company Subsidiary from a Governmental Authority with respect to Taxes that remains in effect, (x) all representations and warranties that were made by Company and each relevant Company Subsidiary in order to obtain such ruling were true and complete in all respects, (y) Company and each relevant Company Subsidiary has satisfied all applicable conditions for obtaining such ruling or agreement, and (z) Company and each Company Subsidiary continues to be in compliance in all respects with all requirements for enjoyment of the benefits that are the subject of the ruling or agreement.

(vii) Neither Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) (x) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign law), (y) as a transferee or successor, or (z) by reason of being or having been a member of an affiliated, consolidated, combined, unitary or similar group or fiscal unity.

(viii) Neither Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provision of state, local or foreign Law.

(ix) Jersey Company and each Company Subsidiary incorporated in Jersey is, and always has been, an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007.

(b) None of Company or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(c) Neither Company nor any Company Subsidiary is a tax resident of, or has a permanent establishment in, any jurisdiction other than the jurisdiction under the laws of which Company or such Company Subsidiary is organized. No claim has been made in writing by a Governmental Authority in a jurisdiction where Company or any Company Subsidiary does not file income Tax Returns that it is or may be subject to income taxation by that jurisdiction.

(d) WorldVu Development, LLC is the only Company Subsidiary directly owned by the Company that is treated as a domestic corporation for U.S. federal income tax purposes.

Section 4.13 Benefit Plans; Employees.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each Benefit Plan maintained, contributed to, or participated in for the benefit of or relating to any current employee, officer, or director of Company and the Company Subsidiaries or with respect to which Company or any Company Subsidiary has or could reasonably be expected to have any material liability, excluding any Benefit Plan under which neither Company nor any Company Subsidiary has any remaining liabilities. Company has made available to Absorbing Company a copy of the plan documents governing each such material Company Benefit Plan and any material amendments thereto.

(b) None of Company or any Company Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, or participates in, or has during the past six (6) years maintained, sponsored, contributed to, or participated in, or otherwise has or could reasonably be expected to have any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred, nor are there any circumstances under which they would reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth on Section 4.13(b) of the Company Disclosure Letter, none of Company, any Company Subsidiary or any of their respective ERISA Affiliates have or reasonably could have any liability or obligation to provide welfare benefits with respect to any person beyond his or her retirement or other termination of service other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B. No Company Benefit Plan is an “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA) that is, in whole or in part, self-funded or self-insured.

(c) Except as set forth on Section 4.13(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in connection with any other event, could result, with respect to a Company Benefit Plan, in any material (i) payment, (ii) acceleration of timing of payment, (iii) forgiveness of indebtedness, (iv) vesting or acceleration of vesting, (v) funding or (vi) additional liability.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, individually or together with the occurrence of any other event, result in the payment by Company, any Company Subsidiary, or any Affiliate thereof of any amount or benefit to a “disqualified individual” with respect to Company (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or be nondeductible pursuant to Section 280G of the Code. Neither Company nor any of the Company Subsidiaries has any actual or potential obligation to compensate, reimburse or otherwise “gross up” any person for the interest or additional tax set forth under Section 4999 of the Code.

(e) Each Company Benefit Plan and, to the Knowledge of Company, the administrators and fiduciaries thereof, have complied with the applicable requirements of ERISA, the Code, and any other applicable Law, except where the failure to so comply has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to comply with Section 401(a) of the Code has received a current, favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a current, favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Company, no event has occurred with respect to any Company Benefit Plan which will or could reasonably be expected to give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All material contributions due from Company, any Company Subsidiary or any of their respective ERISA Affiliates with respect to any Company Benefit Plans in the past three (3) years have been timely made as required by law or by the terms of the Company Benefit Plans.

(f) To the Knowledge of Company, (i) there are no material proceedings pending (other than routine claims for benefits) or threatened with respect to a Company Benefit Plan or the assets of a Company Benefit Plan; (ii) no fiduciary (as defined in ERISA Section 3(21)) of a Company Benefit Plan has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA (except as would not give rise to material liability); and (iii) no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406), in each case which has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan maintained outside of the United States, (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(h) Neither Company nor any Company Subsidiary is a party to any collective bargaining agreement, labor union contract or works council agreement applicable to employees of Company or any Company Subsidiary, nor is any such agreement or contract presently being negotiated. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no activities or proceedings of any labor union to organize any employees of Company or any Company Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years, (ii) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Company, threatened by or with respect to any employees of Company or any Company Subsidiary, nor has any such action occurred or, to the Knowledge of Company been threatened, within the past three (3) years, (iii) there are no material unfair labor practice complaints pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, (iv) no material charges with respect to or relating to Company or any Company Subsidiary are pending or, to the Knowledge of Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, (v)there is no employment-related Action pending or, to the Knowledge of Company, threatened with respect to any current or former employees of Company or any Company Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, and (vi) neither Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law.

(i) Section 4.13(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Persons who, as of February 27, 2017, held an outstanding Company Restricted Stock Unit Award, indicating, with respect to each Company Restricted Stock Unit Award then outstanding, the number of Company Ordinary Shares covered thereby, and the date of grant, vesting schedule and expiration date thereof. All Company Restricted Stock Unit Awards were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law.

Section 4.14 Intellectual Property.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, with respect to all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) mask work registrations and applications for registration thereof, in each case that are owned by Company or any Company Subsidiary as of the date of this Agreement: (A) Company and/or one or more of the Company Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Company Permitted Liens; (B) such item is not subject to any outstanding Order; and (C) no Action before or by any Governmental Authority of which Company or any Company Subsidiary has since January 1, 2015 received notice is pending or, to the Knowledge of Company, threatened in writing that challenges the legality, validity, enforceability, registrations, or Company’s or Company Subsidiary’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A), (B) or (C) to be true and correct has not had, and would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company or the Company Subsidiaries own or have the valid right or license to use and exploit all Intellectual Property Rights used or exploited by, and material to, the business of Company and the Company Subsidiaries, free and clear of any Liens other than Company Permitted Liens; provided that no representation and warranty is made in this Section 4.14(b) as to any issued patents, pending patent applications, trademark and service mark registrations, and applications for registration of trademarks and service marks of any other Person.

(c) To the Knowledge of Company, each Company Material Contract under which Company or any Company Subsidiary licenses from a third party any material Intellectual Property Rights that is currently used or held for use by Company or such Company Subsidiary in the conduct of its business (such agreements being referred to as “Company License-In Agreements”) (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by Company or any Company Subsidiary of any such Company License-In Agreement, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth on Section 4.14(d) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries has received any written complaint, claim, demand, or notice during the past six (6) years alleging any infringement or misappropriation of third-party Intellectual Property Rights. To the Knowledge of Company, neither Company nor any of the Company Subsidiaries has infringed, misappropriated or violated in any material respect any material Intellectual Property Rights of any third party in the past six (6) years, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no Action pending or threatened in writing or, to the Knowledge of Company, otherwise threatened against or affecting Company or any of the Company Subsidiaries or any of their respective properties that challenges the validity, enforceability or use of, or the ownership by, Company and the Company Subsidiaries of the Intellectual Property Rights owned by Company and the Company Subsidiaries.

(e) Company and the Company Subsidiaries use commercially reasonable efforts to protect and preserve their rights in any material Intellectual Property Rights (including all trade secrets) in accordance with industry best practices and in accordance with all applicable Laws, except as has not had and, would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Without limiting the foregoing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees and independent contractors who create or contribute to Intellectual Property material to the business of Company and the Company Subsidiaries (“Company Creators”) have validly and presently assigned to Company or a Company Subsidiary in writing all of their rights, title and interest therein that did not initially vest with Company or any of the Company Subsidiaries by operation of law. As of the Closing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all payments that were required to have been made to Company Creators with respect to the Intellectual Property material to the business of Company and the Company Subsidiaries that they created or to which they contributed under applicable Laws, Company’s or the Company Subsidiaries’ agreements with such Company Creators, or Company’s and the Company Subsidiaries’ policies with respect to inventions, that are due and payable at or prior to the Closing, have been fully and timely paid or accrued and there are no unresolved claims by any Company Creators with respect to the foregoing; (ii) all Intellectual Property Rights material to the business of Company and the Company Subsidiaries developed, delivered, or used under or in connection with the Company Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Company Government Contract terms, if any, have been provided; and (iii) all disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions material to the business of Company and the Company Subsidiaries developed, conceived or first actually reduced to practice under Company Government Contracts have been made and provided.

(f) Except as set forth on Section 4.14(f) of the Company Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of Company, the software owned or developed by Company or any Company Subsidiary does not incorporate, and is not integrated with, or, linked to any open source software in such a manner that requires Company or any Company Subsidiary to distribute or make publicly available any material proprietary source code for such software owned or developed by Company or any Company Subsidiary, not charge fees or other consideration for such software, or grant any license under patents to any party not in privity with Company or Company Subsidiaries.

(g) To the Knowledge of Company, Company and each of the Company Subsidiaries is in compliance with any Intellectual Property Rights obligations of the standards-setting organizations and special interest groups in which Company or any Company Subsidiary is a participant, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, none of its material patents has been declared a standard essential patent, except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as disclosed in Section 4.14(h) of the Company Disclosure Letter, no (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Persons (other than funds received in consideration for shares in the capital of Company or the Company Subsidiaries) was used in the development of any Intellectual Property Rights owned by Company or the Company Subsidiaries that are material to the business of Company and the Company Subsidiaries and, to the Knowledge of Company, no current or former employee, consultant or independent contractor of Company or the Company Subsidiaries, who was involved in, or who contributed to, the creation or development of any of the Intellectual Property Rights owned by Company or any of the Company Subsidiaries that are material to the business of Company or and Company Subsidiaries has performed development services for any Governmental Authority during a period of time during which such employee, consultant or independent contractor was also performing development services for Company or any of the Company Subsidiaries, and all Intellectual Property Rights that are material to the business of the Company and the Company Subsidiaries were developed at private expense and no Governmental Authority has obtained by contract or otherwise, rights therein that will affect the commercial value thereof.

Section 4.15 Environmental Matters. Except as set forth on Section 4.15 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Company and each Company Subsidiary are and have been since November 27, 2012 in compliance with all Environmental Laws;

(b) Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing;

(c) Neither Company nor any Company Subsidiary has received since November 27, 2012 any written notice, demand, letter or claim alleging that Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been since November 27, 2012 issued against Company or any Company Subsidiary which remains unresolved, and there is no Action pending, or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law;

(d) Neither Company nor any Company Subsidiary has since November 27, 2012 entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law;

(e) Neither Company nor any Company Subsidiary since November 27, 2012 has assumed, by contract or, to the Knowledge of Company, by operation of Law, any liability under any Environmental Law or relating to the release of any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to the release of any Hazardous Substances;

(f) Neither Company nor any Company Subsidiary has caused, since November 27, 2012, and to the Knowledge of Company, since November 27, 2012, no third party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Company or any Company Subsidiary under any Environmental Law; and

(g) Except in compliance with all applicable Environmental Laws, there is no site to which Company or any Company Subsidiary since November 27, 2012 has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Company, is or may become the subject of any Action under Environmental Law.

Section 4.16 Properties.

(a) Either Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Neither Company nor any of the Company Subsidiaries has received since January 1, 2015 (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has not had, and would reasonably be expected to have, a Company Material Adverse Effect.

(c) Except for any of the foregoing as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property, and neither Company nor any Company Subsidiary has received since January 1, 2015 any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property.

(d) Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. None of Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither Company nor any Company Subsidiary (i) has received since January 1, 2015 written notice of any structural defects, or violation of Law, relating to any Company Property that have had, or would reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect, and (ii) has received since January 1, 2015 written notice of any physical damage to any Company Property that have had, or would reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 4.17 Material Contracts.

(a) Except for contracts set forth in Section 4.17(a) of the Company Disclosure Letter, as of the date of this Agreement, neither Company nor any Company Subsidiary is a party to or bound by, and the properties or assets of Company and the Company Subsidiaries are not subject to, any contracts of the following types, as of the date hereof:

(i) obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of US$20,000,000 and is not cancelable within ninety (90) days without material penalty to Company or any Company Subsidiary;

(ii) (A) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts in any material respect the business of Company or any Company Subsidiary, (B) otherwise restricts in any material respect the lines of business conducted by Company or any Company Subsidiary, the geographic area in which Company or any Company Subsidiary may conduct business or the Persons with whom Company or any Company Subsidiary may compete, or (C) includes any “most favored nation” or material exclusive rights of any type not for the benefit of Company or the Company Subsidiaries;

(iii) is an agreement (other than the Company Articles or Organizational Documents of a Company Subsidiary) that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees or employees of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor;

(iv) constitutes an obligation of Company or any Company Subsidiary for Indebtedness for borrowed money in excess of US$10,000,000, other than any intercompany Indebtedness obligation owed by Company or any Company Subsidiary to Company or any Company Subsidiary;

(v) requires Company or any Company Subsidiary to dispose of or acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) with a fair market value in excess of US$2,500,000 (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory);

(vi) constitutes a joint venture, partnership, limited liability company, joint development or material strategic alliance agreement between Company or any Company Subsidiary, on the one hand, and any third party, on the other hand;

(vii) is a collective bargaining agreement or other contract with any labor union, labor organization or work council;

(viii) constitutes a loan to any Person (other than Company or a wholly owned Company Subsidiary) by Company or any Company Subsidiary in an amount in excess of US$500,000;

(ix) excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms, grants (A) to Company or any Company Subsidiary any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of a third party, or (B) to any third party any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of Company or any Company Subsidiary, in each case ((A) and (B)), which license, option or other right is material to Company and the Company Subsidiaries, taken as a whole;

(x) is between Company or any Company Subsidiaries, on the one hand, and any Company Related Party, on the other hand (other than Absorbing Company or its Affiliates), other than any Company Benefit Plan;

(xi) provides for the grant by Company or any Company Subsidiary of a license under all or substantially all of the patents of Company and the Company Subsidiaries; or

(xii) pursuant to which Company or any Company Subsidiary receives satellite launch services.

(b) Each contract in any of the categories set forth in Section 4.17(a) to which Company or any Company Subsidiary is a party or by which it is bound, or to which its properties or assets are subject, as of the date hereof, together with, solely for purposes of Section 4.17(c) and Section 8.2(a) (as relates to the bring-down of Section 4.17(c)) and not any other provision of this Agreement, each Company Customer Contract, is referred to herein as a “Company Material Contract.” “Company Customer Contract” means all contracts in effect as of the date hereof between Company or any Company Subsidiary, on one hand, and one of the top ten customers of Company and the Company Subsidiaries, as measured by backlog as of December 31, 2016.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on Company and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Company or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where, in each case, such breach, violation or default has not had, and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any Company Subsidiary has received since January 1, 2015 written notice of any material violation or material default under any Company Material Contract.

Section 4.18 International Trade Laws and Regulations.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.18(a) of the Company Disclosure Letter, Company and each Company Subsidiary since January 1, 2013 has prepared and timely applied for and obtained all Company Permits required in accordance with all International Trade Laws and Regulations and has all necessary authority under the International Trade Laws and Regulations to conduct its business as currently conducted, including (i) necessary Permits for any export transactions, (ii) necessary Permits and clearances for the disclosure of information to foreign Persons and (iii) necessary registrations with any Governmental Authority having authority to implement applicable International Trade Laws and Regulations.

(b) Except as, individually or in the aggregate, has not had, would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth on Section 4.18(b) of the Company Disclosure Letter, each of Company and the Company Subsidiaries is, and since January 1, 2013 has been, in compliance with all International Trade Laws and Regulations and Permits and there have been no Actions since January 1, 2013 alleging that Company or any Company Subsidiary has violated any International Trade Laws and Regulations. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, to the Knowledge of Company, there are no threatened claims that Company or any Company Subsidiary has violated since January 1, 2013 any International Trade Laws and Regulations.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, each of Company and the Company Subsidiaries has established internal controls, policies and procedures intended to provide reasonable assurance regarding compliance with all applicable International Trade Laws and Regulations and Permits.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.18(d) of the Company Disclosure Letter, since January 1, 2013, neither Company nor any Company Subsidiary has engaged in any transactions, or otherwise dealt with any country, or other Person with whom U.S. Persons are prohibited from dealing under applicable International Trade Laws and Regulations, including Proscribed Countries, countries subject to economic sanctions maintained by the Department of Treasury Office of Foreign Assets Control (“OFAC”), any Person designated by OFAC on the list of Specially Designated Nationals and Blocked Persons (or entities directly owned or controlled by or acting for or on behalf of a Specially Designated National), any Person designated by the U.S. Commerce Department’s Bureau of Industry and Security on the Denied Persons List, Unverified List or Entity List, any Person designated by the State Department’s Directorate of Defense Trade Controls on the List of Statutorily Debarred Parties or any instrumentality, agent, entity or individual that is acting on behalf of, or directly or indirectly owned or Controlled by, any of the countries or Persons described above.

Section 4.19 Ethical Practices.

(a) Except as set forth on Section 4.19(a) of the Company Disclosure Letter, neither Company nor any Company Subsidiary, nor, to the Knowledge of Company, any of their respective distributors, resellers, sales representatives or Representatives in a manner for which Company or a Company Subsidiary could be held responsible, has, since November 27, 2012, materially violated any Anti-Corruption Law.

(b) Except as set forth on Section 4.19(b) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is or has been, since November 27, 2012, subject to any pending, or, to the Knowledge of Company, threatened material (civil, criminal, or administrative) actions, suits, demands, claims, hearings, notices of violation, proceedings, demand letters, settlements, or enforcement actions, or, to the Knowledge of Company, investigations, or made any material voluntary disclosures to any Governmental Authority, involving Company or any Company Subsidiary relating to any Anti-Corruption Law.

Section 4.20 Government Contracts.

(a) For purposes of this Agreement, “Company Government Contract” shall mean any material Government Contract (or, in the case of the last sentence of Section 4.20(g), any Government Contract) to which Company or any Company Subsidiary is a party or otherwise bound by or subject to, and “Company Government Bid” shall mean any material Government Bid (or, in the case of the last sentence of Section 4.20(g), any Government Bid) of Company or the Company Subsidiaries for which an award has not been issued.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). To the Knowledge of Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect, each Company Government Contract was awarded in compliance with applicable Law. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither Company nor any Company Subsidiary has received since November 27, 2012 written notice that any Governmental Authority, prime contractor or higher-tier subcontractor under a Company Government Contract intends to seek Company’s or any Company Subsidiary’s agreement to lower rates under any of the Company Government Contracts or the Company Government Bids.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.20(c) of the Company Disclosure Letter, Company or the applicable Company Subsidiary has complied since November 27, 2012 and is in compliance in all material respects with all contract terms, conditions, provisions, and requirements (whether stated or incorporated expressly, by reference, or by operation of law) and all requirements of applicable Law pertaining to any Company Government Contract or Company Government Bid.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.20(d) of the Company Disclosure Letter, none of Company or any of Company’s Principals (as defined in FAR 52.209-5) with respect to the Company Government Contracts or Company Government Bids is, or during the last six years has been, (i) debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Authority; (ii) the subject of a finding of material non-compliance, non-responsibility or ineligibility for government contracting or for any reason is listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs; or (iii) currently proposed for, or has been subject to suspension, debarment or exclusion proceedings or threatened suspension, debarment or exclusion proceedings. To the Knowledge of Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no circumstances exist that would warrant the institution of suspension or debarment proceedings against Company, any Company Subsidiary, or any of their respective Principals in connection with the performance of their duties for or on behalf of Company or any Company Subsidiary. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, Company and the Company Subsidiaries are in compliance with the Federal Acquisition Regulation ethical rules and suspension/debarment regulations that went into effect on December 12, 2008 (the “FAR Ethics Rules”).

(e) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth in Section 4.20(e) of the Company Disclosure Letter, to the Knowledge of Company, there are no outstanding claims, contract disputes, or requests for equitable adjustment against Company or any Company Subsidiary by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Company Government Contract.

(f) Neither Company nor any of the Company Subsidiaries has any cost type Government Contracts.

(g) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth on Section 4.20(g) of the Company Disclosure Letter, as of the date of this Agreement, to the Knowledge of Company, there are no pending administrative, civil or criminal allegations, investigations, audits, civil investigation demands, subpoenas or indictments by any Governmental Authority concerning any Company Government Contracts. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.20(g) of the Company Disclosure Letter, during the past six (6) years, neither Company or any Company Subsidiary, nor, to the Knowledge of Company, any of their personnel (i) has made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-22(b)(1)(vi), 9.407-2(a)(8) & 52.203-13) in connection with any Company Government Contract or Company Government Bid; or (ii) has received credible evidence (whether from internal or external sources) of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, a request for a reduction in the price of any Company Government Contracts, including to claims based on actual or alleged defective pricing or a significant overpayment, in connection with the award, performance, or closeout of any Company Government Contract or receiving a Company Government Contract as a result of a Company Government Bid.

(h) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.20(h) of the Company Disclosure Letter, neither Company nor any Company Subsidiary has received during the past six (6) years, written notice of any government past performance evaluations or ratings of less than satisfactory in the Contractor Performance Assessment Reporting System in connection with the Company Government Contracts.

(i) Neither Company nor any of the Company Subsidiaries is performing any Government Contracts that are subject to the NISPOM.

Section 4.21 Insurance. Except as individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all premiums due and payable under all material insurance policies providing coverage for Company and the Company Subsidiaries (the “Company Insurance Policies”) have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To the Knowledge of Company, except as individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Except as individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no written notice of cancellation or termination has been since January 1, 2015 received by Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.22 Approval Required. Except as set forth on Section 4.22 of the Company Disclosure Letter, the following authorizations, approvals, adoptions and decisions, at a general meeting of shareholders of Company held before a notary at which quorum is present and which was duly called and noticed are the only votes of holders of equity securities of Company required to approve this Agreement, the Merger Plan, the Company Redomiciliation by Share Exchange, the Merger and the other transactions contemplated by this Agreement: the authorization, approval and adoption by, in the event that the Luxembourg Company is a société à responsabilité limitée, shareholders representing at least seventy-five percent (75%) of the share capital of Company, or, in the event that the Luxembourg Company is a société anonyme, a sixty-six and two-thirds (66 2/3%) majority of the votes of Company Ordinary Shares cast, of (a) the Merger and the Merger Plan, (b) the discharge of the board of directors and statutory auditor of Company and (c) the transfer of all assets and liabilities of Company to Absorbing Company (the “Company Shareholder Approval”). The Company Redomiciliation by Share Exchange may be effected without a vote of holders of equity securities of Company and with the consents of 66% of the Company Ordinary Shares held by the shareholders of Company by the exercise of drag-along rights pursuant to the Third Amended and Restated Shareholder Agreement, effective as of February 10, 2017, as amended, by and among Company and the shareholders named therein.

Section 4.23 Brokers. Except for the fees and Expenses payable to PJT Partners LP and as set forth in Section 4.23 of the Company Disclosure Letter, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Company Subsidiary.

Section 4.24 Investment Company Act. Neither Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.25 Privacy Laws.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, Company and each Company Subsidiary are in compliance with all Privacy Laws.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, Company and each Company Subsidiary has implemented and maintained a comprehensive security plan which implements and monitors commercially reasonable administrative, technical and physical safeguards designed to ensure that Personal Data within the Company’s or the Company Subsidiary’s possession or control is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification or other misuse (such plans, collectively, the “Security Practices”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there has been since November 27, 2012 no Breach of Personal Data maintained by or on behalf of Company or any Company Subsidiary, and, to the Knowledge of Company, no Breach is threatened.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no complaint to or any Action currently pending against Company, any Company Subsidiary or any Company or Company Subsidiary customers (in the case of customers, to the extent relating to any Company or Company Subsidiary product or service or the practices of Company or a Company Subsidiary) by any Person or Governmental Authority, with respect to the collection, storage, hosting, use, disclosure, transfer, transmission, interception, disposal, other processing or security of any Personal Data.

Section 4.26 Related Party Transactions. Except as set forth on Section 4.26(a) of the Company Disclosure Letter, neither any shareholder of Company nor any director or officer of Company, or any Affiliate of any of the foregoing (other than Company) (collectively, “Company Related Parties”), has any direct or indirect interest (other than as a result of such Person’s shareholdings) in (a) any contract with Company or any Company Subsidiary or the properties or assets of Company or any Company Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to Company or any Company Subsidiary or the properties or assets of Company or any Company Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, including Intellectual Property, used by Company or any Company Subsidiary. Company has made available to Absorbing Company prior to the date hereof a correct and complete copy of the Shareholder Amendment, Waiver and Consent under Third Amended and Restated Shareholder Agreement, Second Amended and Restated Right of First Refusal and Co-Sale Agreement and First Amended and Restated Registration Agreement, dated as of the date hereof, by and among Company and the shareholders named therein, including all schedules, exhibits, appendices and attachments thereto.

Section 4.27 Satellites and Earth Stations.

(a) Section 4.27(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of (i) each satellite owned by Company or any Company Subsidiary, whether or not in orbit, and (ii) satellites in production, described as a group, which are not but are expected to be owned by Company or any Company Subsidiary, including an estimate of the range of launch dates for such satellites in production (each, a “Company Satellite”).

(b) Company has made available to Absorbing Company all reports maintained by Company or any Company Subsidiary with respect to each Company Satellite currently in orbit that detail its health and performance and identify any material satellite related incidents and anomalies, and any reports from a satellite manufacturer with respect to any Company Satellites relating to potential health and performance of such Company Satellites as of the dates of each such report (collectively, the “Company Health Status Reports”). As of the date of this Agreement, there have been no satellite-related incidents or anomalies experienced by any Company Satellite currently in orbit except as documented in the Company Health Status Reports. The Company Health Status Reports are correct and complete in all material respects and, to the Knowledge of Company, each Company Health Status Report is accurate.

(c) Section 4.27(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Company Earth Station operated by Company or any Company Subsidiary, including its location. As used in this Agreement, the term “Company Earth Stations” means any telemetry, tracking and control and transmitting and/or receiving earth station facility, whether owned or leased for use by, or provided by service contract to, Company or any Company Subsidiary, and whether or not located on real property that is either owned, leased, used or held for use by Company or any Company Subsidiary.

(d) For clarity, nothing in this Section 4.27 shall be deemed to be a representation or warranty (i) regarding the performance or lifetime of any Company Satellite or (ii) that, after the Closing, any Company Satellite will not experience any incidents, anomalies or degradation in performance.

Section 4.28 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, neither Company nor any other Person has made any representation or warranty, expressed or implied, with respect to Company or the Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or the Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Absorbing Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Company in this Article 4, any oral or written information presented to Absorbing Company or any of its Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Absorbing Company or any other Person has made or is making any representations or warranties relating to Absorbing Company whatsoever, express or implied, beyond those expressly given by Absorbing Company in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Absorbing Company furnished or made available to Company or any of its Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ABSORBING COMPANY

Except as disclosed in the forms, schedules, documents, statements and reports filed or furnished by Absorbing Company with the SEC since January 1, 2015 or in the Draft 20-F (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but, in each case, excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 5) or as set forth in the disclosure letter prepared by Absorbing Company, with numbering corresponding to the numbering of this Article 5 delivered by Absorbing Company to Company prior to the execution and delivery of this Agreement (the “Absorbing Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of Article 5 of the Absorbing Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of Article 5 of this Agreement to the extent the applicability of such disclosure is reasonably apparent (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided that nothing in the Absorbing Company Disclosure Letter is intended to broaden the scope of any representation or warranty of Absorbing Company made herein), Absorbing Company hereby represents and warrants to Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Absorbing Company is a public limited company (société anonyme) incorporated and validly existing under the laws of Luxembourg. Absorbing Company has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Absorbing Company is duly qualified or licensed to do business, and is in good standing (except where such concept is not recognized under applicable Law), in each jurisdiction where the character of the properties or assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(b) Each Absorbing Company Subsidiary is duly organized, validly existing and in good standing (except where such concept is not recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and to carry on its business as it is now being conducted, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(c) Except as set forth on Section 5.1(c) of the Absorbing Company Disclosure Letter, neither Absorbing Company nor any Absorbing Company Subsidiary directly or indirectly owns any equity interest or securities (whether equity or debt) in any Person (other than in the Absorbing Company Subsidiaries and investments in short-term investment securities).

Section 5.2 Organizational Documents.

(a) Absorbing Company has made available to Company correct and complete copies of the Absorbing Company Articles and the other Organizational Documents of Absorbing Company as in effect on the date hereof.

(b) Absorbing Company has made available to Company correct and complete copies of the Organizational Documents of each non wholly owned Absorbing Company Subsidiary as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized capital of Absorbing Company consists of 1,000,000,000 Absorbing Company Common Shares. At the close of business on February 23, 2017, (i) 118,032,385 Absorbing Company Common Shares were issued and outstanding, (ii) 20,000,000 Absorbing Company Common Shares were reserved for issuance under the Absorbing Company 2013 Equity Incentive Plan (the “Absorbing Company 2013 Plan” and, together with the Absorbing Company 2008 Plan, the “Absorbing Company Equity Plans”), including 7,159,966 Absorbing Company Common Shares reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Absorbing Company 2013 Plan (assuming that all applicable performance goals are achieved at the target level), (iii) 2,093,963 Absorbing Company Common Shares were reserved for issuance pursuant to the terms of outstanding awards granted pursuant under the Absorbing Company 2008 Equity Incentive Plan (the “Absorbing Company 2008 Plan”), and (iv) no other shares of Absorbing Company were issued and outstanding as of such date.

(b) All issued and outstanding Absorbing Company Common Shares are duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed. All Absorbing Company Common Shares reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed, and, subject to the Absorbing Company Shareholder Approval, all Absorbing Company Common Shares to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed (to the extent applicable). There are no outstanding bonds, debentures, notes or other Indebtedness of Absorbing Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Absorbing Company Common Shares may vote or other holders of any equity securities of any Absorbing Company Subsidiary may vote.

(c) All of the outstanding equity interests of each of the Absorbing Company Subsidiaries are duly authorized, validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). All equity interests of each of the Absorbing Company Subsidiaries which may be issued pursuant to subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind are duly authorized and, upon issuance, will be validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). Except as set forth on Section 5.3(c) of the Absorbing Company Disclosure Letter, Absorbing Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Absorbing Company Subsidiaries, free and clear of all Liens other than any restrictions under applicable securities Laws and the Organizational Documents of Absorbing Company or any Absorbing Company Subsidiary.

(d) Other than (w) pursuant to any equity awards under the Absorbing Company Equity Incentive Plans (the “Absorbing Company Equity Awards”) outstanding as of the date of this Agreement or granted after the date hereof to the extent permitted by this Agreement (including in connection with the satisfaction of withholding Tax obligations or the payment of the exercise price pursuant to such Absorbing Company Equity Awards), (x) obligations of wholly owned Absorbing Company Subsidiaries to issue additional equity interests of such Absorbing Company Subsidiaries to their parent entities pursuant to the Organizational Documents of such Absorbing Company Subsidiaries, (y) pursuant to the Share Purchase Agreement or (z) as set forth on Section 5.3(d) of the Absorbing Company Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Absorbing Company or any of the Absorbing Company Subsidiaries is a party or by which any of them is bound obligating Absorbing Company or any of the Absorbing Company Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Absorbing Company or any Absorbing Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(e) Other than (x) pursuant to the articles of association (statuts coordonnés) of Absorbing Company then in effect or (y) as set forth on Section 5.3(e) of the Absorbing Company Disclosure Letter, neither Absorbing Company nor any Absorbing Company Subsidiary is a party to or, to the Knowledge of Absorbing Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of, or equity interests in, Absorbing Company or any of the Absorbing Company Subsidiaries.

(f) Absorbing Company does not have a “poison pill” or similar shareholder rights plan.

(g) Except as set forth on Section 5.3(g) of the Absorbing Company Disclosure Letter, neither Absorbing Company nor any Absorbing Company Subsidiary is under any contractual obligation, contingent or otherwise, to register the offer and sale or resale of any of its equity securities under the Securities Act.

(h) All dividends or other distributions on the Absorbing Company Common Shares and any dividends or other distributions on any securities of any Absorbing Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full.

Section 5.4 Authority.

(a) Absorbing Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Absorbing Company is a party, including the Merger (subject, in the case of the consummation of the transactions contemplated by this Agreement that require Absorbing Company Shareholder Approval, to receipt of the Absorbing Company Shareholder Approval). The execution and delivery of this Agreement by Absorbing Company and, subject to receipt of the Absorbing Company Shareholder Approval, the consummation by Absorbing Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary company action, and, subject to receipt of the Absorbing Company Shareholder Approval, no other corporate proceedings on the part of Absorbing Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Merger Plan with the Luxembourg trade and companies’ register, the publication of the Merger Plan with the RESA, the preparation of the board reports on the Merger and the appointment of the experts for the delivery of the expert reports on the Merger, the passing of the Luxembourg Deed of Acknowledgement before the applicable notary, the registration thereof and the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, the registration with the relevant Luxembourg tax authorities, the filings and publications of the convening notices of the Company Shareholder Meeting and the Absorbing Company Shareholder Meeting and the registration, filing and publication of the minutes thereof and the matters contemplated by Section 3.4 of the Share Purchase Agreement. This Agreement has been duly executed and delivered by Absorbing Company and, assuming due authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of Absorbing Company, enforceable against Absorbing Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Absorbing Company Board has (i) unanimously determined that the terms of this Agreement are fair to and in the best interests of Absorbing Company, and (ii) unanimously approved, adopted and declared advisable this Agreement, which resolutions, subject to the Absorbing Company Shareholder Approval, remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Absorbing Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Absorbing Company and the Absorbing Company Subsidiaries will not, subject to the Absorbing Company Shareholder Approval, (i) conflict with or violate any provision of (A) the Amended Absorbing Company Articles, or (B) any Organizational Documents of any Absorbing Company Subsidiary, (ii) assuming the matters contemplated by Section 5.5(b), conflict with or violate any Law applicable to Absorbing Company or any Absorbing Company Subsidiary or by which any property or asset of Absorbing Company or any Absorbing Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.5(b) or as set forth on Section 5.5(a) of the Absorbing Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Absorbing Company or any Absorbing Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Absorbing Company or any Absorbing Company Subsidiary pursuant to, any Absorbing Company Material Contract or Absorbing Company Permit, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by Absorbing Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Absorbing Company and the Absorbing Company Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the registration of the Merger Plan with the relevant Luxembourg authorities, the filing of the Merger Plan with the Luxembourg trade and companies’ register and the publication thereof in the RESA, (ii) the registration with the relevant Luxembourg tax authorities, the filing and publication of the convening notices of the Company Shareholder Meeting and the Absorbing Company Shareholder Meeting, (iii) the registration with the relevant Luxembourg tax authorities, the filing with the Luxembourg trade and companies’ register and the publication with the RESA of the minutes of the Company

Shareholder Meeting and the Absorbing Company Shareholder Meeting by way of notarial deed and notarial verifications provided under article 271(2) of the Luxembourg Company Law, (iv) the passing of the Luxembourg Deed of Acknowledgement before the applicable notary, the registration thereof with the relevant Luxembourg tax authorities, the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, (v) such other registrations, filings or publications pursuant to Luxembourg Company Law as may be required in connection with this Agreement, the Merger Plan, the Merger and the other transactions contemplated hereby, including in connection with Section 2.5 and Section 2.6, (vi) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act and other securities Laws (federal, state, foreign or otherwise) as may be required in connection with this Agreement, the Merger Plan, the Merger and the other transactions contemplated hereby, including in connection with the matters contemplated by Section 7.11, (vii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (viii) such filings, approvals and notifications as may be required by the listing rules of the NYSE, including in connection with the issuance of Absorbing Company Common Shares pursuant to this Agreement and approval of listing the Absorbing Company Common Shares to be issued pursuant to this Agreement on the NYSE, (ix) the CFIUS Clearance, (x) the DSS Approval, (xi) notices to the DDTC pursuant to ITAR, (xii) the expiration or termination of the applicable waiting period under the HSR Act, (xiii) such notices and filings and clearances as may be required under any other applicable Antitrust Laws, (xiv) such filings, notifications and consents of the FCC and any equivalent non-U.S. Governmental Authority as may be required (including any applicable approval for foreign ownership), (xv) such filings as may be required in connection with state and local Transfer Taxes, (xvi) such matters as contemplated by Section 3.5 of the Share Purchase Agreement, and (xvii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.15 and Section 5.16, which are addressed solely in those sections, Absorbing Company and each Absorbing Company Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including material permits and certificates necessary for Absorbing Company and each Absorbing Company Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as they are being conducted as of the date hereof (the “Absorbing Company Permits”), and all such Absorbing Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of Absorbing Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect. All applications required to have been filed for the renewal of the Absorbing Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material

Adverse Effect, and all other filings required to have been made with respect to such Absorbing Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect. Neither Absorbing Company nor any Absorbing Company Subsidiary has since January 1, 2015 received any written notice from the applicable Governmental Authority that Absorbing Company or any Absorbing Company Subsidiary currently is not in compliance with the terms of any Absorbing Company Permits, except for any such noncompliance that has been cured prior to the date hereof or that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(b) Neither Absorbing Company nor any Absorbing Company Subsidiary is or has been since January 1, 2015 in conflict with, or in default or violation of (i) any Law applicable to Absorbing Company or any Absorbing Company Subsidiary or by which any property or asset of Absorbing Company or any Absorbing Company Subsidiary is bound, or (ii) any Absorbing Company Permits (except for Absorbing Company Permits addressed in Section 5.15 or Section 5.16 which are addressed solely in those sections), except, in each case ((i) and (ii)), for any such conflicts, defaults or violations that, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect. To the Knowledge of Absorbing Company, there are no existing applications, petitions to deny or other Actions pending or threatened before the FCC or any other Governmental Authority that, individually or in the aggregate, have had, or reasonably would be expected to have, an Absorbing Company Material Adverse Effect.

Section 5.7 SEC Documents; Financial Statements.

(a) Absorbing Company has timely filed with, or furnished (on a publicly available basis) to, the SEC, all forms, schedules, documents, statements and reports required to be filed by Absorbing Company with the SEC since January 1, 2015 and prior to the date hereof (the forms, documents, statements and reports filed with the SEC since January 1, 2015 and prior to the date of this Agreement, if any, including any amendments thereto filed prior to the date of this Agreement, together with the Draft 20-F, the “Absorbing Company SEC Documents”). As of their respective dates (it being understood that the date of the Draft 20-F shall be deemed to be December 31, 2016 for this purpose), the Absorbing Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Absorbing Company SEC Documents, at the time of filing or being furnished (it being understood that the date of filing of the Draft 20-F shall be deemed to be the date hereof for this purpose), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Absorbing Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. As of the date of this Agreement, Absorbing Company does not have any outstanding and unresolved comments in comment letters received from the SEC with respect to any Absorbing Company SEC Documents. No Absorbing Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

(b) Absorbing Company has made available to Company correct and complete copies of all written correspondence between the SEC, on the one hand, and Absorbing Company, on the other hand, from January 1, 2015 through the date hereof. At all applicable times since January 1, 2015, Absorbing Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations thereunder, as amended from time to time.

(c) The consolidated financial statements of Absorbing Company and the Absorbing Company Subsidiaries included in the Absorbing Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of such filing with respect thereto (it being understood that the date of filing of the Draft 20-F shall be deemed to be the date hereof for this purpose), have been prepared in accordance with GAAP, consistently applied throughout the periods presented (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by the SEC, including pursuant to Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects (subject, in the case of the unaudited statements, to year-end adjustments, and any immaterial adjustments described therein, including the notes thereto), the consolidated financial position, results of operations and cash flows of Absorbing Company and the consolidated Absorbing Company Subsidiaries as, at and for the applicable dates or periods presented, in each case, except to the extent such financial statements have been modified or superseded by later Absorbing Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d) The Absorbing Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Absorbing Company, including its consolidated Absorbing Company Subsidiaries, is made known to Absorbing Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Absorbing Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”) as required by Rule 13a-15 under the Exchange Act. As of the date hereof, Absorbing Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Absorbing Company’s auditors and audit committee (i) any “significant deficiencies” and “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Absorbing Company’s internal controls that would reasonably be expected to adversely affect in any material respect Absorbing Company’s ability to record, process, summarize and report financial information and (ii) any fraud as to which Absorbing Company has Knowledge, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 5.8 Absence of Certain Changes or Events. From December 31, 2016 through the date of this Agreement and except as set forth on Section 5.8 of the Absorbing Company Disclosure Letter, Absorbing Company and each Absorbing Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2016 through the date hereof, there has not been any Absorbing Company Material Adverse Effect or any event, circumstance, change, effect, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, conditions or occurrences, has had or would reasonably be expected to have an Absorbing Company Material Adverse Effect.

Section 5.9 No Undisclosed Material Liabilities. Except as set forth on Section 5.9 of the Absorbing Company Disclosure Letter, there are no material liabilities of Absorbing Company or any of the Absorbing Company Subsidiaries of any nature, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Absorbing Company and the Absorbing Company Subsidiaries dated as of December 31, 2016 included as part of the Unaudited Absorbing Company Financial Statements in the Draft 20-F, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016.

Section 5.10 Information Supplied. The information relating to Absorbing Company and the Absorbing Company Subsidiaries and their respective Affiliates and shareholders that was supplied by or on behalf of Absorbing Company to be included in (a) the Company Meeting Documents, at the time first made available to Company shareholders and at the time of the Company Shareholder Meeting, (b) the Absorbing Company Meeting Documents, at the time first made available to Absorbing Company shareholders and at the time of the Absorbing Company Shareholder Meeting, (c) the Exchange Offer Documents, at such time they are first made available to holders of the Intelsat Notes and at completion of the Exchange Offers, and (d) any documents filed or furnished by Absorbing Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of filing or amendment or supplement thereof, shall not contain any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Absorbing Company with respect to information relating to Company and the Company Subsidiaries and their respective Affiliates and shareholders to be included in such documents or any other information not supplied by or on behalf of Absorbing Company to Company or its Representatives.

Section 5.11 Litigation. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, as of the date hereof, (a) there is no Action pending or, to the Knowledge of Absorbing Company, threatened against Absorbing Company or any Absorbing Company Subsidiary, and (b) neither Absorbing Company nor any Absorbing Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.12 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect:

(i) Absorbing Company and each Absorbing Company Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were prepared in compliance with applicable Law and are true, correct and complete. Absorbing Company and each Absorbing Company Subsidiary has duly paid (or there has been paid on its behalf) all Taxes required to be paid by it, whether or not shown on any Tax Return, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(ii) (A) There are no audits, investigations by any Governmental Authority or other proceedings pending, threatened in writing, or, to the Knowledge of Absorbing Company, otherwise threatened, with regard to any Taxes or Tax Returns of Absorbing Company or any Absorbing Company Subsidiary; (B) no deficiency for Taxes of Absorbing Company or any Absorbing Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Absorbing Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and (C) neither Absorbing Company nor any Absorbing Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(iii) Absorbing Company and each Absorbing Company Subsidiary has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(iv) There are no Tax Liens upon any property or assets of Absorbing Company or any Absorbing Company Subsidiary, except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(v) There are no Tax allocation, indemnification or sharing agreements or similar arrangements with respect to or involving Absorbing Company or any Absorbing Company Subsidiary (other than customary Tax indemnification or gross up provisions in commercial contracts (such as, for example, credit agreements, supply agreements or employment agreements) entered into in the ordinary course of business and not primarily relating to Taxes), and after the Closing Date neither Absorbing Company nor any Absorbing Company Subsidiary shall be bound by any such Tax allocation, indemnification or sharing agreements or similar arrangements or have any liability thereunder.

(vi) In the case of each written ruling or written agreement that has been received by Absorbing Company or an Absorbing Company Subsidiary from a Governmental Authority with respect to Taxes that remains in effect, (x) all representations and warranties that were made by Absorbing Company and each relevant Absorbing Company Subsidiary in order to obtain such ruling were true and complete in all respects, (y) Absorbing

Company and each relevant Absorbing Company Subsidiary has satisfied all applicable conditions for obtaining such ruling or agreement, and (z) Absorbing Company and each Absorbing Company Subsidiary continues to be in compliance in all respects with all requirements for enjoyment of the benefits that are the subject of the ruling or agreement.

(vii) Neither Absorbing Company nor any Absorbing Company Subsidiary has any liability for the Taxes of any Person (other than Absorbing Company or any Absorbing Company Subsidiary) (x) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign law), (y) as a transferee or successor, or (z) by reason of being or having been a member of an affiliated, consolidated, combined, unitary or similar group or fiscal unity.

(viii) Neither Absorbing Company nor any Absorbing Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provision of state, local or foreign Law.

(ix) Intelsat Investment Holdings S.a.r.l., a direct Absorbing Company Subsidiary, has made a valid election under U.S. Treasury Regulations Section 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes, and such election is in effect.

(b) None of Absorbing Company or any Absorbing Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(c) Neither Absorbing Company nor any Absorbing Company Subsidiary is a tax resident of, or has a permanent establishment in, any jurisdiction other than the jurisdiction under the laws of which Absorbing Company or such Absorbing Company Subsidiary is organized. No claim has been made in writing by a Governmental Authority in a jurisdiction where Absorbing Company or any Absorbing Company Subsidiary does not file income Tax Returns that it is or may be subject to income taxation by that jurisdiction.

(d) The Luxembourg consolidated corporate income Tax Return of Intelsat Holdings S.A. & subsidiaries for the year 2015 (the “2015 Lux Tax Return”) reflects a corporate income tax loss for the tax unity of US$6,133,211,597. The 2015 Lux Tax Return also reflects cumulative consolidated tax losses carried forward from tax years 2010, 2011, 2012, 2013 and 2014 for Luxembourg corporate income tax purposes that total US$4,033,752,597. To the Knowledge of Absorbing Company, the foregoing amounts are a fair reflection of the items to which they specifically refer in the 2015 Lux Tax Return. HRT, a Luxembourg-based tax advisory firm, assisted Intelsat Holdings S.A. in the preparation and filing of the 2015 Lux Tax Return and in the determination of such amounts. The total resulting loss carryforward into 2016 of approximately US$10.1 billion is expected to be reduced by 2016 taxable income. Because no statutory accounts or Tax Returns have been prepared for 2016 as of the date hereof, no representations can be made as to the remaining tax loss carryforward at December 31, 2016.

Section 5.13 Benefit Plans; Employees.

(a) Section 5.13(a) of the Absorbing Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each material Absorbing Company Benefit Plan. For purposes of this Agreement, “Absorbing Company Benefit Plan” means each Benefit Plan maintained, contributed to, or participated in for the benefit of or relating to any current employee, officer, or director of Absorbing Company and the Absorbing Company Subsidiaries or with respect to which Absorbing Company or any Absorbing Company Subsidiary has or could reasonably be expected to have any material liability, excluding any Benefit Plan under which neither Absorbing Company nor any Absorbing Company Subsidiary has any remaining liabilities. Absorbing Company has made available to Company a copy of the plan documents governing each such material Absorbing Company Benefit Plan and any material amendments thereto.

(b) None of Absorbing Company or any Absorbing Company Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, or participates in, or has during the past six (6) years maintained, sponsored, contributed to, or participated in, or otherwise has or could reasonably be expected to have any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Absorbing Company, any Absorbing Company Subsidiary or any of their respective ERISA Affiliates has incurred, nor are there any circumstances under which they would reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth on Section 5.13(b) of the Absorbing Company Disclosure Letter, none of Absorbing Company, any Absorbing Company Subsidiary or any of their respective ERISA Affiliates have or reasonably could have any liability or obligation to provide welfare benefits with respect to any person beyond his or her retirement or other termination of service other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B. No Absorbing Company Benefit Plan is an “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA) that is, in whole or in part, self-funded or self-insured.

(c) Except as set forth on Section 5.13(c) of the Absorbing Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in connection with any other event, could result, with respect to an Absorbing Company Benefit Plan, in any material (i) payment, (ii) acceleration of timing of payment, (iii) forgiveness of indebtedness, (iv) vesting or acceleration of vesting, (v) funding or (vi) additional liability.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, individually or together with the occurrence of any other event, result in the payment by Absorbing Company, any Absorbing Company Subsidiary, or any Affiliate thereof of any amount or benefit to a “disqualified individual” with respect to Absorbing Company (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or be nondeductible pursuant to Section 280G of the Code. Neither Absorbing Company nor any of the Absorbing Company Subsidiaries has any actual or potential obligation to compensate, reimburse or otherwise “gross up” any person for the interest or additional tax set forth under Section 4999 of the Code.

(e) Each Absorbing Company Benefit Plan and, to the Knowledge of Absorbing Company, the administrators and fiduciaries thereof, have complied with the applicable requirements of ERISA, the Code, and any other applicable Law, except where the failure to so comply has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect. Each Absorbing Company Benefit Plan that is intended to comply with Section 401(a) of the Code has received a current, favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a current, favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Absorbing Company, no event has occurred with respect to any Absorbing Company Benefit Plan which will or could reasonably be expected to give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All material contributions due from Absorbing Company, any Absorbing Company Subsidiary or any of their respective ERISA Affiliates with respect to any Absorbing Company Benefit Plans in the past three (3) years have been timely made as required by law or by the terms of the Absorbing Company Benefit Plans.

(f) To the Knowledge of Absorbing Company, (i) there are no material proceedings pending (other than routine claims for benefits) or threatened with respect to an Absorbing Company Benefit Plan or the assets of an Absorbing Company Benefit Plan; (ii) no fiduciary (as defined in ERISA Section 3(21)) of an Absorbing Company Benefit Plan has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA (except as would not give rise to material liability); and (iii) no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Absorbing Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406), in each case which has had or would reasonably be expected to have an Absorbing Company Material Adverse Effect.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, each Absorbing Company Benefit Plan maintained outside of the United States, (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(h) Neither Absorbing Company nor any Absorbing Company Subsidiary is a party to any collective bargaining agreement, labor union contract or works council agreement applicable to employees of Absorbing Company or any Absorbing Company Subsidiary, nor is any such agreement or contract presently being negotiated. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, (i) there are no activities or proceedings of any labor union to organize any employees of Absorbing Company or any Absorbing Company Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years, (ii) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Absorbing Company, threatened by or with respect to any employees of Absorbing Company or any Absorbing Company Subsidiary, nor has any such action occurred or, to the Knowledge of Absorbing Company been threatened, within the past three (3) years, (iii) there are no material unfair labor practice complaints pending or, to the Knowledge of Absorbing Company, threatened against Absorbing Company or any Absorbing Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, (iv) no material charges with respect to or relating to Absorbing Company or any Absorbing Company Subsidiary are pending or, to the Knowledge of Absorbing Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, (v) there is no material employment-related Action pending or, to the Knowledge of Absorbing Company, threatened with respect to any current or former employees of Absorbing Company or any Absorbing Company Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, and (vi) neither Absorbing Company nor any Absorbing Company Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Absorbing Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law.

Section 5.14 Intellectual Property.

(a) With respect to all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) mask work registrations and applications for registration thereof, in each case that are owned by Absorbing Company or any Absorbing Company Subsidiary as of the date of this Agreement: (A) Absorbing Company and/or one or more of the Absorbing Company Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Absorbing Company Permitted Liens; (B) such item is not subject to any outstanding Order; and (C) no Action before or by any Governmental Authority of which Absorbing Company or any Absorbing Company Subsidiary has since January 1, 2015 received notice is pending or, to the Knowledge of Absorbing Company, threatened in writing that challenges the legality, validity, enforceability, registrations, or Absorbing Company’s or Absorbing Company Subsidiary’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A), (B) or (C) to be true and correct, has not had, and would not have or reasonably be expected to have, either individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, Absorbing Company or the Absorbing Company Subsidiaries own or have the valid right or license to use and exploit all Intellectual Property Rights used or exploited by, and material to, the business of Absorbing Company and the Absorbing Company Subsidiaries, free and clear of any Liens other than Absorbing Company Permitted Liens; provided that no representation and warranty is made in this Section 5.14(b) as to any issued patents, pending patent applications, trademark and service mark registrations, and applications for registration of trademarks and service marks of any other Person.

(c) To the Knowledge of Absorbing Company, each Absorbing Company Material Contract under which Absorbing Company or any Absorbing Company Subsidiary licenses from a third party any material Intellectual Property Rights that is currently used or held for use by Absorbing Company or such Absorbing Company Subsidiary in the conduct of its business (such agreements being referred to as “Absorbing Company License-In Agreements”) (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by Absorbing Company or any Absorbing Company Subsidiary of any such Absorbing Company License-In Agreement, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct has not had, and would not have or reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(d) Except as set forth on Section 5.14(d) of the Absorbing Company Disclosure Letter, neither Absorbing Company nor any of the Absorbing Company Subsidiaries has received any written complaint, claim, demand, or notice during the past six (6) years alleging any infringement or misappropriation of third-party Intellectual Property Rights. To the Knowledge of Absorbing Company, neither Absorbing Company nor any of the Absorbing Company Subsidiaries has infringed, misappropriated or violated in any material respect any material Intellectual Property Rights of any third party in the past six (6) years, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, there is no Action pending or threatened in writing or, to the Knowledge of Absorbing Company, otherwise threatened against or affecting Absorbing Company or any of the Absorbing Company Subsidiaries or any of their respective properties that challenges the validity, enforceability or use of, or the ownership by, Absorbing Company and the Absorbing Company Subsidiaries of the Intellectual Property Rights owned by Absorbing Company and the Absorbing Company Subsidiaries.

(e) Absorbing Company and the Absorbing Company Subsidiaries use commercially reasonable efforts to protect and preserve their rights in any material Intellectual Property Rights (including all trade secrets) in accordance with industry best practices and in accordance with all applicable Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect. Without limiting the foregoing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, all employees and independent contractors who create or contribute to Intellectual Property material to the business of Absorbing Company and the Absorbing Company Subsidiaries (“Absorbing Company Creators”) have validly and presently assigned to Absorbing

Company or an Absorbing Company Subsidiary in writing all of their rights, title and interest therein that did not initially vest with Absorbing Company or any of the Absorbing Company Subsidiaries by operation of law. As of the Closing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, (i) all payments that were required to have been made to Absorbing Company Creators with respect to the Intellectual Property material to the business of Absorbing Company and the Absorbing Company Subsidiaries that they created or to which they contributed under applicable Laws, Absorbing Company’s or the Absorbing Company Subsidiaries’ agreements with such Absorbing Company Creators, or Absorbing Company’s and the Absorbing Company Subsidiaries’ policies with respect to inventions, that are due and payable at or prior to the Closing, have been fully and timely paid or accrued and there are no unresolved claims by any Absorbing Company Creators with respect to the foregoing; (ii) all Intellectual Property Rights material to the business of Absorbing Company and the Absorbing Company Subsidiaries developed, delivered, or used under or in connection with the Absorbing Company Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Absorbing Company Government Contract terms, if any, have been provided; and (iii) all disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions material to the business of Absorbing Company and the Absorbing Company Subsidiaries developed, conceived or first actually reduced to practice under Absorbing Company Government Contracts have been made and provided.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, to the Knowledge of Absorbing Company, the software owned or developed by Absorbing Company or any Absorbing Company Subsidiary does not incorporate, and is not integrated with, or, linked to any open source software in such a manner that requires Absorbing Company or any Absorbing Company Subsidiary to distribute or make publicly available any material proprietary source code for such software owned or developed by Absorbing Company or any Absorbing Company Subsidiary, not charge fees or other consideration for such software, or grant any license under patents to any party not in privity with Absorbing Company or Absorbing Company Subsidiaries.

(g) To the Knowledge of Absorbing Company, Absorbing Company and each of the Absorbing Company Subsidiaries is in compliance with any Intellectual Property Rights obligations of the standards-setting organizations and special interest groups in which Absorbing Company or any Absorbing Company Subsidiary is a participant, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect. To the Knowledge of Absorbing Company, none of its material patents has been declared a standard essential patent, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect or as disclosed in Section 5.14(h) of the Absorbing Company Disclosure Letter, no (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Persons (other than funds received in consideration for shares in the capital of Absorbing Company or any of the Absorbing Company Subsidiaries) was used in the development of any Intellectual Property Rights owned by Absorbing Company or the Absorbing Company Subsidiaries that are material to the business of Absorbing Company and the Absorbing Company Subsidiaries, and, to the Knowledge of Absorbing Company, no current or former employee, consultant or independent contractor of Absorbing Company or any of the Absorbing Company Subsidiaries, who was involved in, or who contributed to, the creation or development of any of the Intellectual Property Rights owned by Absorbing Company or the Absorbing Company Subsidiaries that are material to the business of Absorbing Company and the Absorbing Company Subsidiaries has performed development services for any Governmental Authority during a period of time during which such employee, consultant or independent contractor was also performing development services for Absorbing Company or any of the Absorbing Company Subsidiaries, and all Intellectual Property Rights that are material to the business of Absorbing Company and the Absorbing Company Subsidiaries were developed at private expense and no Governmental Authority has obtained by contract or otherwise, rights therein that will affect the commercial value thereof.

Section 5.15 Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect:

(a) Absorbing Company and each Absorbing Company Subsidiary are and have been since January 1, 2012 in compliance with all Environmental Laws;

(b) Absorbing Company and each Absorbing Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing;

(c) Neither Absorbing Company nor any Absorbing Company Subsidiary has received since January 1, 2012 any written notice, demand, letter or claim alleging that Absorbing Company or any such Absorbing Company Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been since January 1, 2012 issued against Absorbing Company or any Absorbing Company Subsidiary which remains unresolved, and there is no Action pending, or, to the Knowledge of Absorbing Company, threatened against Absorbing Company or any Absorbing Company Subsidiary under any Environmental Law;

(d) Neither Absorbing Company nor any Absorbing Company Subsidiary has since January 1, 2012 entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Absorbing Company, threatened against Absorbing Company or any Absorbing Company Subsidiary under any Environmental Law;

(e) Neither Absorbing Company nor any Absorbing Company Subsidiary since January 1, 2012 has assumed, by contract or, to the Knowledge of Absorbing Company, by operation of Law, any liability under any Environmental Law or relating to the release of any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to the release of any Hazardous Substances;

(f) Neither Absorbing Company nor any Absorbing Company Subsidiary has caused, since January 1, 2012, and to the Knowledge of Absorbing Company, since January 1, 2012, no third party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Absorbing Company or any Absorbing Company Subsidiary under any Environmental Law; and

(g) Except in compliance with all applicable Environmental Laws, there is no site to which Absorbing Company or any Absorbing Company Subsidiary since January 1, 2012 has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Absorbing Company, is or may become the subject of any Action under Environmental Law.

Section 5.16 Properties.

(a) Either Absorbing Company or an Absorbing Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Absorbing Company Properties, in each case, free and clear of Liens, except for Absorbing Company Permitted Liens and as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(b) Neither Absorbing Company nor any of the Absorbing Company Subsidiaries has received since January 1, 2015 (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Absorbing Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Absorbing Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Absorbing Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Absorbing Company Properties which, individually or in the aggregate, has not had, and would reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(c) Except for any of the foregoing as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, no condemnation, eminent domain or similar proceeding is pending with respect to any owned Absorbing Company Property, and neither Absorbing Company nor any Absorbing Company Subsidiary has received since January 1, 2015 any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Absorbing Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Absorbing Company Property.

(d) Absorbing Company and the Absorbing Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect. None of Absorbing Company’s or any of the Absorbing Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Absorbing Company Permitted Liens and Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(e) Neither Absorbing Company nor any Absorbing Company Subsidiary (i) has received since January 1, 2015 written notice of any structural defects, or violation of Law, relating to any Absorbing Company Property that has had, or would reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect, and (ii) has received since January 1, 2015 written notice of any physical damage to any Absorbing Company Property that has had, or would reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 5.17 Material Contracts.

(a) Except for contracts set forth in Section 5.17(a) of the Absorbing Company Disclosure Letter, as of the date of this Agreement, neither Absorbing Company nor any Absorbing Company Subsidiary is a party to or bound by, and the properties or assets of Absorbing Company and the Absorbing Company Subsidiaries are not subject to, any contracts of the following types, as of the date hereof:

(i) is required to be filed as an exhibit to Absorbing Company’s Annual Report on Form 20-F pursuant to instruction 4 of the instructions as to exhibits to Form 20-F (other than management contracts and compensatory plans, contracts or arrangements);

(ii) obligates Absorbing Company or any Absorbing Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of US$20,000,000 and is not cancelable within ninety (90) days without material penalty to Absorbing Company or any Absorbing Company Subsidiary;

(iii) (A) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts in any material respect the business of Absorbing Company or any Absorbing Company Subsidiary, (B) otherwise restricts in any material respect the lines of business conducted by Absorbing Company or any Absorbing Company Subsidiary, the geographic area in which Absorbing Company or any Absorbing Company Subsidiary may conduct business or the Persons with whom Absorbing Company or any Absorbing Company Subsidiary may compete, (C) involves annual revenues in excess of US$20,000,000 and includes any “most favored nation” or material exclusive rights of any type or scope not for the benefit of Absorbing Company or the Absorbing Company Subsidiaries;

(iv) is an agreement (other than the Absorbing Company Articles or Organizational Documents of an Absorbing Company Subsidiary) that obligates Absorbing Company or any Absorbing Company Subsidiary to indemnify any past or present directors, officers, trustees or employees of Absorbing Company or any Absorbing Company Subsidiary pursuant to which Absorbing Company or an Absorbing Company Subsidiary is the indemnitor;

(v) constitutes an obligation of Absorbing Company or any Absorbing Company Subsidiary for Indebtedness for borrowed money in excess of US$10,000,000, other than any intercompany Indebtedness obligation owed by Absorbing Company or any Absorbing Company Subsidiary to Absorbing Company or any Absorbing Company Subsidiary;

(vi) requires Absorbing Company or any Absorbing Company Subsidiary to dispose of or acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) with a fair market value in excess of US$2,500,000 (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory);

(vii) constitutes a joint venture, partnership, limited liability company, joint development or material strategic alliance agreement between Absorbing Company or any Absorbing Company Subsidiary, on the one hand, and any third party, on the other hand;

(viii) is a collective bargaining agreement or other contract with any labor union, labor organization or work council;

(ix) constitutes a loan to any Person (other than Absorbing Company or a wholly owned Absorbing Company Subsidiary) by Absorbing Company or any Absorbing Company Subsidiary in an amount in excess of US$500,000;

(x) excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms, grants (A) to Absorbing Company or any Absorbing Company Subsidiary any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of a third party, or (B) to any third party any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of Absorbing Company or any Absorbing Company Subsidiary, in each case ((A) and (B)), which license, option or other right is material to Absorbing Company and the Absorbing Company Subsidiaries, taken as a whole;

(xi) is between Absorbing Company or any Absorbing Company Subsidiaries, on the one hand, and any Absorbing Company Related Party, on the other hand, other than Absorbing Company Benefit Plans;

(xii) provides for the grant by Absorbing Company or any Absorbing Company Subsidiary of a license under all or substantially all of the patents of Absorbing Company and the Absorbing Company Subsidiaries; or

(xiii) pursuant to which Absorbing Company or any Absorbing Company Subsidiary receives satellite launch services.

(b) Each contract in any of the categories set forth in Section 5.17(a) to which Absorbing Company or any Absorbing Company Subsidiary is a party or by which it is bound, or to which its properties or assets are subject, as of the date hereof, together with, solely for purposes of Section 5.17(c) and Section 8.3(a) (as relates to the bring-down of Section 5.17(c) and not any other provision of this Agreement, each Absorbing Company Customer Contract, is referred to herein as a “Absorbing Company Material Contract.” “Absorbing Company Customer Contract” means all contracts in effect as of the date hereof between Absorbing Company or any Absorbing Company Subsidiary, on one hand, and one of the top ten customers of Absorbing Company and the Absorbing Company Subsidiaries, as measured by backlog as of December 31, 2016.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, each Absorbing Company Material Contract is legal, valid, binding and enforceable on Absorbing Company and each Absorbing Company Subsidiary that is a party thereto and, to the Knowledge of Absorbing Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Absorbing Company or any Absorbing Company Subsidiary, nor, to the Knowledge of Absorbing Company, any other party thereto, is in material breach or violation of, or default under, any Absorbing Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Absorbing Company Material Contract, except where, in each case, such breach, violation or default has not had, and would not reasonably likely to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect. Neither Absorbing Company nor any Absorbing Company Subsidiary has received since January 1, 2015 written notice of any material violation or material default under any Absorbing Company Material Contract.

Section 5.18 International Trade Laws and Regulations.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.18(a) of the Absorbing Company Disclosure Letter, Absorbing Company and each Absorbing Company Subsidiary since January 1, 2013 has prepared and timely applied for and obtained all Absorbing Company Permits required in accordance with all International Trade Laws and Regulations and has all necessary authority under the International Trade Laws and Regulations to conduct its business as currently conducted, including (i) necessary Permits for any export transactions, (ii) necessary Permits and clearances for the disclosure of information to foreign Persons and (iii) necessary registrations with any Governmental Authority having authority to implement applicable International Trade Laws and Regulations.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth on Section 5.18(b) of the Absorbing Company Disclosure Letter, each of Absorbing Company and the Absorbing Company Subsidiaries is, and since January 1, 2013 has been, in compliance with all International Trade Laws and Regulations and Permits and there have been no Actions since January 1, 2013 alleging that Absorbing Company or any Absorbing Company Subsidiary has violated any International Trade Laws and Regulations. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, to the Knowledge of Absorbing Company, there are no threatened claims that Absorbing Company or any Absorbing Company Subsidiary has violated since January 1, 2013 any International Trade Laws and Regulations.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, each of Absorbing Company and the Absorbing Company Subsidiaries has established internal controls, policies and procedures intended to provide reasonable assurance regarding compliance with all applicable International Trade Laws and Regulations and Permits.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.18(d) of the Absorbing Company Disclosure Letter, since January 1, 2013, neither Absorbing Company nor any Absorbing Company Subsidiary has engaged in any transactions, or otherwise dealt with any country, or other Person with whom U.S. Persons are prohibited from dealing under applicable International Trade Laws and Regulations, including Proscribed Countries, countries subject to economic sanctions maintained by OFAC, any Person designated by OFAC on the list of Specially Designated Nationals and Blocked Persons (or entities directly owned or controlled by or acting for or on behalf of a Specially Designated National), any Person designated by the U.S. Commerce Department’s Bureau of Industry and Security on the Denied Persons List, Unverified List or Entity List, any Person designated by the State Department’s Directorate of Defense Trade Controls on the List of Statutorily Debarred Parties or any instrumentality, agent, entity or individual that is acting on behalf of, or directly or indirectly owned or Controlled by, any of the countries or Persons described above.

Section 5.19 Ethical Practices.

(a) Neither Absorbing Company nor any Absorbing Company Subsidiary, nor, to the Knowledge of Absorbing Company, any of their respective distributors, resellers, sales representatives or Representatives in a manner for which Absorbing Company or an Absorbing Company Subsidiary could be held responsible, has, since January 1, 2012, materially violated any Anti-Corruption Law.

(b) Neither Absorbing Company nor any Absorbing Company Subsidiary is or has been, since January 1, 2012, subject to any pending, or, to the Knowledge of Absorbing Company, threatened, material (civil, criminal, or administrative) actions, suits, demands, claims, hearings, notices of violation, proceedings, demand letters, settlements, or enforcement actions, or, to the Knowledge of Absorbing Company, investigations, or made any material voluntary disclosures to any Governmental Authority, involving Absorbing Company or any Absorbing Company Subsidiary relating to any Anti-Corruption Law.

Section 5.20 Government Contracts.

(a) For purposes of this Agreement, “Absorbing Company Government Contract” shall mean any material Government Contract (or, in the case of the last sentence of Section 5.20(g), any Government Contract) to which Absorbing Company or any Absorbing Company Subsidiary is a party or otherwise bound by or subject to, and “Absorbing Company Government Bid” shall mean any material Government Bid (or, in the case of the last sentence of Section 5.20(g), any Government Bid) of Absorbing Company or the Absorbing Company Subsidiaries for which an award has not been issued.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, each Absorbing Company Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). To the Knowledge of Absorbing Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, each Absorbing Company Government Contract was awarded in compliance with applicable Law. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, neither Absorbing Company nor any Absorbing Company Subsidiary has received since January 1, 2012 written notice that any Governmental Authority, prime contractor or higher-tier subcontractor under an Absorbing Government Contract intends to seek Absorbing Company’s or any Absorbing Company Subsidiary’s agreement to lower rates under any of the Absorbing Company Government Contracts or Absorbing Company Government Bids.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.20(c) of the Absorbing Company Disclosure Letter, Absorbing Company or the applicable Absorbing Company Subsidiary has complied since January 1, 2012 and is in compliance in all material respects with all contract terms, conditions, provisions, and requirements (whether stated or incorporated expressly, by reference, or by operation of law) and all requirements of applicable Law pertaining to any Absorbing Company Government Contract or Absorbing Company Government Bid.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.20(d) of the Absorbing Company Disclosure Letter, none of Absorbing Company or any of Absorbing Company’s Principals (as defined in FAR 52.209-5) with respect to the Absorbing Company Government Contracts or Absorbing Company Government Bids is, or during the last six years has been, (i) debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Authority; (ii) the subject of a finding of material non-compliance, non-responsibility or ineligibility for government contracting or for any reason is listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs; or (iii) currently proposed for, or has been subject to suspension, debarment or exclusion proceedings or threatened suspension, debarment or exclusion proceedings. To the Knowledge of Absorbing Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, no circumstances exist that would warrant the institution of suspension or debarment proceedings against Absorbing Company, any Absorbing Company Subsidiary, or any of their respective Principals in connection with the performance of their duties for or on behalf of Absorbing Company or any Absorbing Company Subsidiary. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, Absorbing Company and the Absorbing Company Subsidiaries are in compliance with the FAR Ethics Rules.

(e) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.20(e) of the Absorbing Company Disclosure Letter, to the Knowledge of Absorbing Company, there are no outstanding claims, contract disputes, or requests for equitable adjustment against Absorbing Company or any Absorbing Company Subsidiary by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Absorbing Company Government Contract.

(f) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, the cost accounting systems and business systems (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) used by Absorbing Company and the Absorbing Company Subsidiaries and the associated entries reflected in the financial and business records of Absorbing Company and the Absorbing Company Subsidiaries with respect to Absorbing Company Government Contracts and Absorbing Company Government Bids are (and since January 1, 2012 have been) in compliance in all material respects with applicable Law.

(g) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth on Section 5.20(g) of the Absorbing Company Disclosure Letter, as of the date of this Agreement, to the Knowledge of Absorbing Company, there are no pending administrative, civil or criminal allegations, investigations, audits, civil investigation demands, subpoenas or indictments by any Governmental Authority concerning any Absorbing Company Government Contracts. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.20(g) of the Absorbing Company Disclosure Letter, during the past six (6) years, neither Absorbing Company or any Absorbing Company Subsidiary, nor, to the Knowledge of Absorbing Company, any of their personnel (i) has made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-22(b)(1)(vi), 9.407-2(a)(8) & 52.203-13) in connection with any Absorbing Company Government Contract or Absorbing Company Government Bid; or (ii) has received credible evidence (whether from internal or external sources) of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, a request for a reduction in the price of any Absorbing Company Government Contracts, including to claims based on actual or alleged defective pricing or a significant overpayment, in connection with the award, performance, or closeout of any Absorbing Company Government Contract or receiving an Absorbing Company Government Contract as a result of an Absorbing Company Government Bid.

(h) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth on Section 5.20(h) of the Absorbing Company Disclosure Letter, neither Absorbing Company nor any Absorbing Company Subsidiary has received during the past six (6) years, written notice of any government past performance evaluations or ratings of less than satisfactory in the Contractor Performance Assessment Reporting System in connection with the Absorbing Company Government Contracts.

(i) Except as, individually or in the aggregate, had not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, or as set forth in Section 5.20(i) of the Absorbing Company Disclosure Letter, each of Absorbing Company and the applicable Absorbing Company Subsidiaries have in the past six (6) years received a rating of satisfactory or better and complied in all material respects with all applicable requirements relating to the safeguarding of and access to classified information, including those specified in the NISPOM.

Section 5.21 Insurance. Except as individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, all premiums due and payable under all material insurance policies providing coverage for Absorbing Company and the Absorbing Company Subsidiaries (the “Absorbing Company Insurance Policies”) have been paid, and Absorbing Company and the Absorbing Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Absorbing Company Insurance Policies. To the Knowledge of Absorbing Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, such Absorbing Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, no written notice of cancellation or termination has been since January 1, 2015 received by Absorbing Company or any Absorbing Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.22 Approval Required. The following authorizations, approvals, adoptions and decisions, at a general meeting of shareholders of Absorbing Company held before a notary at which quorum is present and which was duly called and noticed (collectively, the “Absorbing Company Shareholder Approval”), are the only votes of holders of equity securities of Absorbing Company required to approve this Agreement, the Merger Plan, the Merger and the other transactions contemplated by this Agreement: (a) the authorisation, approval and adoption of the Merger and the Merger Plan by a two-thirds (2/3) majority of the votes of Absorbing Company Common Shares cast, (b) the authorisation and approval of the Amended Absorbing Company Articles, the amended authorized share capital and authorized shares and the related authorizations and decisions with respect to the limitation and suppression of preemptive rights and issues of shares under the authorised share capital, and the creation of the Series B Preferred Share class and the terms thereof by a two-thirds (2/3) majority of the votes of Absorbing Company Common Shares cast (and in case articles 8, 11.1, 11.4 or 19.3 of the Absorbing Company Articles are amended, a majority of the votes of two-thirds (2/3) of the Absorbing Company Common Shares in issue), (c) the decision and approval of the election of the directors of the Surviving Entity as of the Articles Effective Time by a simple majority of the votes of Absorbing Company Common Shares cast, (d) the affirmative vote of the holders of two-thirds (2/3) of Absorbing Company Common Shares voting to approve an amendment to the Absorbing Company 2013 Equity Incentive Plan to increase the reservation of Absorbing Company Common Shares in connection with Section 3.5, and (e) the authorisation and approval of the acquisition and holding of treasury shares by Absorbing Company or any of the Absorbing Company Subsidiaries (or on any of their behalf), and of the terms of such acquisition, by a simple majority of the votes of Absorbing Company Common Shares cast.

Section 5.23 Brokers. Except for the fees and Expenses payable to Guggenheim Securities, LLC and Goldman, Sachs & Co., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Absorbing Company or any Absorbing Company Subsidiary.

Section 5.24 Investment Company Act. Neither Absorbing Company nor any Absorbing Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940.

Section 5.25 Privacy Laws.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, Absorbing Company and each Absorbing Company Subsidiary are in compliance with all Privacy Laws.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have an Absorbing Company Material Adverse Effect, Absorbing Company and each Absorbing Company Subsidiary has implemented and maintained Security Practices. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, there has been since January 1, 2012 no Breach of Personal Data maintained by or on behalf of Absorbing Company or any Absorbing Company Subsidiary, and, to the Knowledge of Absorbing Company, no Breach is threatened.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect, there is no complaint to or any Action currently pending against Absorbing Company, any Absorbing Company Subsidiary or any Absorbing Company or Absorbing Company Subsidiary customers (in the case of customers, to the extent relating to any Absorbing Company or Absorbing Company Subsidiary product or service or the practices of Absorbing Company or an Absorbing Company Subsidiary) by any Person or Governmental Authority, with respect to the collection, storage, hosting, use, disclosure, transfer, transmission, interception, disposal, other processing or security of any Personal Data.

Section 5.26 Related Party Transactions. Except as set forth on Section 5.26(a) of the Absorbing Company Disclosure Letter, neither any shareholder beneficially owning at least 5% of the outstanding Absorbing Company Common Shares nor any director or officer of Absorbing Company, or any Affiliate of any of the foregoing (other than Absorbing Company) (collectively, “Absorbing Company Related Parties”), has any direct or indirect interest (other than as a result of such Person’s shareholdings) in (a) any contract with Absorbing Company or any Absorbing Company Subsidiary or the properties or assets of Absorbing Company or any Absorbing Company Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to Absorbing Company or any Absorbing Company Subsidiary or the properties or assets of Absorbing Company or any Absorbing Company Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, including Intellectual Property, used by Absorbing Company or any Absorbing Company Subsidiary.

Section 5.27 Satellite and Earth Stations.

(a) The Draft 20-F includes a correct and complete list, as of December 31, 2016, of each Absorbing Company Satellite. As used in this Agreement, “Absorbing Company Satellite” means each satellite (i) owned by Absorbing Company or any Absorbing Company Subsidiary, whether or not in orbit, or (ii) in production, which is or will be owned by Absorbing Company or any Absorbing Company Subsidiary.

(b) The summary of the health and performance of Absorbing Company Satellites made available by Absorbing Company to Company prior to the date hereof is correct and complete, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(c) The Draft 20-F includes a correct and complete list, as of December 31, 2016, of each Absorbing Company Earth Station operated by Absorbing Company or any Absorbing Company Subsidiary. As used in this Agreement, the term “Absorbing Company Earth Stations” means any telemetry, tracking and control and transmitting and/or receiving earth station facility, whether owned or leased for use by, or provided by service contract to, Absorbing Company or any Absorbing Company Subsidiary, and whether or not located on real property that is either owned, leased, used or held for use by Absorbing Company or any Absorbing Company Subsidiary.

(d) For clarity, nothing in this Section 5.27 shall be deemed to be a representation or warranty (i) regarding the performance or lifetime of any Absorbing Company Satellite or (ii) that, after the Closing, any Absorbing Company Satellite will not experience any incidents, anomalies or degradation in performance.

Section 5.28 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Absorbing Company nor any other Person has made any representation or warranty, expressed or implied, with respect to Absorbing Company or the Absorbing Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Absorbing Company or the Absorbing Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Absorbing Company nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Absorbing Company in this Article 5, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Absorbing Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Absorbing Company acknowledges and agrees that none of Company or any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Absorbing Company or any of its Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by Company.

(a) Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as may be consented to in advance in writing by Absorbing Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required pursuant to this Agreement or the Company Share Purchase Agreement, or as set forth in Section 6.1(a) or Section 6.1(b) of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and in a manner consistent with past practice in all material respects (provided, however, that no action that is specifically permitted by any of clauses (i) through (xxii) of Section 6.1(b) shall be deemed a breach of this clause (a)).

(b) Without limiting the foregoing, Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Absorbing Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required by this Agreement, or as set forth in Section 6.1(a) or Section 6.1(b) of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Company Articles (other than to seek shareholder approval in connection with the issuance of the Company Preferred Shares under the Company Share Purchase Agreement and the Company Redomiciliation by Share Exchange to Luxembourg), or (B) any Organizational Documents of any Company Subsidiary, if such amendment would be adverse to Company or Absorbing Company;

(ii) split, divide, subdivide, combine, reclassify or subdivide any shares or other equity securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of Company or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, or (B) distributions by any entity not wholly owned by Company and listed on Section 6.1(b)(iii) of the Company Disclosure Letter, that are required by the Organizational Documents of such any entity and Company and the Company Subsidiaries do not have the power to prevent;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares or other equity interests of Company or any non-wholly owned Company Subsidiary;

(v) except for transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, pledge, dispose, encumber or grant any shares or other equity interests of Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or other equity interests of Company or any of the Company Subsidiaries, except (A) Company Restricted Stock Unit Awards granted after the date of this Agreement to the extent permitted by this Agreement (but excluding the issuance of

Company Ordinary Shares in settlement of any such Company Restricted Stock Unit Awards), (B) pursuant to the Company Share Purchase Agreement or (C) pursuant to the Company Benefit Plans set forth on Section 4.13(a) to the Company Disclosure Letter to the extent required under the terms of such Company Benefit Plans as in effect as of the date of this Agreement;

(vi) acquire or agree to acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory) except (A) acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) as contemplated by the capital expenditures budget of Company previously made available to the Absorbing Company, or (C) any acquisition for consideration of less than US$1,000,000 individually and US$5,000,000 in the aggregate;

(vii) incur, create, assume, refinance or prepay any Indebtedness for borrowed money or issue or sell or otherwise transfer or amend the terms of any debt securities of Company or any of the Company Subsidiaries or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person other than (A) any intercompany Indebtedness obligation owed by Company or any Company Subsidiary to Company or any Company Subsidiary (provided that no such intercompany Indebtedness incurred pursuant to this clause (A) may be issued, sold or otherwise transferred by Company or any Company Subsidiary other than to Company or any Company Subsidiary); (B) additional Indebtedness for borrowed money in an aggregate principal amount not to exceed US$5,000,000 individually or US$20,000,000 in the aggregate; (C) Indebtedness incurred pursuant to the Satellite Financing; and (D) the assumption, guarantee or endorsement of Indebtedness incurred in compliance with the foregoing or Indebtedness of Company or the Company Subsidiaries outstanding as of the date hereof;

(viii) except as permitted by clause (vi) or clause (vii), make any investment (whether in the form of a loan, advance, capital contribution or otherwise) in any other Person, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Company or a wholly owned Company Subsidiary to Company or a wholly owned Company Subsidiary;

(ix) except as specifically permitted by any clause of this Section 6.1(b), (A) enter into any contract that, if existing as of the date hereof, would be a Company Material Contract, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person other than Company or any wholly owned Company Subsidiary any material rights or claims under, any such contract or any Company Material Contract, other than (1) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary or (2) in the ordinary course of business consistent with past practice; provided, however, that this clause (2) shall not apply to (w) entering into any contract that, if existing as of the date hereof, would be a Company Material Contract of the type described in Section 4.17(a)(i), (x) any material modification or amendment of a Company

Material Contract of the type described in Section 4.17(a)(ii) if such material modification or amendment is to the “most-favored nation” or exclusivity provision that rendered such contract a Company Material Contract and is materially adverse to Company and the Company Subsidiaries, (y) Company Material Contracts of the type described in Section 4.17(a)(vii), (viii), (x) or (xi) or (B) terminate any Company Customer Contract;

(x) except for litigation addressed in the last sentence of Section 7.6(c), settle or compromise any Action, other than settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of any payment payable under an insurance policy insuring Company or a Company Subsidiary and any monetary damages that are (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Unaudited Company Financial Statements or (y) that do not exceed US$5,000,000 individually (net of any indemnity, contribution and similar obligations for the benefit of Company or a Company Subsidiary), and (B) do not involve the imposition of injunctive relief against Company or any Company Subsidiary;

(xi) (A) hire or terminate any executive officer or director of Company or any Company Subsidiary, other than the election or appointment of directors designated by SoftBank to the Company Board or (B) promote or appoint any Person to a position of executive officer or director of Company or any Company Subsidiary (other than to replace any executive officer who departs after the date of this Agreement);

(xii) other than as required by applicable Law or the terms of any Company Benefit Plan set forth on Section 4.13(a) of the Company Disclosure Letter, or in the ordinary course of business and consistent with past practice, (A) establish, adopt, enter into, amend or terminate any material Company Benefit Plan, (B) pay or promise to pay any material bonus or any material profit-sharing or similar payment to, or materially increase or promise to materially increase the amount of the wages, salary, commissions, fringe benefits or other benefits or compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company service provider, or (C) fund, or make any commitment to fund, any material benefit or compensation obligation (whether by grantor trust or otherwise);

(xiii) except as may be specifically required under a Company Benefit Plan set forth on Section 4.13(a) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Company’s or any of the Company Subsidiaries’ shares or other voting securities or equity interests (except customary annual grants and grants made to newly hired employees or consultants or with respect to promotions, in each case, in the ordinary course of business consistent with past practice);

(xiv) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any material Company Intellectual Property, other material properties or assets, or Company Permits that are landing rights or licenses to operate at orbital locations, or abandon or allow to lapse any material Company Intellectual Property, except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (C) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred by this Agreement, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds US$1,000,000 individually or US$10,000,000 in the aggregate, (E) in the case of Company Intellectual Property or Company Permits, in the ordinary course of business (other than with respect to any orbital slot license, unless as contemplated by Company’s current business plans provided by Company to Absorbing Company prior to the date hereof) and (F) for transactions among Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xv) enter into any contracts (A) under which Company or any Company Subsidiary grants or agrees to grant to any third party any material assignment, license, release, immunity or other right with respect to any material Intellectual Property, except in the ordinary course of business; (B) under which Company or any Company Subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which Company or Company Subsidiary agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services (other than as contemplated by Company’s current business plans provided by Company to Absorbing Company prior to the date hereof); or (C) under which Company or any Company Subsidiary will be obligated to pay royalties to third parties with respect to material Company Intellectual Property;

(xvi) make any material change to its methods of financial accounting in effect at January 1, 2017, except as required by a change in GAAP or in applicable Law, or make any change with respect to financial accounting policies, principles or practices unless required by GAAP;

(xvii) enter into any new line of business;

(xviii) adopt a plan of merger, complete or partial liquidation, consolidation, reclassification, recapitalization, bankruptcy reorganization or similar transaction (except for any such transaction solely involving wholly owned Company Subsidiaries) or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization, bankruptcy reorganization or similar transaction;

(xix) make or commit to make any satellite capital expenditures in excess of 125% of the aggregate amount of satellite capital expenditures contemplated by the capital expenditures budget of Company previously made available to Absorbing Company or any terrestrial capital expenditures in excess of 125% of the aggregate amount of terrestrial capital expenditures contemplated by the capital expenditures budget of Company previously made available to Absorbing Company;

(xx) enter into, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person any rights or claims under, any contract or transaction with a Company Related Party or the Airbus JV, except for (A) any such contract or transaction that is, or would be if existing on the date hereof, a Company Benefit Plan, (B) a commercial arrangement with a Company Related Party or the Airbus JV in the ordinary course of business, (C) transactions required by agreements existing on the date hereof and set forth in Section 4.26 of the Company Disclosure Letter or (D) such contract or transaction entered into in connection with the Company Redomicilation by Share Exchange;

(xxi) take any action that would, or would reasonably be expected to, prevent or materially delay consummation of the transactions contemplated by this Agreement;

(xxii) acquire any Absorbing Company Common Shares; or

(xxiii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything herein to the contrary, Company shall not modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any provision of the Company Share Purchase Agreement without the prior written consent of Absorbing Company (such consent, in the case of any non-economic matters, not to be unreasonably withheld, conditioned or delayed).

Section 6.2 Conduct of Business by Absorbing Company.

(a) Absorbing Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in advance in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required pursuant to this Agreement or the Share Purchase Agreement, or as set forth in Section 6.2(a) or Section 6.2(b) of the Absorbing Company Disclosure Letter, Absorbing Company shall, and shall cause each of the Absorbing Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and in a manner consistent with past practice in all material respects (provided, however, that no action that is specifically permitted by any of clauses (i) through (xx) of Section 6.2(b) shall be deemed a breach of this clause (a)).

(b) Without limiting the foregoing, Absorbing Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required by this Agreement, or as set forth in Section 6.2(a) or 6.2(b) of the Absorbing Company Disclosure Letter, Absorbing Company shall not, and shall not cause or permit any Absorbing Company Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Absorbing Company Articles, (other than to seek shareholder approval of the Amended Absorbing Company Articles) or (B) any Organizational Documents of any Absorbing Company Subsidiary, if such amendment would be adverse to Company or Absorbing Company;

(ii) split, divide, subdivide, combine, reclassify or subdivide any shares or other equity securities or ownership interests of Absorbing Company or any Absorbing Company Subsidiary (other than any wholly owned Absorbing Company Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of Absorbing Company or any Absorbing Company Subsidiary or other equity securities or ownership interests in Absorbing Company or any Absorbing Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Absorbing Company Subsidiary to its parent entity, or (B) distributions by any entity not wholly owned by Absorbing Company and listed on Section 6.2(b)(iii) of the Absorbing Company Disclosure Letter, that are required by the Organizational Documents of such any entity and Absorbing Company and the Absorbing Company Subsidiaries do not have the power to prevent;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares or other equity interests of Absorbing Company or any non-wholly owned Absorbing Company Subsidiary, except pursuant to any Absorbing Company Equity Awards outstanding as of the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement (including in connection with the satisfaction of withholding Tax obligations or the payment of the exercise price pursuant to such Absorbing Company Equity Awards);

(v) except for transactions among Absorbing Company and one or more wholly owned Absorbing Company Subsidiaries or among one or more wholly owned Absorbing Company Subsidiaries, issue, deliver, sell, pledge, dispose, encumber or grant any shares or other equity interests of Absorbing Company or any of the Absorbing Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or other equity interests of Absorbing Company or any of the Absorbing Company Subsidiaries, except (A) Absorbing Company Equity Awards granted after the date of this Agreement to the extent permitted by this Agreement and Absorbing Company Common Shares delivered pursuant to any Absorbing Company Equity Awards outstanding as of the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement, (B) pursuant to the Share Purchase Agreement; or (C) pursuant to the Absorbing Company Benefit Plans set forth on Section 5.13(a) to the Absorbing Company Disclosure Letter to the extent required under the terms of such Absorbing Company Benefit Plans as in effect as of the date of this Agreement;

(vi) acquire or agree to acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory) except (A) acquisitions by Absorbing Company or any wholly owned Absorbing Company Subsidiary of or from an existing wholly owned Absorbing Company Subsidiary, (B) as contemplated by the capital expenditures budget of Absorbing Company attached to Section 6.2 of the Absorbing Company Disclosure Letter or (C) any acquisition for consideration of less than US$1,000,000 individually and US$5,000,000 in the aggregate;

(vii) incur, create, assume, refinance or prepay any Indebtedness for borrowed money or issue or sell or otherwise transfer or amend the terms of any debt securities of Absorbing Company or any of the Absorbing Company Subsidiaries or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for any such Indebtedness of any other Person other than (A) any intercompany Indebtedness obligation owed by Absorbing Company or any Absorbing Company Subsidiary to Absorbing Company or any Absorbing Company Subsidiary (provided that no such intercompany Indebtedness incurred pursuant to this clause (A) may be issued, sold or otherwise transferred by Absorbing Company or any Absorbing Company Subsidiary other than to Absorbing Company or any Absorbing Company Subsidiary); (B) additional Indebtedness for borrowed money in an aggregate principal amount not to exceed US$5,000,000 individually or US$20,000,000 in the aggregate; (C) pursuant to the Exchange Offers; and (D) the assumption, guarantee or endorsement of Indebtedness incurred in compliance with the foregoing or Indebtedness of Absorbing Company or the Absorbing Company Subsidiaries outstanding as of the date hereof;

(viii) except as permitted by clause (vi) or clause (vii), make any investment (whether in the form of a loan, advance, capital contribution or otherwise) in any other Person or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Absorbing Company or a wholly owned Absorbing Company Subsidiary to Absorbing Company or a wholly owned Absorbing Company Subsidiary;

(ix) except as specifically permitted by any clause of this Section 6.2(b), (A) enter into any contract that, if existing as of the date hereof, would be an Absorbing Company Material Contract, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person other than Absorbing Company or any wholly owned Absorbing Company Subsidiary any material rights or claims under, any such contract or any Absorbing Company Material Contract, other than (1) any termination or renewal in accordance with the terms of any existing Absorbing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Absorbing Company or any Absorbing Company Subsidiary or (2) in the ordinary course of business consistent with past practice; provided, however, that this clause (2) shall not apply to (w) entering into any contract that, if existing as of the date hereof, would be an Absorbing Company Material Contract of the type described in Section 5.17(a)(ii), (x) any material modification or amendment of an Absorbing Company Material Contract of the type described in Section 5.17(a)(iii) if such material modification or amendment is to the “most-favored nation” or exclusivity provision that rendered such contract an Absorbing Company Material Contract and is materially adverse to Absorbing Company and the Absorbing Company Subsidiaries, (y) Absorbing Company Material Contracts of the type described in Section 5.17(a)(i), (viii), (ix), (xi) or (xii) or (3) pursuant to the Exchange Offers or (B) terminate any Absorbing Company Customer Contract;

(x) except for litigation addressed in the last sentence of Section 7.6(c), settle or compromise any Action, other than settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of any payment payable under an insurance policy insuring Absorbing Company or an Absorbing Company Subsidiary and any monetary damages that are (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Absorbing Company included in the Draft 20-F or (y) that do not exceed US$5,000,000 individually (net of any indemnity, contribution and similar obligations for the benefit of Absorbing Company or an Absorbing Company Subsidiary), and (B) do not involve the imposition of injunctive relief against Absorbing Company or any Absorbing Company Subsidiary or the Surviving Entity;

(xi) (A) hire or terminate any executive officer or director of Absorbing Company or any Absorbing Company Subsidiary, or (B) promote or appoint any Person to a position of executive officer or director of Absorbing Company or any Absorbing Company Subsidiary (other than to replace any executive officer who departs after the date of this Agreement);

(xii) other than as required by applicable Law or the terms of any Absorbing Company Benefit Plan set forth on Section 5.13(a) of the Absorbing Company Disclosure Letter, or in the ordinary course of business and consistent with past practice, (A) establish, adopt, enter into, amend or terminate any material Absorbing Company Benefit Plan, (B) pay or promise to pay any material bonus or any material profit-sharing or similar payment to, or materially increase or promise to materially increase the amount of the wages, salary, commissions, fringe benefits or other benefits or compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Absorbing Company service provider, or (C) fund, or make any commitment to fund, any material benefit or compensation obligation (whether by grantor trust or otherwise);

(xiii) except as may be specifically required under an Absorbing Company Benefit Plan set forth on Section 5.13(a) of the Absorbing Company Disclosure Letter, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Absorbing Company’s or any of the Absorbing Company Subsidiaries’ capital stock or other voting securities or equity interests (except customary annual grants and grants made to newly hired employees or consultants or with respect to promotions, in each case, in the ordinary course of business consistent with past practice);

(xiv) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Absorbing Company Permitted Liens), any material Absorbing Company Intellectual Property, other material properties or assets, or Absorbing Company Permits that are landing rights or licenses to operate at orbital locations, or abandon or allow to lapse any material Absorbing Company Intellectual Property, except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (C) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred by this Agreement, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds US$1,000,000 individually or US$10,000,000 in the aggregate, (E) in the case of Absorbing Company Intellectual Property or Absorbing Company Permits, in the ordinary course of business (other than with respect to any orbital slot license, unless as contemplated by Absorbing Company’s current business plans provided by Absorbing Company to Company prior to the date hereof); and (F) for transactions among Absorbing Company and its wholly owned Absorbing Company Subsidiaries or among wholly owned Absorbing Company Subsidiaries;

(xv) enter into any contracts (A) under which Absorbing Company or any Absorbing Company Subsidiary grants or agrees to grant to any third party any material assignment, license, release, immunity or other right with respect to any material Intellectual Property, except in the ordinary course of business; (B) under which Absorbing Company or any Absorbing Company Subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which Absorbing Company or Absorbing Company Subsidiary agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services (other than as contemplated by Absorbing Company’s current business plans provided by Absorbing Company to Company prior to the date hereof); or (C) under which Absorbing Company or any Absorbing Company Subsidiary will be obligated to pay royalties to third parties with respect to material Absorbing Company Intellectual Property;

(xvi) make any material change to its methods of financial accounting in effect at January 1, 2017, except as required by a change in GAAP or in applicable Law, or make any change with respect to financial accounting policies, principles or practices unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) adopt a plan of merger, complete or partial liquidation, consolidation, reclassification, recapitalization, bankruptcy reorganization or similar transaction (except for any such transaction solely involving wholly owned or dormant non-operational Absorbing Company Subsidiaries) or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization, bankruptcy reorganization or similar transaction;

(xix) enter into, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person any rights or claims under, any contract or transaction with any Absorbing Company Related Party, other than Absorbing Company Benefit Plans;

(xx) make or commit to make any satellite capital expenditures in excess of 125% of the aggregate amount of satellite capital expenditures contemplated by the capital expenditures budget of Absorbing Company attached to Section 6.2 of the Absorbing Company Disclosure Letter or any terrestrial capital expenditures in excess of 125% of the aggregate amount of terrestrial capital expenditures contemplated by the capital expenditures budget of Absorbing Company attached to Section 6.2 of the Absorbing Company Disclosure Letter;

(xxi) enter into, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person any rights or claims under, any contract or transaction with an Absorbing Company Related Party, except for (A) any such contract or transaction that is, or would be if existing on the date hereof, an Absorbing Company Benefit Plan, (B) a commercial arrangement with an Absorbing Company Related Party in the ordinary course of business or (C) transactions required by agreements existing on the date hereof and set forth in Section 5.26 of the Absorbing Company Disclosure Letter;

(xxii) take any action that would, or would reasonably be expected to, prevent or materially delay consummation of the transactions contemplated by this Agreement; or

(xxiii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything herein to the contrary, Absorbing Company shall not modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any provision of the Share Purchase Agreement without the prior written consent of Company (such consent, in the case of any non-economic matters, not to be unreasonably withheld, conditioned or delayed).

Section 6.3 Satellite Financing.Company shall use its commercially reasonable efforts to obtain the Satellite Financing. Company shall keep Absorbing Company reasonably apprised on a reasonably current basis of the status of, and consult with Absorbing Company with respect to, such negotiations and its efforts to obtain the Satellite Financing.

Section 6.4 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct Absorbing Company’s or any Absorbing Company Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give Absorbing Company, directly or indirectly, the right to control or direct Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Absorbing Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Absorbing Company Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Shareholder Approvals.

(a) Company Shareholder Meeting.

(i) As promptly as practicable following the execution and delivery of the Merger Plan by Company and Absorbing Company, Company shall, in accordance with applicable Law and the articles of association (statuts coordonnés) of Company then in effect, establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purposes of obtaining the Company Shareholder Approval.

(ii) Company shall use its commercially reasonable efforts to cause all applicable disclosure documentation required in connection with the Company Shareholder Meeting under the Organizational Documents of Company then in effect and the Luxembourg Company Law, including the board and expert reports with respect to the Merger (together with any amendments or supplements thereto, the “Company Meeting Documents”) to be made available to the shareholders of Company entitled to vote at the Company Shareholder Meeting and to hold the Company Shareholder Meeting.

(iii) Company shall, through the Company Board, recommend to its shareholders that they vote in favor of the Company Shareholder Approval and solicit, and use its commercially reasonable efforts to obtain, the Company Shareholder Approval.

(b) Absorbing Company Shareholder Meeting.

(i) As promptly as practicable following the execution and delivery of the Merger Plan by Company and Absorbing Company, Absorbing Company shall, in accordance with applicable Law and the articles of association (statuts coordonnés) of Absorbing Company then in effect, establish a record date for, duly call, give notice of, convene and hold the Absorbing Company Shareholder Meeting for the purposes of obtaining the Absorbing Company Shareholder Approval. Absorbing Company shall use its commercially reasonable efforts to cause all applicable disclosure documentation required in connection with such Absorbing Company Shareholder Meeting under the articles of association (statuts coordonnés) of Absorbing Company then in effect and the Luxembourg Company Law, including the board and expert reports (together with any amendments or supplements thereto, the “Absorbing Company Meeting Documents”) to be made available to the shareholders of Absorbing Company entitled to vote at the Absorbing Company Shareholder Meeting and to hold the Absorbing Company Shareholder Meeting. Absorbing Company shall, through the Absorbing Company Board, recommend to its shareholders that they vote in favor of the Absorbing Company Shareholder Approval and solicit, and use its commercially reasonable efforts to obtain, the Absorbing Company Shareholder Approval.

(ii) The creditors of Absorbing Company and Company shall be entitled to request the provision of collateral pursuant to Article 268 of the Luxembourg Company Law and may obtain, free of charge, complete information regarding the procedure to be followed to exercise their rights as creditors of Absorbing Company and/or Company at the following address: 4 rue Albert Borschette, Luxembourg, Grand Duchy of Luxembourg L-1246.

(c) Absorbing Company and Company shall together file the Merger Plan with the Luxembourg Trade and Companies’ Register and publish the Merger Plan in the RESA.

(d) As promptly as reasonably practicable after the date of this Agreement, without limiting Section 7.12, Company shall use its reasonable best efforts to prepare such documentation and take such actions as may be necessary to complete the Company Redomiciliation by Share Exchange, including procuring the applicable shareholders’ acceptance of such Company Redomiciliation by Share Exchange.

(e) As promptly as reasonably practicable after the date of this Agreement, each of Company and Absorbing Company shall prepare, and shall cooperate in preparing, the Company Meeting Documents and the Absorbing Company Meeting Documents, and provide one another with a reasonable time to review and comment on such document in advance of such document’s printing, posting, making available or distribution. Each of Company and Absorbing Company shall use its commercially reasonable efforts to furnish all information concerning itself, its Affiliates and its shareholders to the other and provide such other assistance as may be reasonably requested in connection with the preparation, printing, posting, making available and distribution of the Company Meeting Documents and the Absorbing Company Meeting Documents. If, at any time prior to the Company Shareholder Meeting or the Absorbing Company Shareholder Meeting, either Company or Absorbing Company discovers that the Company Meeting Documents or the Absorbing Company Meeting Documents, as applicable, include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering such information shall promptly notify the other Party, and the Parties shall cooperate in amending or supplementing, re-posting or re-distributing or making available again such documents if and to the extent required by Law. At such time as the Parties reasonably agree and no later than the printing, posting, making available and distribution of the Company Merger Meeting Documents and Absorbing Company Meeting Documents, each Party shall execute and deliver to the other Party a common plan of merger, which shall constitute common draft terms of merger (projet commun the fusion) for purposes of Luxembourg Company Law (the “Merger Plan”), which shall in no respect be inconsistent with this Agreement.

Section 7.2 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of Company and Absorbing Company shall, and shall cause each of the Company Subsidiaries and each of the Absorbing Company Subsidiaries, respectively, to, afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records (including Tax records) and, during such period, each of Company and Absorbing Company shall, and shall cause each of the Company Subsidiaries and the Absorbing Company Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. No access or disclosure under this Section 7.2(a) shall be deemed to broaden, expand, limit, narrow or otherwise alter the scope of any of the representations and warranties of Company or Absorbing Company, respectively, contained in this Agreement or affect any condition to the obligations of either Party in this Agreement. Without limiting the generality of the foregoing, Absorbing Company shall use its reasonable best efforts to make available to Company and its Representatives Absorbing Company Government Contracts that were not made available prior to the date hereof. Notwithstanding the foregoing, neither Company nor Absorbing Company shall be required by this Section 7.2(a) to provide the other Party or the Representatives of such other Party with access to or to disclose information the disclosure of which would (A) violate the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided Company or Absorbing Company, as applicable, has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) violate any Law applicable to such Party or any of its Representatives, or (C) jeopardize any attorney-client, attorney work product or other legal privilege with respect to such information (provided Company or Absorbing Company, as applicable, has used commercially reasonable efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the jeopardization of privilege); provided that, in each instance, Company or Absorbing Company, as applicable, will inform the other Party of the general nature of the information being withheld and, at the other Party’s request, reasonably cooperate to provide such information, in whole or in part, in a manner that would not result in the outcomes described in the foregoing clauses (A), (B) and (C). Each of Company and Absorbing Company will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of Company and Absorbing Company will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 Public Announcements. So long as this Agreement is an effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and neither of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that a Party may, without obtaining the other Party’s consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange (after, to the extent reasonably practicable, consulting with the other Party with respect to such press release or public statement or filing); provided, further, that no such consultation or consent shall be required with respect to the contents of any press release or public statement or filing to the extent such contents are consistent with the Merger Press Release or other public statements or releases made after complying with any applicable requirements of this Section 7.3. The Parties shall issue the joint press release announcing the Merger and the execution of this Agreement that is attached hereto as Exhibit E (the “Merger Press Release”) no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.4 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any Person may have under any indemnification agreement or under the Company Articles, the Absorbing Company Articles, the Amended Absorbing Company Articles, or, if applicable, Organizational Documents or agreements of any Company Subsidiary or any Absorbing Company Subsidiary, from and after the Effective Time, the Surviving Entity shall: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during the period from the date hereof through the date of the Effective Time, serving as a manager, director, officer, trustee, fiduciary or person acting in similar capacity of Company, any of the Company Subsidiaries, Absorbing Company or any of the Absorbing Company Subsidiaries, and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law (to the extent not prohibited by any applicable Organizational Documents), as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law (to the extent not prohibited by any applicable Organizational Documents), as now or hereafter in effect, any Claim Expenses incurred by the Indemnified Party in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security; provided that the Surviving Entity shall not be liable for any amounts paid in settlement effected without its prior written consent (such consent shall not be unreasonably withheld, conditioned or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties (plus one counsel in any jurisdiction where counsel is reasonably necessary) with respect to any single Claim or series of related Claims or Claims arising from substantially the same set of facts except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable). The indemnification and advancement obligations of the Surviving Entity pursuant to this Section 7.4(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent or fiduciary of Company or Absorbing Company or any of the Company Subsidiaries or Absorbing Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.4(a), (I) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party hereto, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any Action, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a manager, director, officer, trustee or fiduciary of Company, Absorbing Company or any of the Company Subsidiaries or Absorbing Company Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Company, Absorbing Company or any of the Company Subsidiaries or Absorbing Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Effective Time; and (II) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.4(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. The Surviving Entity shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, the Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former managers, directors, officers, trustees or fiduciaries of the Indemnified Parties as provided in the Organizational Documents and indemnification agreements of Company and the Company Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years after the Closing, the Surviving Entity shall maintain in effect Company’s and the Company Subsidiaries’ current directors’ and officers’ liability insurance covering each Person currently covered by Company’s and the Company Subsidiaries’ directors’ and officers’ liability insurance policy for acts or omissions occurring prior to or at the Closing; provided that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s or the applicable Company Subsidiary’s existing policies as of the date hereof; provided, however, that the Surviving Entity shall not be required to pay an annual premium for such directors’ and officers’ liability insurance in excess of 300% of the annual premium paid as of the date hereof by Company for such insurance; provided, further, that if the cost of such insurance exceeds such amount, the Surviving Entity shall obtain a policy with the greatest coverage for a cost not exceeding such amount.

(d) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity assume the obligations set forth in this Section 7.4.

(e) The Surviving Entity shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.4; provided that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f) The provisions of this Section 7.4 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.4), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Absorbing Company, Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.4 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, including Section 7.5(i), each of Company and Absorbing Company shall, and shall cause the Company Subsidiaries and the Absorbing Company Subsidiaries and their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Authorities (including to satisfy the Regulatory Conditions) or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations, notifications, notices and filings with Governmental Authorities and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid or cause to be withdrawn or terminated an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and the avoidance of each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible.

(b) In connection with and without limiting the foregoing, each of Absorbing Company and Company shall, and shall cause the Absorbing Company Subsidiaries or the Company Subsidiaries, respectively, to, use its reasonable best efforts to give any notices to third parties, and each of Absorbing Company and Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents not covered by Section 7.5(a) that are necessary, proper or advisable in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

(c) Each of the Parties shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in satisfying the Regulatory Conditions and responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted by applicable Law, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other on, all the information relating to the other and its Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement; provided that any such information may be redacted (i) to omit competitively sensitive business information and personal identifying information as defined in 31 C.F.R. § 800.402(c)(6)(vi)(B), (ii) to remove references concerning the valuation of the applicable Party and (iii) as necessary to address reasonable attorney-client or other privilege concerns (provided that the redacting Party shall use its commercially reasonable efforts to enter into a mutually acceptable joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client or other privilege). The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither Company nor Absorbing Company shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(d) In furtherance and not in limitation of Section 7.5(a), but subject to Section 7.5(i), each Party agrees to use reasonable best efforts to make appropriate filings under any applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any Governmental Authority pursuant to any applicable Antitrust Law, and to take all other actions necessary to cause the expiration or termination of any applicable waiting periods and to obtain any other required consents, clearances, registrations, approvals, and authorizations as soon as practicable.

(e) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, the Parties shall prepare and file a draft joint voluntary notice to CFIUS pursuant to Section 721 and will promptly provide CFIUS with any additional or supplemental information requested by CFIUS during such pre-filing consultation period, at the end of which the Parties will prepare and file with CFIUS a final joint voluntary notice pursuant to Section 721. Each of the Parties shall use its reasonable best efforts to respond promptly to any inquiries received from CFIUS for additional information or documentation and to respond promptly to all inquiries and requests from CFIUS in connection with such voluntary notice. Each of the Parties shall, in cooperation with each other, use its reasonable best efforts to overcome any objections which may be raised by CFIUS. Notwithstanding anything to the contrary herein, with respect to actions necessary to obtain CFIUS Clearance, Company shall lead all communications, positions and strategies relating to the obtaining of CFIUS Clearance necessary in connection with the consummation of the Merger, the SoftBank Investment and the other transactions contemplated by this Agreement and the making of all necessary or advisable submission and the taking of all reasonable steps as may be necessary or advisable to obtain CFIUS Clearance; provided, however, that Company shall (i) consult with Absorbing Company with respect to all filings and communication with CFIUS, including any proposal or offer to mitigate a national security concern, (ii) use its reasonable best efforts to involve Absorbing Company in all communications with CFIUS, and (iii) keep Absorbing Company timely and reasonably informed of inquiries from CFIUS.

(f) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, Absorbing Company and Company will submit to DSS and, to the extent applicable, any other Governmental Authority, notification of the transactions contemplated by this Agreement pursuant to the NISPOM and any other applicable national security or industrial security regulations, and, if necessary, submit and request approval of measures to mitigate FOCI arising as a result of the Merger. Absorbing Company and Company shall cooperate with respect to, if necessary, proposing, committing to or implementing appropriate arrangements with DSS and other relevant Governmental Authorities permitting the Merger. Notwithstanding anything to the contrary herein, with respect to actions necessary to obtain DSS Approval, Absorbing Company shall comply with the NISPOM and any commitments made by Absorbing Company to DSS, and shall cooperate with Company in good faith to make a proposal to DSS, as reasonably deemed optimal by Absorbing Company in consultation with Company, consistent with seeking approval from DSS. In addition, Absorbing Company shall lead all communications, positions and strategies relating to the obtaining of DSS Approval necessary in connection with the consummation of the Merger, the SoftBank Investment and the other transactions contemplated by this Agreement and the making of all necessary or advisable submission and the taking of all reasonable steps as may be necessary or advisable to obtain DSS Approval; provided, however, that Absorbing Company shall (i) keep Company timely and reasonably informed of communications with DSS and consult with Company with respect to all filings and communications with DSS, (ii) use its reasonable best efforts to involve Company in all communications with DSS, and (iii) consult with Company with respect to plans to mitigate FOCI consistent with the requirements of the NISPOM.

(g) In furtherance and not in limitation of Section 7.5(a), to the extent any of the following have not been completed prior to the date of this Agreement, as soon as possible after the execution of this Agreement, the Parties shall prepare and file with DDTC a notice as required under the ITAR, 22 CFR 122.4(b). Each of the Parties shall use reasonable best efforts to respond promptly to any inquiries received from DDTC for additional information or documentation and to respond promptly to all inquiries and requests from DDTC in connection with such notice.

(h) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, the Parties shall prepare and file all applications and documents necessary for any required FCC approvals and will promptly provide the FCC with any additional or supplemental information requested by the FCC while such applications are pending. Each of the Parties shall use its reasonable best efforts to respond promptly to any inquiries received from the FCC for additional information or documentation and to respond promptly to all inquiries. Each of the Parties shall, in cooperation with each other, use its reasonable best efforts to overcome any objections which may be raised by the FCC.

(i) Notwithstanding the foregoing, nothing contained in this Section 7.5 shall be construed to require Absorbing Company or Company (i) to agree or commit to any restrictions that would limit such Party’s freedom of action with respect to, or its ability to retain or hold, any of its businesses, assets, equity interests or properties, in each case, if such agreement or commitment is not conditioned on the Closing or (ii) to complete or effect any sale, divestiture, license, hold separate or other disposition prior to the Closing. Further, notwithstanding the foregoing, nothing contained in this Section 7.5 shall be construed to require Absorbing Company or Company to undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Absorbing Company and the Absorbing Company Subsidiaries, taken as a whole, or of Company and the Company Subsidiaries, taken as a whole (a “Burdensome Condition”), and neither Absorbing Company nor Company, nor any of the Company Subsidiaries or Absorbing Company Subsidiaries, shall take any action that has the effect of, or agree with any Governmental Authority to, any Burdensome Condition without the prior written consent of the other Party. The Parties acknowledge and agree that, for the avoidance of doubt, any compliance with the existing FOCI mitigation measures applicable to Intelsat General Corporation shall not be deemed to be a Burdensome Condition hereunder.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) Company shall give prompt notice to Absorbing Company, and Absorbing Company shall give prompt notice to Company, of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) Company shall give prompt notice to Absorbing Company, and Absorbing Company shall give prompt notice to Company, if any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate or it fails to comply with or satisfy any covenant or agreement such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date; provided that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company shall give prompt notice to Absorbing Company, and Absorbing Company shall give prompt notice to Company, if, to the Knowledge of such Party, the occurrence of any state of facts, change, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Absorbing Company or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) Company shall give prompt notice to Absorbing Company, and Absorbing Company shall give prompt notice to Company, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Company Subsidiary or Absorbing Company Subsidiary, respectively, that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. Each Party and its Representatives shall give the other Party the opportunity to reasonably participate in the defense and settlement of any litigation against such Party and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.7 Listing. As promptly as reasonably practicable following the date of this Agreement, Absorbing Company and its Representatives shall prepare, and as promptly as reasonably practicable following the date on which the Absorbing Company Shareholder Approval shall have been obtained, cause to be filed with the NYSE, an application for listing on the NYSE of the Absorbing Company Common Shares to be issued in the Merger (the “Listing”). Absorbing Company shall use its reasonable best efforts to have the Listing approved by the NYSE as promptly as reasonably practicable after such filing. Company shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Absorbing Company in connection with the preparation and filing of such application for listing of additional shares. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each of Absorbing Company and Company shall cooperate and provide the other reasonable opportunity to review and comment on such document or response.

Section 7.8 Exclusive Transaction.

(a) Company, on behalf of itself and each of the Company Subsidiaries, agrees that, during the Interim Period, neither Company nor any of the Company Subsidiaries shall, directly or indirectly, and Company shall instruct their respective officers, directors, employees, Affiliates and other Representatives not to, (a) solicit or induce the making, submission or announcement by any person or entity of any Company Acquisition Proposal, (b) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these exclusivity provisions) or negotiations with any person or entity that has made or could reasonably be expected to make a Company Acquisition Proposal regarding, or deliver or make available to any such person or entity any information with respect to any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend any Company

Acquisition Proposal, (d) enter into any letter of intent or any other contract constituting or contemplating any Company Acquisition Proposal, or (e) grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement or arrangement that would facilitate any Company Acquisition Proposal. In addition, Company agrees that, during the Interim Period, it shall immediately cease and cause to be terminated any of Company’s existing discussions or negotiations regarding, or that would reasonably be expected to lead to, any Company Acquisition Proposal with any person or entity (other than Absorbing Company) that has heretofore conducted discussions or negotiations with respect to any Company Acquisition Proposal. Company shall provide prompt, but in any event within two (2) Business Days, notice to Absorbing Company of (x) the receipt of any proposal, communication or inquiry with respect to any Company Acquisition Proposal, (y) the terms and conditions of such Company Acquisition Proposal, and (z) the identity of such Person making any such Company Acquisition Proposal.

(b) Absorbing Company, on behalf of itself and each of the Absorbing Company Subsidiaries, agrees that, during the Interim Period, neither Absorbing Company nor any of the Absorbing Company Subsidiaries shall, directly or indirectly, and Absorbing Company shall instruct their respective officers, directors, employees, Affiliates and other Representatives not to, (a) solicit or induce the making, submission or announcement by any person or entity of any Absorbing Company Acquisition Proposal, (b) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these exclusivity provisions) or negotiations with any person or entity that has made or could reasonably be expected to make an Absorbing Company Acquisition Proposal regarding, or deliver or make available to any such person or entity any information with respect to any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Absorbing Company Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend any Absorbing Company Acquisition Proposal, (d) enter into any letter of intent or any other contract constituting or contemplating any Absorbing Company Acquisition Proposal, or (e) grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement or arrangement that would facilitate any Absorbing Company Acquisition Proposal. In addition, Absorbing Company agrees that, during the Interim Period, it shall immediately cease and cause to be terminated any of Absorbing Company’s existing discussions or negotiations regarding, or that would reasonably be expected to lead to, any Absorbing Company Acquisition Proposal with any person or entity (other than Company) that has heretofore conducted discussions or negotiations with respect to any Absorbing Company Acquisition Proposal. Absorbing Company shall provide prompt, but in any event within two (2) Business Days, notice to Company of (x) the receipt of any proposal, communication or inquiry with respect to any Absorbing Company Acquisition Proposal, (y) the terms and conditions of such Absorbing Company Acquisition Proposal, and (z) the identity of such Person making any such Absorbing Company Acquisition Proposal.

Section 7.9 Subsidiaries. Absorbing Company shall cause each of the applicable Absorbing Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement. Company shall cause each of the applicable Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 7.10 Intercompany Agreements. Company and Absorbing Company shall negotiate in good faith with each other and SoftBank the definitive terms of the applicable Intercompany Agreements, including the exhibits and schedules thereto, as promptly as reasonably practicable after the date of this Agreement, it being understood that entry into any definitive Intercompany Agreement shall not be a condition to the Closing. Company covenants and agrees not to amend, modify, terminate, or waive, release, compromise or assign any rights or claims under, any provision of the SoftBank-Company Capacity Purchase Agreement, without the prior written consent of Absorbing Company, which shall not be unreasonably withheld, conditioned or delayed, other than (a) the assignment by Company to OneWeb Lux Sub required by Section 7.12(a), (b) immaterial amendments that are not adverse to Company in any respect, and (c) amendments that are strictly and solely beneficial to Company.

Section 7.11 Exchange Offers and Consent Solicitations.

(a) Absorbing Company shall use its reasonable best efforts to, as promptly as reasonably practicable following the date of this Agreement and in any event within ten (10) Business Days after the later of (x) the date hereof and (y) the date of delivery by Company of the Required Information, commence, and/or cause each Absorbing Company Subsidiary that is an issuer of Intelsat Notes to commence, each of the Exchange Offers; provided that (I) Absorbing Company will consult with Company prior to commencing the Exchange Offers as to timing of commencement and (II) Absorbing Company and Company may mutually agree to delay commencement of the Exchange Offers to any later date. Concurrently with the issuance of the Merger Press Release, Absorbing Company shall make a public announcement regarding the Exchange Offers in the form attached hereto as Exhibit D (the “Exchange Offer Press Release”). Absorbing Company shall direct and control all communications and discussions relating to the Exchange Offers, including those with holders of Intelsat Notes, which shall be consistent with satisfying the Exchange Offer Condition. Company shall not, and shall cause the Company Subsidiaries and its and their respective Representatives not to, make any communications or have any discussions relating to the Transactions, the Exchange Offers or the Absorbing Company with the holders of Intelsat Notes without the prior written consent of Absorbing Company; provided that (A) no written communications to be publicly disseminated or delivered to holders of Intelsat Notes generally by Absorbing Company or any Absorbing Company Subsidiary (the “Written Noteholder Communications”), including any other Exchange Offer Document, shall be so publicly disseminated or delivered without the prior written consent of Company, which consent shall not be unreasonably withheld, conditioned or delayed, (B) Absorbing Company shall keep Company reasonably apprised as to meetings and discussions with holders of Intelsat Notes, and a representative of PJT Partners LP shall, to the extent reasonably practicable, be permitted to observe or listen to any such discussions without actively participating (except as set forth on the following clause (C)), and (C) partners and employees of PJT Partners LP reasonably agreed to by Absorbing Company shall be permitted to communicate SoftBank’s objectives at such meetings or discussions (for the avoidance of doubt, only such meetings and discussions where Absorbing Company or its Representatives are also present), provided that such communications shall be consistent with satisfying the Exchange Offer Condition.

(b) Absorbing Company shall prepare the documentation relating to the Exchange Offers, including one or more offers to exchange, consent solicitation statements, related letters of transmittal and consent, supplemental indentures, Written Noteholder Communications and other related documents (together with any amendments or supplements thereto, the “Exchange Offer Documents”). Absorbing Company and Company shall, and shall cause their respective Subsidiaries to, and use reasonable best efforts to cause their Representatives to, reasonably cooperate with each other in the preparation of the Exchange Offer Documents. The Exchange Offer Documents shall be in form and substance reasonably satisfactory to Company. If, at any time prior to the completion of the Exchange Offers, either Company or Absorbing Company discovers that the Exchange Offer Documents include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering such information shall promptly notify the other Party, and the Parties shall cooperate in amending or supplementing, re-posting or re-distributing such documents if and to the extent required by Law.

(c) Without limiting the generality of the foregoing, Company shall, and shall cause the Company Subsidiaries and its and their respective officers and employees to, provide, and shall use reasonable best efforts to cause its Representatives (including legal and accounting advisors) to provide, in connection with the Exchange Offers, all reasonable cooperation requested by Absorbing Company, including:

(i) having Company designate members of senior management of Company to participate in a reasonable and customary number of meetings, drafting sessions, presentations and due diligence sessions;

(ii) assisting with the preparation of the Exchange Offer Documents, exchange agent agreements, solicitation agent agreements and similar documents required in connection with the Exchange Offers, including requesting any consents of accountants for use of their historical reports in any materials relating to the Exchange Offers;

(iii) as promptly as practical, furnishing Absorbing Company and the exchange agents, solicitation agents, dealer managers, and the trustees with financial and other information regarding Company and the Company Subsidiaries and their respective Affiliates and shareholders as may be reasonably required or requested by Absorbing Company (including financial and other information) (the information described in this clause (iii), the “Required Information”);

(iv) agreeing to deliver such officer’s certificates as are reasonable and customary and as are, in the good faith determination of the persons executing such officer’s certificates, accurate; and

(v) obtaining customary accountants’ comfort letters and legal opinions, if applicable, and other documentation and items relating to the Exchange Offers and taking all legally permissible actions reasonably requested by Absorbing Company that are necessary or customary to permit the launch and consummation of the Exchange Offers.

(d) Without limiting the generality of the foregoing, Absorbing Company shall, and shall cause the Absorbing Company Subsidiaries and its and their respective officers and employees to, and shall use reasonable best efforts to cause its Representatives (including legal and accounting advisors) to, use reasonable best efforts to:

(i) have Absorbing Company designate members of senior management of Absorbing Company to participate in a reasonable and customary number of meetings, drafting sessions, presentations and due diligence sessions;

(ii) prepare the Exchange Offer Documents, exchange agent agreements, solicitation agent agreements and similar documents required in connection with the Exchange Offers, including requesting any consents of accountants for use of their historical reports in any materials relating to the Exchange Offers;

(iii) as promptly as practical, furnish the exchange agents, solicitation agents, dealer managers and the trustees with financial and other information regarding Absorbing Company and the Absorbing Company Subsidiaries and their respective Affiliates and shareholders as may be reasonably required or requested (including financial and other information in such form as the Parties and the solicitation agents and dealer managers reasonably agree);

(iv) agree to deliver such officer’s certificates, as are reasonable and customary and as are, in the good faith determination of the persons executing such officer’s certificates, accurate; and

(v) obtain customary accountants’ comfort letters, if applicable, legal opinions and other documentation and items relating to the Exchange Offers and take all legally permissible actions reasonably requested by Absorbing Company that are necessary or customary to permit the launch and consummation of the Exchange Offers.

(e) Absorbing Company shall indemnify and hold harmless Company, the Company Subsidiaries and their respective directors, officers, employees and other Representatives from and against any and all losses, damages, claims, costs or expenses (including reasonable, documented out-of-pocket attorneys’ fees) suffered or incurred by any of them in connection with the Exchange Offers solely to the extent arising from (i) information provided by or on behalf of Absorbing Company, the Absorbing Company Subsidiaries or their respective Affiliates or shareholders or the Representatives thereof for inclusion in the Exchange Offer Documents and (ii) the bad faith, gross negligence or willful misconduct of Absorbing Company, the Absorbing Company Subsidiaries or their respective Affiliates or shareholders or the Representatives thereof in connection with the Exchange Offers. Company shall indemnify and hold harmless Absorbing Company, the Absorbing Company Subsidiaries and their respective directors, officers, employees and other Representatives from and against any and all losses, damages, claims, costs or expenses (including reasonable attorneys’ fees) suffered or incurred by any of them in connection with the Exchange Offers solely to the extent arising from (i) information provided by or on behalf of Company, the Company Subsidiaries or their respective Affiliates or shareholders (excluding Absorbing Company and the Absorbing Company Subsidiaries) or the Representatives thereof to Absorbing Company, the Absorbing Company Subsidiaries or their respective Affiliates or shareholders or the Representatives thereof for inclusion in the Exchange Offer Documents and (ii) the bad faith, gross negligence or willful misconduct of Company, the Company Subsidiaries or their respective Affiliates or shareholders (excluding Absorbing Company and the Absorbing Company Subsidiaries) or the Representatives thereof in connection with the Exchange Offers. This Section 7.11(e) shall survive the termination of this Agreement.

(f) Each Party shall use reasonable best efforts to consummate the Exchange Offers in a manner that satisfies the Exchange Offer Condition as soon as practicable following the date of this Agreement; provided that notwithstanding anything in this Agreement to the contrary, no Party may offer to the holders of Intelsat Notes in the Exchange Offers any cash or equity consideration in excess of the aggregate cash and equity consideration set forth in the Exchange Offer Press Release. Upon obtaining the requisite tenders and consents from holders of the applicable series of Intelsat Notes (which tenders and consents have not been withdrawn prior to the applicable withdrawal deadline in the Exchange Offers), and satisfaction of all other conditions to the Exchange Offers, Absorbing Company will, and/or will cause the applicable Absorbing Company Subsidiaries to, consummate the Debt Exchanges and the Consent Solicitations and shall enter into, and use its reasonable best efforts to cause the trustees of the applicable indentures to enter into, appropriate new indentures and/or supplemental indentures reflecting, respectively, the terms of the securities to be exchanged for the Intelsat Notes in accordance with the terms of the Exchange Offers and amendments to the applicable Intelsat Indentures, and will use its reasonable best efforts to cause the trustees of the applicable Intelsat Indentures to promptly enter into such new indentures and/or supplemental indentures and to otherwise complete the Exchange Offers.

Section 7.12 Company Redomiciliation by Share Exchange and Other Actions.

(a) As promptly as practicable after the date hereof (and in any event prior to the Company Redomiciliation by Share Exchange), Company shall form a new direct, wholly owned Subsidiary of Company that is a Luxembourg société à responsabilité limitée (“OneWeb Lux Sub”), cause OneWeb Lux Sub to make an election under U.S. Treasury Regulations Section 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes, and assign the SoftBank-Company Capacity Purchase Agreement to OneWeb Lux Sub. Company shall cause OneWeb Lux Sub to be treated as a tax resident of Luxembourg (and not of any other jurisdiction) at all times from its formation and through the Effective Time, and Company shall take all such actions (and cause OneWeb Lux Sub to take all such actions) as may be necessary or appropriate to ensure that OneWeb Lux Sub is so treated.

(b) Immediately following the Company Redomiciliation by Share Exchange, the Luxembourg Company shall (i) cause the Jersey Company to transfer to the Luxembourg Company (x) all of the shares of OneWeb Lux Sub, and (y) all of the shares of each of the other direct Subsidiaries of Company (provided, in the case of this clause (y), that such transfer does not result in adverse tax consequences to Jersey Company), (ii) immediately following the transfer described in clause (i), contribute all of the shares so transferred to a newly formed, direct wholly owned Subsidiary of the Luxembourg Company that is a Luxembourg société à responsabilité limitée (“OneWeb Holdco”), (iii) immediately thereafter contribute all of the shares of the Jersey Company to OneWeb Holdco, and (iv) cause each of OneWeb Holdco and the Jersey Company to make an election under U.S. Treasury Regulations Section 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes effective as of, with respect to OneWeb Holdco, the date of the initial date of formation of OneWeb Holdco and, with respect to the Jersey Company, the date of completion of the Company Redomiciliation by Share Exchange (the steps described in clauses (i) through (iv), the “Company Restructuring Steps”). In no event shall the Luxembourg Company make an election under U.S. Treasury Regulations Section 301.7701-3(c). Company shall use reasonable best efforts to complete the Company Redomiciliation by Share Exchange and the Company Restructuring Steps as promptly as reasonably practicable after the date hereof in compliance with all applicable Law (but in no event later than April 1, 2017). Company shall keep Absorbing Company reasonably apprised on a reasonably current basis of the status of, and consult with Absorbing Company with respect to, and prior to taking, any steps or other actions to implement or facilitate the Company Redomiciliation by Share Exchange and the Company Restructuring Steps and, without limiting Section 7.1, provide Absorbing Company with a reasonable opportunity to review and comment on any documentation with respect thereto. For the avoidance of doubt, Company shall effect the Company Redomiciliation by Share Exchange and the Company Restructuring Steps consistent with the provisions of this Agreement in a manner that does not affect the amount of Merger Consideration issuable hereunder, require shareholder approvals that would not be obtained or require consents that may not be obtained pursuant to the Company Shareholder Voting Agreements or otherwise adversely affect the transactions contemplated hereby.

(c) As promptly as practicable following the date hereof, Absorbing Company shall use reasonable best efforts to obtain a ruling from the applicable Luxembourg tax authorities to the effect that a conversion of Intelsat Holdings S.A. (“Holdings”) from a Luxembourg société anonyme to a Luxembourg société à responsabilité limitée will not result in any adverse Tax consequences to Holdings (including any adverse effect on the net operating losses of Holdings or the Luxembourg fiscal unity of which Holdings is the parent company) (such ruling, the “Lux Ruling”).

(d) Following completion of the Merger, the Surviving Entity may cause the stock of OneWeb Holdco to be contributed to Holdings (the “Holdings Contribution”) in accordance with the terms of this Section 7.12(d). The Surviving Entity shall not take, or permit any of its Affiliates to take, any action that could reasonably be expected to constitute a “controlled asset transfer” with respect to OneWeb Holdco or any of its direct or indirect Subsidiaries or assets following the completion of the Merger (within the meaning of Treasury Regulations Section 1.367(a)-3(d)(1)(v)) that is not contemplated by the terms of this Section 7.12(d). If the Lux Ruling is obtained before the Merger (or within such period of time following the Merger as may be determined by the Surviving Entity), and such ruling remains valid and in effect, prior to effecting the Holdings Contribution, the Surviving Entity shall cause Holdings to (i) convert to a Luxembourg société à responsabilité limitée and, following such conversion, (ii) make an election under U.S. Treasury Regulations Section 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes, effective prior to the Holdings Contribution. For the avoidance of doubt, the Surviving Entity: (x) may proceed with the Holdings Contribution regardless of whether the Lux Ruling is obtained, and (y) shall not be required to proceed with the Holdings Contribution. Notwithstanding the foregoing, in the event the Surviving Entity determines to effect the Holdings Contribution at a time when Holdings is treated as a corporation for U.S. federal income tax purposes and the Holdings Contribution could constitute a “controlled asset transfer” following the completion of the Merger (within the meaning of Treasury Regulations Section 1.367(a)-3(d)(1)(v)), then (A) the Surviving Entity shall (1) inform each United States person (as defined in Treasury Regulations Section 1.367(a)-1(d)(1)) set forth on Schedule 7.12(d) that acquired directly or by attribution under the Code more than five percent (5%) of the outstanding Absorbing Company Common Shares in the Merger (each, a “U.S. Shareholder”) of such determination no later than August 1, 2018, (2) to the extent that any such U.S. Shareholder actually enters into a “gain recognition agreement” with the IRS with respect to the Merger (including for this purpose the Holdings Contribution), procure and maintain in full force and effect for five (5) full calendar years following the Closing Date a term insurance policy with a life insurance company reasonably acceptable to such U.S. Shareholder with respect to the life of such U.S. Shareholder owned by a person designated by such U.S. Shareholder and payable to and for the benefit of such U.S. Shareholder’s named beneficiaries in an amount sufficient to discharge the U.S. federal, state and local income tax liability payable (including interest) as a result of such gain recognition agreement having been in force and effect at the time of the death of the U.S. Shareholder with respect to the Absorbing Company Common Shares owned directly or by attribution under the Code by such U.S. Shareholder after the Merger, and (3) pay to such U.S. Shareholder an amount in cash sufficient to cover, on an after-tax basis, any U.S. federal, state and local income tax liability of such U.S. Shareholder with respect to the premiums paid by the Surviving Entity on such insurance policy, and (B) prior to effecting the Holdings Contribution, the Surviving Entity and each such U.S. Shareholder shall negotiate in good faith and enter into an indemnity arrangement, reasonably acceptable to the Surviving Entity and such U.S. Shareholder, pursuant to which the Surviving Entity would indemnify the U.S. Shareholder for any U.S. federal, state and local income tax liability payable (including interest) as a result of such gain recognition agreement and such indemnity agreement in the event that the Surviving Entity takes, or permits any of its Affiliates to take, any action that would constitute a “triggering event” within the meaning of section 1.367(a)-8(j) of the Treasury Regulations and thereby cause the U.S. Shareholder to recognize any gain under the applicable gain recognition agreement (it being understood and agreed that any such indemnity arrangement shall provide that the Surviving Entity shall be entitled to (and such U.S. Shareholder shall promptly pay over to the Surviving Entity) any Tax benefit actually realized in cash or in a reduction in taxes otherwise payable by such U.S. Shareholder as a result of any basis increase attributable to any gain recognized by such U.S. Shareholder and in respect of which the Surviving Entity has an indemnification obligation to such U.S. Shareholder pursuant to such indemnity arrangement). If a U.S. Shareholder enters into a “gain recognition agreement” with the IRS with respect to the Merger (including for this purpose the Holdings Contribution), an affirmative approval of a majority of the outstanding voting shares then-existing shall be required in order for the Surviving Entity to authorize or permit a sale by the Surviving Entity (or its applicable Subsidiaries) of all or substantially all of the assets (within the meaning of U.S. Treasury Regulations Section 1.367(a)-8(j)(2)) of Company and its Subsidiaries, taken as a whole, that existed as of the Closing Date.

(e) After the date hereof and through the Effective Time, the Parties shall in good faith cooperate and consult with each other in planning, structuring and executing (i) any pre-closing restructuring of Company, the Company Subsidiaries or their respective assets and operations, including in respect of any Satellite Financing, and any acquisition structure related steps, in each case, as the Parties may determine to be necessary or advisable taking into account the financial, tax, regulatory and other relevant circumstances of the Surviving Entity following the Effective Time (provided that neither Company nor any Company Subsidiary shall be required to take any action pursuant to this clause (i) if such action would reasonably be expected to result in material adverse tax consequences to Company and its Subsidiaries in the event the Merger does not occur), and (ii) the post-Closing operating structure and tax efficient integration of Company and the Company Subsidiaries into Absorbing Company’s group and operations. In furtherance of the foregoing, without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed), and except as provided in Section 7.12(a), neither Company nor the Absorbing Company shall (and each shall cause each of its Subsidiaries not to) (1) make, change or revoke any entity classification election under U.S. Treasury Regulations Section 301.7701-3(c), (2) take any action, or fail to take any action, if such action or failure to act could reasonably be expected to change or affect the jurisdiction in which such Party or any of its Subsidiaries is currently tax resident, or (3) take any action that could reasonably be expected to result in material adverse tax consequences to the Surviving Entity and its Subsidiaries following the Effective Time (taking into account the Merger).

Section 7.13 Certain Waivers and Consents.

(a) Company shall use reasonable best efforts to obtain as promptly as reasonably practicable waivers and consents substantially in the forms attached to Section 7.13 of the Company Disclosure Letter (the “Waivers”) from each shareholder of Company that has not yet entered into a Waiver.

(b) Company shall use reasonable best efforts to obtain as promptly as reasonably practicable the consents needed to terminate the Company Registration Rights Agreement in connection with, and effective as of, the Closing.

(c) Absorbing Company shall use reasonable best efforts to obtain as promptly as reasonably practicable the consents needed to terminate the Governance Agreement (other than Section 1.03(c) thereof) and Absorbing Company Shareholders Agreements in connection with, and effective as of, the Closing.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to this Agreement to effect the Merger are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities) shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority, in each case, after the date of this Agreement that, in any case, makes illegal the consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities) or otherwise restrains, enjoins or prohibits the consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities).

(b) Company Shareholder Approval.

(i) The Merger Plan shall have been registered with the relevant Luxembourg tax authority and filed with the Luxembourg trade and companies’ register and been published with the RESA in accordance with the Luxembourg Company Law

(ii) The Company Shareholder Approval shall have been obtained.

(iii) The minutes of the Company Shareholder Meeting shall have been registered with the relevant Luxembourg tax authority and filed with the Luxembourg trade and companies’ register and shall have been published with the RESA.

(iv) No application to the Luxembourg court for an order restraining the Merger or modifying this Agreement or the Merger Plan shall be outstanding.

(c) Absorbing Company Shareholder Approval.

(i) The Merger Plan shall have been registered with the relevant Luxembourg tax authority and filed with the Luxembourg trade and companies’ register and been published with the RESA in accordance with the Luxembourg Company Law.

(ii) The Absorbing Company Shareholder Approval shall have been obtained.

(iii) The minutes of the Absorbing Company Shareholder Meeting shall have been registered with the relevant Luxembourg tax authority and filed with the Luxembourg trade and companies’ register and shall have been published with the RESA.

(iv) No application to the Luxembourg court for an order restraining the Merger or modifying this Agreement or the Merger Plan shall be outstanding.

(d) CFIUS. The CFIUS Clearance shall have been obtained.

(e) DSS. The DSS Approval shall have been obtained.

(f) DDTC. A period of sixty-one (61) days shall have elapsed following written notice to the DDTC under the ITAR, 22 CFR§122.4(b), with respect to the Merger, without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any DDTC registration required by Absorbing Company as the surviving entity.

(g) Other Governmental Approvals.

(i) Any waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act or the Antitrust Laws of the United States, Mexico or Germany shall have expired or shall have been terminated.

(ii) Any pre-closing approvals or clearances applicable to the transactions contemplated by this Agreement reasonably required under the Antitrust Laws of the United States, Mexico or Germany shall have been obtained.

(iii) Any pre-closing filings, notifications or consents applicable to the transactions contemplated by this Agreement reasonably required from (x) FCC, (y) Team Telecom, and (z) to the extent that the Parties (together with SoftBank) mutually reasonably determine that any additional clearances, notices or approvals are required under the Foreign Communications Laws of any non-United States jurisdiction, the applicable Governmental Authorities in such jurisdictions, shall have been delivered or obtained, as applicable, and shall be in full force and effect.

(h) Listing. The Absorbing Company Common Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(i) Debt Exchanges. The Debt Exchanges shall have been consummated or shall be consummated concurrently with the Closing on terms such that, immediately prior to the Closing but assuming the consummation of the transactions contemplated by this Agreement, the ratio of (i) US$1,650,670,000 to (ii) Absorbing Company Pro Forma Interest Expense equals or exceeds 2.38:1.00, or on such other terms as the Parties, acting reasonably, agree.

(j) Share Purchase Agreement. The transactions contemplated by the Share Purchase Agreement shall be being consummated substantially concurrently with the Closing.

(k) Company Funding. The applicable parties to the Company Share Purchase Agreement shall have consummated each of the Second Funding and the Additional Funding (each as defined in the Company Share Purchase Agreement) contemplated by the Company Share Purchase Agreement or such Second Funding and Additional Funding shall be being consummated substantially concurrently with the Closing.

Section 8.2 Conditions to Obligations of Absorbing Company. The obligations of Absorbing Company to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Absorbing Company at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (except Section 4.3(g)), Section 4.4 (Authority), Section 4.22 (Approval Required) and Section 4.23 (Brokers), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (ii) each of the other representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct, without giving effect to any materiality or, except with respect to Section 4.8, “Company Material Adverse Effect” qualifications set forth therein, does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Material Adverse Change. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) Delivery of Certificates. Company shall have delivered to Absorbing Company a certificate, dated as of the Closing Date, and signed by an authorized officer on behalf of Company, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied

Section 8.3 Conditions to Obligations of Company. The obligations of Company to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Company at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries), Section 5.3 (Capital Structure) (except Section 5.3(g)), Section 5.4 (Authority), Section 5.22 (Approval Required) and Section 5.23 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (ii) each of the other representations and warranties of Absorbing Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct, without giving effect to any materiality or, except with respect to Section 5.8, “Absorbing Company Material Adverse Effect” qualifications set forth therein, does not have, and would not reasonably be expected to have, individually or in the aggregate, an Absorbing Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Absorbing Company. Absorbing Company shall have performed in all material respects all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Material Adverse Change. On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes, or would reasonably be expected to have, an Absorbing Company Material Adverse Effect.

(d) Delivery of Certificates. Absorbing Company shall have delivered to Company a certificate, dated as of the Closing Date and signed by an authorized officer on behalf of Absorbing Company, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) Absorbing Company Governance Agreement. The Absorbing Company Governance Agreement (other than Section 1.03(c) thereof) shall have been terminated in connection with, and effective as of, the Closing.

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, notwithstanding approval thereof by the shareholders of Company or Absorbing Company (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of Absorbing Company and Company;

(b) by either Absorbing Company or Company:

(i) upon the termination of the Share Purchase Agreement in accordance with its terms;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Eastern Time on February 28, 2018 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party if the failure of the Merger to be consummated by the Outside Date was primarily due to the failure of such Party to comply with any provision of this Agreement; or

(iii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the Merger, and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to comply with any provision of this Agreement.

(c) by Absorbing Company, if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) if continuing at the Closing would result in the failure of any of the conditions set forth in Section 8.2(a) or 8.2(b) (a “Company Terminating Breach”), and (B) cannot be cured by the Outside Date or if curable prior to the Outside Date shall not have been cured or expressly waived within sixty (60) calendar days after the receipt of written notice of such breach, violation or failure to perform from Absorbing Company; provided that Absorbing Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if an Absorbing Company Terminating Breach shall have occurred and be continuing at the time Absorbing Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c);

(d) by Company, if Absorbing Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) if continuing at the Closing would result in the failure of any of the conditions set forth in Section 8.3(a) or 8.3(b) (a “Absorbing Company Terminating Breach”), and (B) cannot be cured by the Outside Date or if curable prior to the Outside Date shall not have been cured or expressly waived within sixty (60) calendar days after the receipt of written notice of such breach, violation or failure to perform from Company; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d); or

(e) by either Company or Absorbing Company, if the requisite tenders from holders of the applicable series of Intelsat Notes (which tenders have not been withdrawn prior to the applicable withdrawal deadline in the Exchange Offers) in order to satisfy the Exchange Offer Condition shall not have been obtained by 5:00 p.m. Eastern Time on May 29, 2017 (the “Early Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party if the failure to receive such tenders by the Early Outside Date was primarily due to the failure of such Party to comply in all material respects with any provision of this Agreement related to the Exchange Offers.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Absorbing Company or Company, except that the Confidentiality Agreement and the provisions of Section 7.2(b) (Access to Information; Confidentiality), Section 7.11(e) (Exchange Offers and Consent Solicitations), this Section 9.2, Section 9.3 (Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive the termination hereof; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Expenses. All fees and Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided, however, that all fees and Expenses (other than fees (other than reasonable, documented, out-of-pocket expenses) payable to counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) to the extent incurred in connection with the Exchange Offers and the regulatory filings and approvals contemplated by Section 7.5 shall be borne 50% by Absorbing Company and 50% by Company.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Absorbing Company Board, respectively, at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 9.5 Transfer Taxes. Absorbing Company and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, share transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of any Transfer Taxes.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

if to Company to:

WorldVu Satellites Limited

1400 Key Blvd

Arlington, Virginia 22209

Attn: Ross Vincenti, Esq., General Counsel

Fax: +44 (0)1534 769770

with a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

Attn: Robert V. Jahrling, Esq.

Fax: (617) 248-4000

and to:

SoftBank Group Corp.

Tokyo Shiodome Bldg.

1-9-1 Higashi-shimbashi

Minato-ku, Tokyo 105-7303 Japan

Attn:     Alex Clavel

             Suzaki Masato

Fax: +81 3 6215 5001

Email: alex@softbank.com

            msuzaki@g.softbank.co.jp

and to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

Attn:     Robert S. Townsend

Fax:      (415) 276-7080

Email:   RTownsend@mofo.com

if to Absorbing Company to:

Intelsat S.A.

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

Attn: Michelle Bryan, General Counsel

Fax: 703-559-8539

Email: michelle.bryan@intelsat.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Steven A. Cohen

            Victor Goldfeld

Fax: 212-403-2000

Email: sacohen@wlrk.com

        vgoldfeld@wlrk.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Schedules, the Exhibits, the Company Disclosure Letter and the Absorbing Company Disclosure Letter), the Share Purchase Agreement, the Company Shareholders Voting Agreements, the Absorbing Company Shareholders Voting Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except, from and after the Effective Time, for the provisions of Article 3 (which shall be for the benefit of holders of Company Ordinary Shares immediately prior to the Effective Time) and Section 7.4 (which shall be for the benefit of the Indemnified Parties), and Section 7.12(d) (which shall be for the benefit of the U.S. Shareholders). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Extension; Waiver. At any time prior to the Effective Time, the Parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Governing Law. This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, administration, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to its conflicts of laws principles (whether the State of New York or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of New York); provided, however, that the Company Redomiciliation by Share Exchange and matters related thereto shall, to the extent required by the Laws of Jersey or Luxembourg, be governed by, and construed in accordance with, the Laws of Jersey or Luxembourg, as applicable, and that the Merger and matters related thereto shall, to the extent required by the Laws of Luxembourg, be governed by, and construed in accordance with, the Laws of Luxembourg.

Section 10.8 Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or in the event that diversity jurisdiction is not available, to any state court located within New York City, for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the courts set forth in Section 10.8(a), and (d) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, any contention that any such judgment may not be recognized and/or enforced in whole or in part. Each Party agrees that service of process upon such Party in any such Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement shall be effective if such process is given as notice in accordance with Section 10.2.

Section 10.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party and any attempt to make any such assignment without such consent shall be null and void; provided, however, that automatically and without any action on the part of any Party hereto, upon completion of the Company Redomiciliation by Share Exchange, this Agreement, and the rights, interests and obligations of the Jersey Company hereunder, shall be assigned in whole to the Luxembourg Company; provided, further, that Jersey Company shall remain responsible for the obligations of Company notwithstanding any such assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.10 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement (including the obligation to consummate the Closing), without bonds or other security being required, in addition to any other remedy to which such Party is entitled at Law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any requirement of proof of damages or posting of a bond or other security in connection with any such relief is hereby waived.

Section 10.11 Waiver of Jury Trial. EACH PARTY IRREVOCABLY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

INTELSAT S.A.

By:	/s/ Stephen Spengler
Name: Stephen Spengler
Title: Chief Executive Officer

WORLDVU SATELLITES LIMITED

By:	/s/ Greg Wyler
Name: Greg Wyler
Title: Executive Chairman

[Signature Page to the Combination Agreement]